CREDIT AGREEMENT

Dated as of October 31, 2012

by and among

WINNEBAGO INDUSTRIES, INC.
and
WINNEBAGO OF INDIANA, LLC,
as the Borrowers,

THE OTHER PERSONS PARTY HERETO FROM TIME TO TIME THAT
ARE DESIGNATED AS CREDIT PARTIES,

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent for all Lenders,

and

THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO,
as Lenders.

TABLE OF CONTENTS

			Page
ARTICLE I.	THE CREDITS		1
1.1	Amounts and Terms of Commitments		1
1.2	Evidence of Loans; Notes		6
1.3	Interest		6
1.4	Loan Accounts		7
1.5	Procedure for Revolving Credit Borrowing		8
1.6	Conversion and Continuation Elections		9
1.7	Incremental Loans		10
1.8	Mandatory Prepayments of Loans and Commitment Reductions		11
1.9	Fees		13
1.10	Payments by the Borrowers		14
1.11	Payments by the Lenders to Agent; Settlement		15
1.12	Borrower Representative		19
1.13	[Intentionally Reserved.]		19
1.14	Eligible Inventory		19
ARTICLE II.	CONDITIONS PRECEDENT		22
2.1	Conditions of Initial Loans		22
2.2	Conditions to All Borrowings		22
ARTICLE III.	REPRESENTATIONS AND WARRANTIES		
3.1	Corporate Existence and Power		23
3.2	Corporate Authorization; No Contravention		23
3.3	Governmental Authorization		24
3.4	Binding Effect		24
3.5	Litigation		24
3.6	No Default		25
3.7	ERISA Compliance		25
3.8	Use of Proceeds; Margin Regulations		25
3.9	Ownership of Property; Liens		26
3.10	Taxes		26
3.11	Financial Condition		26
3.12	Environmental Matters		27
3.13	Regulated Entities		28
3.14	Solvency		28
3.15	Labor Relations		28
3.16	Intellectual Property		28
3.17	Brokers' Fees; Transaction Fees		29
3.18	Insurance		29
3.19	Ventures, Subsidiaries and Affiliates; Outstanding Stock		29

3.20	Jurisdiction of Organization; Chief Executive Office	30
3.21	Locations of Inventory, Equipment and Books and Records	30
3.22	Deposit Accounts and Other Accounts	30
3.23	Government Contracts	30
3.24	Customer and Trade Relations	30
3.25	Bonding	30
3.26	[Intentionally Reserved.]	30
3.27	[Intentionally Reserved.]	31
3.28	[Intentionally Reserved.]	31
3.29	Full Disclosure	31
3.30	Foreign Assets Control Regulations and Anti-Money Laundering	31
3.31	Patriot Act	31
ARTICLE IV.	AFFIRMATIVE COVENANTS	32
4.1	Financial Statements	32
4.2	Appraisals; Certificates; Other Information	32
4.3	Notices	35
4.4	Preservation of Corporate Existence, Etc.	37
4.5	Maintenance of Property	37
4.6	Insurance	37
4.7	Payment of Obligations	38
4.8	Compliance with Laws	39
4.9	Inspection of Property and Books and Records	39
4.10	Use of Proceeds	40
4.11	Cash Management Systems	40
4.12	Landlord Agreements	40
4.13	Further Assurances	40
4.14	Environmental Matters	41
ARTICLE V.	NEGATIVE COVENANTS	42
5.1	Limitation on Liens	42
5.2	Disposition of Assets	44
5.3	Consolidations and Mergers	44
5.4	Acquisitions; Loans and Investments	45
5.5	Limitation on Indebtedness	46
5.6	Employee Loans and Transactions with Affiliates	46
5.7	Management Fees and Compensation	47
5.8	Margin Stock; Use of Proceeds	47
5.9	Contingent Obligations	47
5.10	Compliance with ERISA	48
5.11	Restricted Payments	48
5.12	Change in Business	48
5.13	Change in Structure	49
5.14	Changes in Accounting, Name or Jurisdiction of Organization	49

5.15	Amendments to Material Contracts	49
5.16	No Negative Pledges	49
5.17	OFAC; Patriot Act	50
5.18	Sale-Leasebacks	50
5.19	Hazardous Materials	50
5.20	Prepayments of Other Indebtedness	50

ARTICLE VI.	FINANCIAL COVENANTS	50

ARTICLE VII.	EVENTS OF DEFAULT	51
7.1	Events of Default	51
7.2	Remedies	53
7.3	Rights Not Exclusive	54
7.4	Cash Collateral for Letters of Credit	54

ARTICLE VIII.	THE AGENT	54
8.1	Appointment and Duties	54
8.2	Binding Effect	55
8.3	Use of Discretion	56
8.4	Delegation of Rights and Duties	56
8.5	Reliance and Liability	57
8.6	Agent Individually	59
8.7	Lender Credit Decision	59
8.8	Expenses; Indemnities; Withholding	60
8.9	Resignation of Agent or L/C Issuer	61
8.10	Release of Collateral or Guarantors	61
8.11	Additional Secured Parties	62

ARTICLE IX.	MISCELLANEOUS	63
9.1	Amendments and Waivers	63
9.2	Notices	65
9.3	Electronic Transmissions	66
9.4	No Waiver; Cumulative Remedies	67
9.5	Costs and Expenses	68
9.6	Indemnity	68
9.7	Marshaling; Payments Set Aside	69
9.8	Successors and Assigns	69
9.9	Assignments and Participations; Binding Effect	70
9.10	Non-Public Information; Confidentiality	73
9.11	Set-off; Sharing of Payments	75
9.12	Counterparts; Facsimile Signature	76
9.13	Severability	76
9.14	Captions	76

Winnebago Credit Agreement
41858764

	9.15	Independence of Provisions	76
	9.16	Interpretation	76
	9.17	No Third Parties Benefited	76
	9.18	Governing Law and Jurisdiction	76
	9.19	Waiver of Jury Trial	77
	9.20	Entire Agreement; Release; Survival	77
	9.21	Patriot Act	78
	9.22	Replacement of Lender	78
	9.23	Joint and Several	79
	9.24	Creditor-Debtor Relationship	79
	9.25	Actions in Concert	79
ARTICLE X.		TAXES, YIELD PROTECTION AND ILLEGALITY	80
	10.1	Taxes	80
	10.2	Illegality	82
	10.3	Increased Costs and Reduction of Return	82
	10.4	Funding Losses	84
	10.5	Inability to Determine Rates	84
	10.6	Reserves on LIBOR Rate Loans	85
	10.7	Certificates of Lenders	85
ARTICLE XI.		DEFINITIONS	85
	11.1	Defined Terms	85
	11.2	Other Interpretive Provisions	108
	11.3	Accounting Terms and Principles	109
	11.4	Payments	109

SCHEDULES

Schedule 1.1	Revolving Loan Commitments
Schedule 3.5	Litigation
Schedule 3.7	ERISA
Schedule 3.8	Closing Date Sources and Uses; Funds Flow Memorandum
Schedule 3.9	Ownership of Property; Liens
Schedule 3.11(a)	Historical Financial Statements
Schedule 3.11(b)	Pro Forma Financial Statements
Schedule 3.11(c)	Projections
Schedule 3.12	Environmental
Schedule 3.15	Labor Relations
Schedule 3.16	Intellectual Property
Schedule 3.18	Insurance
Schedule 3.19	Ventures, Subsidiaries and Affiliates; Outstanding Stock
Schedule 3.20	Jurisdiction of Organization; Chief Executive Office
Schedule 3.21	Locations of Inventory, Equipment and Books and Records
Schedule 3.22	Deposit Accounts and Other Accounts
Schedule 3.23	Government Contracts
Schedule 3.25	Bonding
Schedule 5.1	Liens
Schedule 5.4(e)	Certain Investments
Schedule 5.4(g)	Certain Investments
Schedule 5.5	Indebtedness
Schedule 5.6	Transactions with Affiliates
Schedule 5.9	Contingent Obligations
Schedule 11.1	Prior Indebtedness

ANNEXES

Annex I	Fiscal Periods of the Credit Parties

EXHIBITS

Exhibit 1.1(c)	Form of L/C Request
Exhibit 1.6	Form of Notice of Conversion/Continuation
Exhibit 2.1	Closing Checklist
Exhibit 4.2(b)	Form of Compliance Certificate
Exhibit 11.1(a)	Form of Assignment
Exhibit 11.1(b)	Form of Borrowing Base Certificate
Exhibit 11.1(c)	Form of Notice of Borrowing
Exhibit 11.1(d)	Form of Revolving Note

CREDIT AGREEMENT

This CREDIT AGREEMENT (including all exhibits, annexes and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "Agreement") is entered into as of October 31, 2012, by and among WINNEBAGO INDUSTRIES, INC., an Iowa corporation ("Winnebago Inc."), WINNEBAGO OF INDIANA, LLC, an Iowa limited liability company ("Indiana"; Winnebago Inc. and Indiana are sometimes referred to herein, collectively, as the "Borrowers" and, individually, as a "Borrower"), Winnebago Inc., as Borrower Representative, the other Persons party hereto that are designated as a "Credit Party" and are party hereto from time to time, GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), as Agent for the several financial institutions from time to time party to this Agreement (collectively, the "Lenders" and, individually, each, a "Lender"), and such Lenders.

W I T N E S S E T H :

WHEREAS, the Borrowers have requested, and the Lenders have agreed to make available to the Borrowers, a revolving credit facility (including a letter of credit subfacility) upon and subject to the terms and conditions set forth in this Agreement to (a) provide for working capital, capital expenditures and other general corporate purposes of the Borrowers, and (b) fund certain fees and expenses associated with the funding of the Loans;

WHEREAS, the Borrowers desire to secure all of their Obligations under the Loan Documents by granting to Agent, for the benefit of the Secured Parties, a security interest in and lien upon substantially all of their Property (other than Real Estate, the airplane owned by the Borrowers and certain life insurance policies);

WHEREAS, subject to the terms hereof, each Subsidiary of Borrowers which is not a Borrower is willing to guaranty all of the Obligations of the Borrowers and to grant to Agent, for the benefit of the Secured Parties, a security interest in and lien upon substantially all of its Property;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

ARTICLE I.
THE CREDITS

1.1   Amounts and Terms of Commitments.

    (a)   [Intentionally Reserved.]

    (b)   The Revolving Credit.

        (i)   Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Credit Parties contained herein, each

Revolving Lender severally and not jointly agrees to make Loans to the Borrowers (each such Loan, a "Revolving Loan") from time to time on any Business Day during the period from the Closing Date through the Final Availability Date, in an aggregate amount not to exceed at any time outstanding the amount set forth opposite such Lender's name in Schedule 1.1 under the heading "Revolving Loan Commitments" (such amount as the same may be reduced or increased from time to time in accordance with this Agreement, being referred to herein as such Lender's "Revolving Loan Commitment"); provided, however, that, after giving effect to any Borrowing of Revolving Loans, the aggregate principal amount of all outstanding Revolving Loans shall not exceed the Maximum Revolving Loan Balance. Subject to the other terms and conditions hereof, amounts borrowed under this subsection 1.1 (b) may be repaid and reborrowed from time to time. The "Maximum Revolving Loan Balance" from time to time will be the lesser of:

(x)   the Borrowing Base (as calculated pursuant to the Borrowing Base Certificate) in effect from time to time, or

(y)   the Aggregate Revolving Loan Commitment then in effect, less those Reserves imposed by Agent in its Permitted Discretion;

less, in either case, the aggregate amount of Letter of Credit Obligations.

If at any time the then outstanding principal balance of Revolving Loans exceeds the Maximum Revolving Loan Balance, then the Borrowers shall immediately prepay outstanding Revolving Loans and then cash collateralize outstanding Letters of Credit in an amount sufficient to eliminate such excess in accordance herewith and in a manner satisfactory to the L/C Issuers.

(ii)   [Intentionally Reserved.]

(iii)   If the Borrower Representative requests that Revolving Lenders make, or permit to remain outstanding Revolving Loans in excess of the Borrowing Base (any such excess Revolving Loan is herein referred to as an "Overadvance"), Agent may, in its sole discretion, elect to make, or permit to remain outstanding such Overadvance; provided, however, that Agent may not cause Revolving Lenders to make, or permit to remain outstanding, (A) aggregate Revolving Loans in excess of the Aggregate Revolving Loan Commitment less the aggregate amount of Letter of Credit Obligations or (B) an Overadvance in an aggregate amount in excess of 10% of the Aggregate Revolving Loan Commitment. No Overadvance shall remain outstanding for more than ninety (90) days consecutive days during any one hundred eighty (180) consecutive day period. If an Overadvance is made, or permitted to remain outstanding, pursuant to the preceding sentence, then all Revolving Lenders shall be bound to make, or permit to remain outstanding, such Overadvance based upon their Commitment Percentage of the Aggregate Revolving Loan Commitment in accordance with the terms of this Agreement, regardless of whether the conditions to lending set forth in Section 2.2 have been met. Furthermore, Required Revolving Lenders may prospectively revoke Agent's ability to make or permit Overadvances by written notice to Agent. All Overadvances shall constitute Base Rate

2

Loans and shall bear interest at the Base Rate plus the Applicable Margin for Revolving Loans and the default rate under subsection 1.3(c).

(c)   Letters of Credit.

(i)   Conditions. On the terms and subject to the conditions contained herein, Borrower Representative may request that one or more L/C Issuers Issue, in accordance with such L/C Issuers' usual and customary business practices and for the account of the Borrowers, Letters of Credit (denominated in Dollars) from time to time on any Business Day during the period from the Closing Date through the earlier of (x) the Final Availability Date and (y) seven (7) days prior to the date specified in clause (a) of the definition of "Revolving Termination Date"; provided, however, that no L/C Issuer shall Issue any Letter of Credit upon the occurrence of any of the following or, if after giving effect to such Issuance:

(A)   (i) Availability would be less than zero or (ii) the Letter of Credit Obligations for all Letters of Credit would exceed $5,000,000 (the "L/C Sublimit");

(B)   the expiration date of such Letter of Credit (i) is not a Business Day, (ii) is more than one year after the date of Issuance thereof or (iii) is later than seven (7) days prior to the date specified in clause (a) of the definition of "Revolving Termination Date"; provided, however, that any Letter of Credit with a term not exceeding one year may provide for its renewal for additional periods not exceeding one year as long as (x) each Borrower and such L/C Issuer have the option to prevent such renewal before the expiration of such term or any such period and (y) neither such L/C Issuer nor any Borrower shall permit any such renewal to extend such expiration date beyond the date set forth in clause (iii) above; or

(C)   (i) any fee due in connection with, and on or prior to, such Issuance has not been paid, (ii) such Letter of Credit is requested to be Issued in a form that is not acceptable to such L/C Issuer or (iii) such L/C Issuer shall not have received, each in form and substance reasonably acceptable to it and duly executed by the Borrowers or the Borrower Representative on their behalf, the documents that such L/C Issuer generally uses in the Ordinary Course of Business for the Issuance of letters of credit of the type of such Letter of Credit (collectively, the "L/C Reimbursement Agreement").

Furthermore, GE Capital as an L/C Issuer may elect only to Issue Letters of Credit in its own name and may only Issue Letters of Credit to the extent permitted by Requirements of Law, and such Letters of Credit may not be accepted by certain beneficiaries such as insurance companies. For each Issuance, the applicable L/C Issuer may, but shall not be required to, determine that, or take notice whether, the conditions precedent set forth in Section 2.2 have been satisfied or waived in connection with the Issuance of any Letter of Credit; provided, however, that no Letter of Credit shall be Issued during the period starting on the first Business Day after the receipt by such L/C Issuer of notice from Agent or the Required

3

Revolving Lenders that any condition precedent contained in Section 2.2 is not satisfied and ending on the date all such conditions are satisfied or duly waived.

Notwithstanding anything else to the contrary herein, if any Lender is a Non-Funding Lender or Impacted Lender, no L/C Issuer shall be obligated to Issue any Letter of Credit unless (w) the Non-Funding Lender or Impacted Lender has been replaced in accordance with Section 9.9 or 9.22, (x) the Letter of Credit Obligations of such Non-Funding Lender or Impacted Lender have been cash collateralized, (y) the Revolving Loan Commitments of the other Lenders have been increased by an amount sufficient to satisfy Agent that all future Letter of Credit Obligations will be covered by all Revolving Lenders that are not Non-Funding Lenders or Impacted Lenders, or (z) the Letter of Credit Obligations of such Non-Funding Lender or Impacted Lender have been reallocated to other Revolving Lenders in a manner consistent with subsection 1.11(e)(ii).

(ii)   Notice of Issuance. The Borrower Representative shall give the relevant L/C Issuer and Agent a notice of any requested Issuance of any Letter of Credit, which shall be effective only if received by such L/C Issuer and Agent not later than 2:00 p.m. (New York time) on the third Business Day prior to the date of such requested Issuance. Such notice shall be made in a writing or Electronic Transmission substantially in the form of Exhibit 1.1(c) duly completed or in any other written form acceptable to such L/C Issuer (each, an "L/C Request").

(iii)   Reporting Obligations of L/C Issuers. Each L/C Issuer agrees to provide Agent, in form and substance satisfactory to Agent, each of the following on the following dates: (A) (i) on or prior to any Issuance of any Letter of Credit by such L/C Issuer, (ii) immediately after any drawing under any such Letter of Credit or (iii) immediately after any payment (or failure to pay when due) by any Borrower of any related L/C Reimbursement Obligation, notice thereof, which shall contain a reasonably detailed description of such Issuance, drawing or payment, and Agent shall provide copies of such notices to each Revolving Lender reasonably promptly after receipt thereof; (B) upon the request of Agent (or any Revolving Lender through Agent), copies of any Letter of Credit Issued by such L/C Issuer and any related L/C Reimbursement Agreement and such other documents and information as may reasonably be requested by Agent; and (C) on the first Business Day of each calendar week, a schedule of the Letters of Credit Issued by such L/C Issuer, in form and substance reasonably satisfactory to Agent, setting forth the Letter of Credit Obligations for such Letters of Credit outstanding on the last Business Day of the previous calendar week.

(iv)   Acquisition of Participations. Upon any Issuance of a Letter of Credit in accordance with the terms of this Agreement resulting in any increase in the Letter of Credit Obligations, each Revolving Lender shall be deemed to have acquired, without recourse or warranty, an undivided interest and participation in such Letter of Credit and the related Letter of Credit Obligations in an amount equal to its Commitment Percentage of such Letter of Credit Obligations.

4

(v)   Reimbursement Obligations of the Borrowers.   The Borrowers agree to pay to the L/C Issuer of any Letter of Credit, or to Agent for the benefit of such L/C Issuer, each L/C Reimbursement Obligation owing with respect to such Letter of Credit no later than the first Business Day after the Borrowers or the Borrower Representative receive notice from such L/C Issuer or from Agent that payment has been made under such Letter of Credit or that such L/C Reimbursement Obligation is otherwise due (the "L/C Reimbursement Date") with interest thereon computed as set forth in clause (A) below. In the event that any L/C Reimbursement Obligation is not repaid by the Borrowers as provided in this clause (v) (or any such payment by the Borrowers is rescinded or set aside for any reason), such L/C Issuer shall promptly notify Agent of such failure (and, upon receipt of such notice, Agent shall notify each Revolving Lender) and, irrespective of whether such notice is given, such L/C Reimbursement Obligation shall be payable on demand by the Borrowers with interest thereon computed (A) from the date on which such L/C Reimbursement Obligation arose to the L/C Reimbursement Date, at the interest rate applicable during such period to Revolving Loans that are Base Rate Loans and (B) thereafter until payment in full, at the interest rate applicable during such period to past due Revolving Loans that are Base Rate Loans.

(vi)   Reimbursement Obligations of the Revolving Credit Lenders.

(1)   Upon receipt of the notice described in clause (v) above from Agent, each Revolving Lender shall pay to Agent for the account of such L/C Issuer its Commitment Percentage of such Letter of Credit Obligations (as such amount may be increased pursuant to subsection 1.11(e)(ii)).

(2)   By making any payments described in clause (1) above (other than during the continuation of an Event of Default under subsection 7.1(f) or 7.1(g)), such Lender shall be deemed to have made a Revolving Loan to the Borrowers, which, upon receipt thereof by Agent for the benefit of such L/C Issuer, the Borrowers shall be deemed to have used in whole to repay such L/C Reimbursement Obligation. Any such payment that is not deemed a Revolving Loan shall be deemed a funding by such Lender of its participation in the applicable Letter of Credit and the Letter of Credit Obligation in respect of the related L/C Reimbursement Obligations. Such participation shall not otherwise be required to be funded. Following receipt by any L/C Issuer of any payment from any Lender pursuant to this clause (vi) with respect to any portion of any L/C Reimbursement Obligation, such L/C Issuer shall promptly pay to Agent, for the benefit of such Lender, all amounts received by such L/C Issuer (or to the extent such amounts shall have been received by Agent for the benefit of such L/C Issuer, Agent shall promptly pay to such Lender all amounts received by Agent for the benefit of such L/C Issuer) with respect to such portion.

(vii)   Obligations Absolute. The obligations of the Borrowers and the Revolving Lenders pursuant to clauses (iv), (v) and (vi) above shall be absolute, unconditional and irrevocable and performed strictly in accordance with the terms of this Agreement irrespective of (A) (i) the invalidity or unenforceability of any term or provision

5

in any Letter of Credit, any document transferring or purporting to transfer a Letter of Credit, any Loan Document (including the sufficiency of any such instrument), or any modification to any provision of any of the foregoing, (ii) any document presented under a Letter of Credit being forged, fraudulent, invalid, insufficient or inaccurate in any respect or failing to comply with the terms of such Letter of Credit or (iii) any loss or delay, including in the transmission of any document, (B) the existence of any setoff, claim, abatement, recoupment, defense or other right that any Person (including any Credit Party) may have against the beneficiary of any Letter of Credit or any other Person, whether in connection with any Loan Document or any other Contractual Obligation or transaction, or the existence of any other withholding, abatement or reduction, (C) in the case of the obligations of any Revolving Lender, (i) the failure of any condition precedent set forth in Section 2.2 to be satisfied (each of which conditions precedent the Revolving Lenders hereby irrevocably waive) or (ii) any adverse change in the condition (financial or otherwise) of any Credit Party and (D) any other act or omission to act or delay of any kind of Agent, any Lender or any other Person or any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this clause (vii), constitute a legal or equitable discharge of any obligation of the Borrowers or any Revolving Lender hereunder. No provision hereof shall be deemed to waive or limit the Borrowers' right to seek repayment of any payment of any L/C Reimbursement Obligations from the L/C Issuer under the terms of the applicable L/C Reimbursement Agreement or applicable law.

   1.2   Evidence of Loans; Notes.

      (a)   [Intentionally Reserved.]

      (b)   The Revolving Loans made by each Revolving Lender are evidenced by this Agreement and, if requested by such Lender, a Revolving Note payable to such Lender in an amount equal to such Lender's Revolving Loan Commitment.

   1.3   Interest.

      (a)   Subject to subsections 1.3(c) and 1.3(d), each Loan shall bear interest on the outstanding principal amount thereof from the date when made at a rate per annum equal to LIBOR or the Base Rate, as the case may be, plus the Applicable Margin. Each determination of an interest rate by Agent shall be conclusive and binding on each Borrower and the Lenders in the absence of manifest error. All computations of fees and interest payable under this Agreement shall be made on the basis of a 360-day year and actual days elapsed. Interest and fees shall accrue during each period during which interest or such fees are computed from the first day thereof to the last day thereof.

      (b)   Interest on each Loan shall be paid in arrears on each Interest Payment Date. Interest shall also be paid on the date of any payment or prepayment of Revolving Loans on the Revolving Termination Date.

      (c)   At the election of Agent or the Required Lenders while any Event of Default exists (or automatically while any Event of Default under subsection 7.1(a), 7.1(f)

6

or 7.1(g) exists), the Borrowers shall pay interest (after, as well as before, entry of judgment thereon to the extent permitted by law) on the Loans under the Loan Documents from and after the date of occurrence of such Event of Default, at a rate per annum which is determined by adding two percent (2.0%) per annum to the Applicable Margin then in effect for such Loans (plus the LIBOR or Base Rate, as the case may be). All such interest shall be payable on demand of Agent or the Required Lenders.

(d)   Anything herein to the contrary notwithstanding, the obligations of the Borrowers hereunder shall be subject to the limitation that payments of interest shall not be required, for any period for which interest is computed hereunder, to the extent (but only to the extent) that contracting for or receiving such payment by the respective Lender would be contrary to the provisions of any law applicable to such Lender limiting the highest rate of interest which may be lawfully contracted for, charged or received by such Lender, and in such event the Borrowers shall pay such Lender interest at the highest rate permitted by applicable law ("Maximum Lawful Rate"); provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, the Borrowers shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Agent, on behalf of Lenders, is equal to the total interest that would have been received had the interest payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement.

1.4   Loan Accounts.

(a)   Agent, on behalf of the Lenders, shall record on its books and records the amount of each Loan made, the interest rate applicable, all payments of principal and interest thereon and the principal balance thereof from time to time outstanding. Agent shall deliver to the Borrower Representative on a monthly basis a loan statement setting forth such record for the immediately preceding calendar month. Such record shall, absent manifest error, be conclusive evidence of the amount of the Loans made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so, or any failure to deliver such loan statement shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder (and under any Note) to pay any amount owing with respect to the Loans or provide the basis for any claim against Agent.

(b)   Agent, acting as a non-fiduciary agent of the Borrowers solely for tax purposes and solely with respect to the actions described in this subsection 1.4(b), shall establish and maintain at its address referred to in Section 9.2 (or at such other address as Agent may notify the Borrower Representative) (A) a record of ownership (the "Register") in which Agent agrees to register by book entry the interests (including any rights to receive payment hereunder) of Agent, each Lender and each L/C Issuer in the Revolving Loans, L/C Reimbursement Obligations and Letter of Credit Obligations, each of their obligations under this Agreement to participate in each Loan, Letter of Credit, Letter of Credit Obligation and L/C Reimbursement Obligation, and any assignment of any such interest, obligation or right and (B) accounts in the Register in accordance with its usual practice in which it shall record (1) the names and addresses of the Lenders and the L/C Issuers (and each change

7

thereto pursuant to Sections 9.9 and 9.22), (2) the Commitments of each Lender, (3) the amount of each Loan and each funding of any participation described in clause (A) above, and for LIBOR Rate Loans, the Interest Period applicable thereto, (4). the amount of any principal or interest due and payable or paid, (5) the amount of the L/C Reimbursement Obligations due and payable or paid in respect of Letters of Credit and (6) any other payment received by Agent from a Borrower or other Credit Party and its application to the Obligations.

(c)   Notwithstanding anything to the contrary contained in this Agreement, the Loans (including any Notes evidencing such Loans and the corresponding obligations to participate in Letter of Credit Obligations) and the L/C Reimbursement Obligations are registered obligations, the right, title and interest of the Lenders and the L/C Issuers and their assignees in and to such Loans or L/C Reimbursement Obligations, as the case may be, shall be transferable only upon notation of such transfer in the Register and no assignment thereof shall be effective until recorded therein. This Section 1.4 and Section 9.9 shall be construed so that the Loans and L/C Reimbursement Obligations are at all times maintained in "registered form" within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code.

(d)   The Credit Parties, Agent, the Lenders and the L/C Issuers shall treat each Person whose name is recorded in the Register as a Lender or L/C Issuer, as applicable, for all purposes of this Agreement. Information contained in the Register with respect to any Lender or any L/C Issuer shall be available for access by the Borrowers, the Borrower Representative, Agent, such Lender or such L/C Issuer during normal business hours and from time to time upon at least one Business Day's prior notice. No Lender or L/C Issuer shall, in such capacity, have access to or be otherwise permitted to review any information in the Register other than information with respect to such Lender or L/C Issuer unless otherwise agreed by Agent.

1.5   Procedure for Revolving Credit Borrowing.

(a)   Each Borrowing of a Revolving Loan shall be made upon the Borrower Representative's irrevocable (subject to Section 10.5) written notice delivered to Agent substantially in the form of a Notice of Borrowing or in a writing in any other form acceptable to Agent, which notice must be received by Agent prior to 2:00 p.m. (New York time) (i) on the date which is three (3) Business Days prior to the requested Borrowing date in the case of each LIBOR Rate Loan, (ii) on the date which is three (3) Business Days prior to the requested Borrowing date of each Base Rate Loan in excess of $15,000,000 and (iii) on the requested Borrowing date in the case of each Base Rate Loan equal to or less than $15,000,000. Such Notice of Borrowing shall specify:

(i)   the amount of the Borrowing (which shall be in an aggregate minimum principal amount of $100,000);

(ii)   the requested Borrowing date, which shall be a Business Day;

(iii)   whether the Borrowing is to be comprised of LIBOR Rate Loans or Base Rate Loans; and

(iv)   if the Borrowing is to be LIBOR Rate Loans, the Interest Period applicable to such Loans.

(b)   Upon receipt of a Notice of Borrowing, Agent will promptly notify each Revolving Lender of such Notice of Borrowing and of the amount of such Lender's Commitment Percentage of the Borrowing.

(c)   Unless Agent is otherwise directed in writing by the Borrower Representative, the proceeds of each requested Borrowing after the Closing Date will be made available to the Borrowers by Agent by wire transfer of such amount to the Borrowers pursuant to the wire transfer instructions specified on the signature page hereto.

1.6   Conversion and Continuation Elections.

(a)   The Borrowers shall have the option to (i) request that any Revolving Loan be made as a LIBOR Rate Loan, (ii) convert at any time all or any part of outstanding Loans from Base Rate Loans to LIBOR Rate Loans, (iii) convert any LIBOR Rate Loan to a Base Rate Loan, subject to Section 10.4 if such conversion is made prior to the expiration of the Interest Period applicable thereto, or (iv) continue all or any portion of any Loan as a LIBOR Rate Loan upon the expiration of the applicable Interest Period. Any Loan or group of Loans having the same proposed Interest Period to be made or continued as, or converted into, a LIBOR Rate Loan must be in a minimum amount of $1,000,000. Any such election must be made by Borrower Representative by 2:00 p.m. (New York time) on the third Business Day prior to (1) the date of any proposed Revolving Loan which is to bear interest at LIBOR, (2) the end of each Interest Period with respect to any LIBOR Rate Loans to be continued as such, or (3) the date on which the Borrowers wish to convert any Base Rate Loan to a LIBOR Rate Loan for an Interest Period designated by Borrower Representative in such election. If no election is received with respect to a LIBOR Rate Loan by 2:00 p.m. (New York time) on the third Business Day prior to the end of the Interest Period with respect thereto, that LIBOR Rate Loan shall be converted to a Base Rate Loan at the end of its Interest Period. Borrower Representative must make such election by notice to Agent in writing, including by Electronic Transmission. In the case of any conversion or continuation, such election must be made pursuant to a written notice (each, a "Notice of Conversion/Continuation") substantially in the form of Exhibit 1.6 or in a writing in any other form acceptable to Agent. No Loan shall be made, converted into or continued as a LIBOR Rate Loan, if the conditions to Loans and Letters of Credit in Section 2.2 are not met at the time of such proposed conversion or continuation and Agent or Required Lenders have determined not to make or continue any Loan as a LIBOR Rate Loan as a result thereof.

(b)   Upon receipt of a Notice of Conversion/Continuation, Agent will promptly notify each Lender thereof. In addition, Agent will, with reasonable promptness, notify the Borrower Representative and the Lenders of each determination of LIBOR;

provided, that any failure to do so shall not relieve any Borrower of any liability hereunder or provide the basis for any claim against Agent. All conversions and continuations shall be made pro rata according to the respective outstanding principal amounts of the Loans held by each Lender with respect to which the notice was given.

(c)   Notwithstanding any other provision contained in this Agreement, after giving effect to any Borrowing, or to any continuation or conversion of any Loans, there shall not be more than seven (7) different Interest Periods in effect.

1.7   Incremental Loans.

(a)   The Borrower Representative may, by written notice to, and with the consent of, the Agent (the "Incremental Loan Request") one time at any time prior to the date which is two (2) years following the Closing Date, request an increase to the Revolving Loan Commitments (such increase, the "Incremental Facility") in an amount not to exceed $15,000,000 in the aggregate from (i) existing Lenders, (ii) any Affiliate or Approved Fund of any existing Lender or (iii) to the extent the Persons under clause (i) and (ii) above elect not to participate, any other Person acceptable (which acceptance shall not be unreasonably withheld or delayed) to the Agent. The Incremental Loan Request shall set forth (i) the amount of the Incremental Facility being requested (which shall be in minimum increments of $1,000,000 up to the maximum amount of $15,000,000), and (ii) the date on which the Incremental Facility is requested to become effective (which shall not be less than 30 Business Days nor more than 180 days after the date of the Incremental Loan Request).

(b)   Agent will seek commitments from Lenders and, to the extent necessary, other financial institutions and institutional lenders who will become Lenders in connection the Incremental Facility (each of which shall be entitled to agree or decline to participate in its sole discretion). The Borrowers and each Lender participating in the Incremental Facility (including existing Lenders and new lenders, as applicable) shall execute and deliver to the Agent such documentation as the Agent shall reasonably specify to evidence the commitments with respect to the Incremental Facility of each such participating Lender. The terms and provisions of the Incremental Facility shall be identical to those of the Revolving Loans (all such Loans under the Incremental Facility, "New Loans"), as reflected in the documentation evidencing the New Loans. Without limiting the generality of the foregoing, without the prior written consent of the Required Lenders, (a) (i) the final maturity date of any New Loans shall be the date set forth in clause (a) of the definition of "Revolving Termination Date", and (ii) the proceeds of the New Loans shall be used solely by Borrowers in accordance with the terms hereof, and (b) if the initial yield on such New Loans (to be equal to the sum of (x) the margin above LIBOR (taking into account any floor) on such New Loans and (y) if such New Loans are initially made at a discount or the Lenders making the same receive a fee directly or indirectly from any Credit Party or any Affiliate thereof for doing so (the amount of such discount or fee, expressed as a percentage of the New Loans, being referred to herein as "OID"), the amount of such OID divided by the lesser of (A) the average life to maturity of such New Loans and (B) four) exceeds the Applicable Margin then in effect for LIBOR Rate Loans (taking into account any floor and the original issue discount or closing or upfront fee with respect

10

thereto (with original issue discount and closing or upfront fees being equated to a rate assuming a 4 year average life to maturity)) (the amount of such excess being referred to herein as the "Yield Differential"), then the Applicable Margin then in effect for all Loans shall automatically be increased by the Yield Differential, effective upon the making of the New Loans. The Agent shall promptly notify each Lender as to the effectiveness of the Incremental Facility. Each of the parties hereto hereby agrees that, upon the effectiveness of the Incremental Facility, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Facility and the New Loans evidenced thereby and the Agent and the Borrower Representative may revise this Agreement to evidence such amendments.

(c)   Notwithstanding the foregoing, the Incremental Facility shall not become effective under this Section 1.7 unless (i) on the date of such effectiveness, the conditions set forth in Section 2.2 shall be satisfied and the Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of the Borrower Representative, (ii) the Agent shall have received legal opinions, board resolutions and other closing certificates reasonably requested by the Agent and consistent with those delivered on the Closing Date under Section 2.1, (iii) after giving effect to the Incremental Facility and the New Loans to be made thereunder and the application of the proceeds therefrom, the Indebtedness arising under such Incremental Facility would be permitted hereunder, (iv) the Credit Parties shall be in pro forma compliance with the financial covenants set forth in Article VI after giving effect to the Incremental Facility, and (v) the Borrowers shall have delivered, at the reasonable request of the Agent, to the Agent all items reasonably necessary to maintain the continuing priority of the Lien on the Collateral as security for the Obligations.

(d)   Each of the parties hereto hereby agrees that the Agent may, in consultation with the Borrower Representative, take any and all action as may be reasonably necessary to ensure that all New Loans, when originally made, are included in each Borrowing of outstanding Loans on a pro rata basis. This may be accomplished by allocating a portion of the Incremental Facility to each outstanding Borrowing of LIBOR Rate Loans on a pro rata basis. Any conversion of LIBOR Rate Loans to Base Rate Loans required by the preceding sentence shall be subject to Section 10.4. If any New Loan is to be allocated to an existing Interest Period for a Borrowing of LIBOR Rate Loans, then the interest rate thereon for such Interest Period and the other economic consequences thereof shall be as set forth in the documentation evidencing the Incremental Facility.

1.8   Mandatory Prepayments of Loans and Commitment Reductions.

(a)   [Intentionally Reserved.]

(b)   Revolving Loan. The Borrowers shall repay to the Lenders in full on the date specified in clause (a) of the definition of "Revolving Termination Date" the aggregate principal amount of the Revolving Loans outstanding on the Revolving Termination Date.

(c)   Asset Dispositions; Events of Loss. If a Credit Party or any Subsidiary of a Credit Party shall at any time or from time to time:

(i)   make or agree to make a Disposition; or

(ii)   suffer an Event of Loss;

and the aggregate amount of the Net Proceeds received by the Credit Parties and their Subsidiaries in connection with such Disposition or Event of Loss and all other Dispositions and Events of Loss occurring during the applicable Fiscal Year exceeds $2,000,000, then (A) the Borrower Representative shall promptly notify Agent of such proposed Disposition or Event of Loss (including the amount of the estimated Net Proceeds to be received by a Credit Party and/or such Subsidiary in respect thereof) and (B) promptly upon receipt by a Credit Party and/or such Subsidiary of the Net Proceeds of such Disposition or Event of Loss, the Borrowers shall deliver, or cause to be delivered, such excess Net Proceeds to Agent for distribution to the Lenders as a prepayment of the Loans, which prepayment shall be applied in accordance with subsection 1.8(g). Notwithstanding the foregoing and provided no Default or Event of Default has occurred and is continuing, such prepayment shall not be required to the extent a Credit Party or such Subsidiary reinvests the Net Proceeds of such Disposition or Event of Loss in productive assets (other than Inventory) of a kind then used or usable in the business of a Borrower or such Subsidiary, within one hundred eighty (180) days after the date of such Disposition or Event of Loss; provided, that Borrower Representative notifies Agent of such Credit Party's or such Subsidiary's intent to reinvest and of the completion of such reinvestment at the time such proceeds are received and when such reinvestment occurs, respectively. Pending such reinvestment, the Net Proceeds shall be maintained in a deposit account or securities account of the applicable Credit Party, which deposit account or securities accounts shall be and remain subject to a valid Control Agreement in accordance with the terms hereof.

(d)   Issuance of Securities. Immediately upon the receipt by any Credit Party or any Subsidiary of any Credit Party of the Net Issuance Proceeds of the issuance of Stock or Stock Equivalents (including any capital contribution) or debt securities (other than Net Issuance Proceeds from the issuance of (i) debt securities in respect of Indebtedness permitted hereunder, and (ii) Excluded Equity Issuances), to the extent there are Loans then outstanding, the Borrowers shall deliver, or cause to be delivered, to Agent an amount equal to such Net Issuance Proceeds, for application to the Loans in accordance with subsection 1.8 (g).

(e)   [Intentionally Reserved.]

(f)   [Intentionally Reserved.]

(g)   Application of Prepayments. Subject to subsection 1.10(c), any prepayments pursuant to subsection 1.8(c) or 1.8(d) shall be applied to prepay outstanding Revolving Loans without a permanent reduction of the Aggregate Revolving Loan Commitment. To the extent permitted by the foregoing sentence, amounts prepaid shall be

12

applied first to any Base Rate Loans then outstanding and then to outstanding LIBOR Rate Loans with the shortest Interest Periods remaining. Together with each prepayment under this Section 1.8, the Borrowers shall pay any amounts required pursuant to Section 10.4.

(h)   No Implied Consent. Provisions contained in this Section 1.8 for the application of proceeds of certain transactions shall not be deemed to constitute consent of the Lenders to transactions that are not otherwise permitted by the terms hereof or the other Loan Documents.

1.9   Fees.

(a)   Fees. The Borrowers shall pay to Agent, for Agent's own account, fees in the amounts and at the times set forth in a letter agreement between the Borrowers and Agent dated of even date herewith (as amended from time to time, the "Fee Letter").

(b)   Unused Commitment Fee. The Borrowers shall pay to Agent a fee (the "Unused Commitment Fee") for the account of each Revolving Lender in an amount equal to:

(i)   the average daily balances of the Revolving Loan Commitment of such Revolving Lender during the preceding calendar month, less

(ii)   the sum of (x) the average daily balance of all Revolving Loans held by such Revolving Lender plus (y) the average daily amount of Letter of Credit Obligations held by such Revolving Lender, in each case, during the preceding calendar month (such result of (x) plus (y) for any applicable period, the "Usage"); provided, in no event shall the amount computed pursuant to clauses (i) and (ii) be less than zero,

(iii)   multiplied by the Applicable Unused Facility Fee Margin per annum.

The total fee paid by the Borrowers will be equal to the sum of all of the fees due to the Lenders, subject to subsection 1.11(e)(vi). Such fee shall be payable monthly in arrears on the first day of each calendar month following the date hereof. The Unused Commitment Fee provided in this subsection 1.9(b) shall accrue at all times from and after the execution and delivery of this Agreement. For purposes of this subsection 1.9(b), the Revolving Loan Commitment of any Non-Funding Lender shall be deemed to be zero.

(c)   Letter of Credit Fee. The Borrowers agree to pay to Agent for the ratable benefit of the Revolving Lenders, as compensation to such Lenders for Letter of Credit Obligations incurred hereunder, (i) without duplication of costs and expenses otherwise payable to Agent or Lenders hereunder or fees otherwise paid by the Borrowers, all reasonable costs and expenses incurred by Agent or any Lender on account of such Letter of Credit Obligations, and (ii) for each calendar month during which any Letter of Credit Obligation shall remain outstanding, a fee (the "Letter of Credit Fee") in an amount equal to the product of the average daily undrawn face amount of all Letters of Credit Issued, guarantied or supported by risk participation agreements <u>multiplied</u> <u>by</u> a per annum rate equal to the Applicable Margin with respect to Revolving Loans which are LIBOR Rate Loans; <u>provided</u>, <u>however</u>, at Agent's or Required Revolving Lenders' option, while an Event of Default exists (or automatically while an Event of Default under <u>subsection 7.1 (a)</u>, <u>7.1(f)</u> or <u>7.1(g)</u> exists), such rate shall be increased by two percent (2.00%) per annum. Such fee shall be paid to Agent for the benefit of the Revolving Lenders in arrears, on the first day of each calendar month and on the date on which all L/C Reimbursement Obligations have been discharged. In addition, the Borrowers shall pay to Agent, any L/C Issuer or any prospective L/C Issuer, as appropriate, on demand, such L/C Issuer's or prospective L/C Issuer's customary fees at then prevailing rates, without duplication of fees otherwise payable hereunder (including all per annum fees), charges and expenses of such L/C Issuer or prospective L/C Issuer in respect of the application for, and the Issuance, negotiation, acceptance, amendment, transfer and payment of, each Letter of Credit or otherwise payable pursuant to the application and related documentation under which such Letter of Credit is Issued.

       1.10   <u>Payments by the Borrowers</u>.

       (a)   All payments (including prepayments) to be made by each Credit Party on account of principal, interest, fees and other amounts required hereunder shall be made without set off, recoupment, counterclaim or deduction of any kind, shall, except as otherwise expressly provided herein, be made to Agent (for the ratable account of the Persons entitled thereto) at the address for payment specified in the signature page hereof in relation to Agent (or such other address as Agent may from time to time specify in accordance with <u>Section 9.2</u>), including payments utilizing the ACH system, and shall be made in Dollars and by wire transfer or ACH transfer in immediately available funds (which shall be the exclusive means of payment hereunder), no later than 1:00 p.m. (New York time) on the date due. Any payment which is received by Agent later than 1:00 p.m. (New York time) may in Agent's discretion be deemed to have been received on the immediately succeeding Business Day and any applicable interest or fee shall continue to accrue. Each Borrower and each other Credit Party hereby irrevocably waives the right to direct the application during the continuance of an Event of Default of any and all payments in respect of any Obligation and any proceeds of Collateral. Each Borrower hereby authorizes Agent and each Lender to make a Revolving Loan (which shall be a Base Rate Loan) to pay (i) interest, L/C Reimbursement Obligations, agent fees, Unused Commitment Fees and Letter of Credit Fees, in each instance, on the date due, or (ii) after five (5) days' prior notice to the Borrower Representative, other fees, costs or expenses payable by a Borrower or any of its Subsidiaries hereunder or under the other Loan Documents.

       (b)   Subject to the provisions set forth in the definition of "Interest Period" herein, if any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be.

<center>14</center>

(c)   During the continuance of an Event of Default, Agent may, and shall upon the direction of Required Lenders apply any and all payments received by Agent in respect of any Obligation in accordance with clauses first through sixth below. Notwithstanding any provision herein to the contrary, all payments made by Credit Parties to Agent after any or all of the Obligations have been accelerated (so long as such acceleration has not been rescinded), including proceeds of Collateral, shall be applied as follows:

first, to payment of costs and expenses, including Attorney Costs, of Agent payable or reimbursable by the Credit Parties under the Loan Documents;

second, to payment of Attorney Costs of Lenders payable or reimbursable by the Borrowers under this Agreement;

third, to payment of all accrued unpaid interest on the Obligations and fees owed to Agent, Lenders and L/C Issuers;

fourth, to payment of principal of the Obligations including, without limitation, L/C Reimbursement Obligations then due and payable, any Obligations under any Secured Rate Contract and cash collateralization of unmatured L/C Reimbursement Obligations to the extent not then due and payable);

fifth, to payment of any other amounts owing constituting Obligations; and

sixth, any remainder shall be for the account of and paid to whoever may be lawfully entitled thereto.

In carrying out the foregoing, (i) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category and (ii) each of the Lenders or other Persons entitled to payment shall receive an amount equal to its pro rata share of amounts available to be applied pursuant to clauses third, fourth and fifth above.

1.11   Payments by the Lenders to Agent; Settlement.

(a)   Agent may, on behalf of Lenders, disburse funds to the Borrowers for Loans requested. Each Lender shall reimburse Agent on demand for all funds disbursed on its behalf by Agent, or if Agent so requests, each Lender will remit to Agent its Commitment Percentage of any Loan before Agent disburses same to the Borrowers. If Agent elects to require that each Lender make funds available to Agent prior to disbursement by Agent to the Borrowers, Agent shall advise each Lender by telephone or fax of the amount of such Lender's Commitment Percentage of the Loan requested by the Borrower Representative no later than the Business Day prior to (or, in the case of same day borrowing, on) the scheduled Borrowing date applicable thereto, and each such Lender shall pay Agent such Lender's Commitment Percentage of such requested Loan, in same day funds, by wire transfer to Agent's account, as set forth on Agent's signature page hereto, no later than 1:00

p.m. (New York time) on such scheduled Borrowing date. Nothing in this <u>subsection 1.11 (a)</u> or elsewhere in this Agreement or the other Loan Documents, including the remaining provisions of <u>Section 1.11</u>, shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that Agent, any Lender or the Borrowers may have against any Lender as a result of any default by such Lender hereunder.

(b)   At least once each calendar week or more frequently at Agent's election (each, a "<u>Settlement Date</u>"), Agent shall advise each Lender by telephone or fax of the amount of such Lender's Commitment Percentage of principal, interest and Fees paid for the benefit of Lenders with respect to each applicable Loan. Agent shall pay to each Lender such Lender's Commitment Percentage (except as otherwise provided in <u>subsection 1.1(c)(vi)</u> and <u>subsection 1.11(e)</u>) of principal, interest and fees paid by the Borrowers since the previous Settlement Date for the benefit of such Lender on the Loans held by it. Such payments shall be made by wire transfer to such Lender not later than 2:00 p.m. (New York time) on the next Business Day following each Settlement Date.

(c)   <u>Availability of Lender's Commitment Percentage</u>. Agent may assume that each Revolving Lender will make its Commitment Percentage of each Revolving Loan available to Agent on each Borrowing date. If such Commitment Percentage is not, in fact, paid to Agent by such Revolving Lender when due, Agent will be entitled to recover such amount on demand from such Revolving Lender without setoff, counterclaim or deduction of any kind. If any Revolving Lender fails to pay the amount of its Commitment Percentage forthwith upon Agent's demand, Agent shall promptly notify the Borrower Representative and the Borrowers shall immediately repay such amount to Agent. Nothing in this <u>subsection 1.11(c)</u> shall be deemed to require Agent to advance funds on behalf of any Revolving Lender or to relieve any Revolving Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that the Borrowers may have against any Revolving Lender as a result of any default by such Revolving Lender hereunder. Without limiting the provisions of <u>subsection 1.11(b)</u>, to the extent that Agent advances funds to the Borrowers on behalf of any Revolving Lender and is not reimbursed therefor on the same Business Day as such advance is made, Agent shall be entitled to retain for its account all interest accrued on such advance from the date such advance was made until reimbursed by the applicable Revolving Lender.

(d)   <u>Return of Payments</u>.

(i)   If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from the Borrowers and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

(ii)   If Agent determines at any time that any amount received by Agent under this Agreement or any other Loan Document must be returned to any Credit

Party or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to any Borrower or such other Person, without setoff, counterclaim or deduction of any kind, and Agent will be entitled to set-off against future distributions to such Lender any such amounts (with interest) that are not repaid on demand.

(e)   <u>Non-Funding Lenders; Procedures</u>.

(i)   <u>Responsibility</u>. The failure of any Non-Funding Lender to make any Revolving Loan, Letter of Credit Obligation or any payment required by it, or to make any payment required by it under any Loan Document, or to fund any purchase of any participation to be made or funded by it on the date specified therefor shall not relieve any other Lender (each such other Revolving Lender, an "<u>Other Lender</u>") of its obligations to make such loan, fund the purchase of any such participation, or make any other such required payment on such date, and neither Agent nor, other than as expressly set forth herein, any other Lender shall be responsible for the failure of any Non-Funding Lender to make a loan, fund the purchase of a participation or make any other required payment under any Loan Document.

(ii)   <u>Reallocation</u>. If any Revolving Lender is a Non-Funding Lender and all or a portion of such Non-Funding Lender's Letter of Credit Obligations (unless such Lender is the L/C Issuer that Issued such Letter of Credit) shall, at Agent's election at any time or upon any L/C Issuer's written request delivered to Agent (whether before or after the occurrence of any Default or Event of Default), be reallocated to and assumed by the Revolving Lenders that are not Non-Funding Lenders or Impacted Lenders pro rata in accordance with their Commitment Percentages of the Aggregate Revolving Loan Commitment (calculated as if the Non-Funding Lender's Commitment Percentage was reduced to zero and each other Revolving Lender's Commitment Percentage had been increased proportionately); <u>provided</u>, that no Revolving Lender shall be reallocated any such amounts or be required to fund any amounts that would cause the sum of its outstanding Revolving Loans and outstanding Letter of Credit Obligations to exceed its Revolving Loan Commitment.

(iii)   <u>Voting Rights</u>. Notwithstanding anything set forth herein to the contrary, including <u>Section 9.1</u>, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" or a "Revolving Lender" (or be, or have its Loans and Commitments, included in the determination of "Required Lenders", "Required Revolving Lenders" or "Lenders directly affected" pursuant to <u>Section 9.1</u>) for any voting or consent rights under or with respect to any Loan Document, <u>provided</u>, that (A) the Commitment of a Non-Funding Lender may not be increased, (B) the principal of a Non-Funding Lender's Loans may not be reduced or forgiven, and (C) the interest rate applicable to Obligations owing to a Non-Funding Lender may not be reduced in such a manner that by its terms affects such Non-Funding

17

Lender more adversely than other Lenders, in each case, without the consent of such Non-Funding Lender. Moreover, for the purposes of determining Required Lenders and Required Revolving Lenders, the Loans, Letter of Credit Obligations and Commitments held by Non-Funding Lenders shall be excluded from the total Loans and Commitments outstanding.

(iv)   <u>Borrower Payments to a Non-Funding Lender</u>. Agent shall be authorized to use all payments received by Agent for the benefit of any Non-Funding Lender pursuant to this Agreement to pay in full the Aggregate Excess Funding Amount to the appropriate Secured Parties. Following such payment in full of the Aggregate Excess Funding Amount, Agent shall be entitled to hold such funds as cash collateral in a non-interest bearing account up to an amount equal to such Non-Funding Lender's unfunded Revolving Loan Commitment and to use such amount to pay such Non-Funding Lender's funding obligations hereunder until the Obligations are paid in full in cash, all Letter of Credit Obligations have been discharged or cash collateralized and all Commitments have been terminated. Upon any such unfunded obligations owing by a Non-Funding Lender becoming due and payable, Agent shall be authorized to use such cash collateral to make such payment on behalf of such Non-Funding Lender. With respect to such Non-Funding Lender's failure to fund Revolving Loans or purchase participations in Letters of Credit or Letter of Credit Obligations, any amounts applied by Agent to satisfy such funding shortfalls shall be deemed to constitute a Revolving Loan or amount of the participation required to be funded and, if necessary to effectuate the foregoing, the other Revolving Lenders shall be deemed to have sold, and such Non-Funding Lender shall be deemed to have purchased, Revolving Loans or Letter of Credit participation interests from the other Revolving Lenders until such time as the aggregate amount of the Revolving Loans and participations in Letters of Credit and Letter of Credit Obligations are held by the Revolving Lenders in accordance with their Commitment Percentages of the Aggregate Revolving Loan Commitment. Any amounts owing by a Non-Funding Lender to Agent which are not paid when due shall accrue interest at the interest rate applicable during such period to Revolving Loans that are Base Rate Loans. In the event that Agent is holding cash collateral of a Non-Funding Lender that cures pursuant to <u>clause (v)</u> below or ceases to be a Non-Funding Lender pursuant to the definition of Non-Funding Lender, Agent shall return the unused portion of such cash collateral to such Lender. The "<u>Aggregate Excess Funding Amount</u>" of a Non-Funding Lender shall be the aggregate amount of (A) all unpaid obligations owing by such Lender to Agent, L/C Issuers and other Lenders under the Loan Documents, including such Lender's pro rata share of all Revolving Loans and Letter of Credit Obligations, <u>plus</u>, without duplication, (B) all amounts of such Non-Funding Lender's Letter of Credit Obligations reallocated to other Lenders pursuant to <u>subsection 1.11(e)(ii)</u>.

(v)   <u>Cure</u>. A Lender may cure its status as a Non-Funding Lender under <u>clause (a)</u> of the definition of "Non-Funding Lender" if such Lender (A) fully pays to Agent, on behalf of the applicable Secured Parties, the Aggregate Excess Funding Amount, <u>plus</u> all interest due thereon and (B) timely funds the next Revolving Loan required to be funded by such Lender or makes the next reimbursement required to be made by such Lender. Any such cure shall not relieve any Lender from liability for breaching its contractual obligations hereunder.

(vi)   Fees. A Lender that is a Non-Funding Lender pursuant to clause (a) of the definition of "Non-Funding Lender" shall not earn and shall not be entitled to receive, and the Borrowers shall not be required to pay, such Lender's portion of the Unused Commitment Fee during the time such Lender is a Non-Funding Lender pursuant to clause (a) of the definition thereof. In the event that any reallocation of Letter of Credit Obligations occurs pursuant to subsection 1.11(e)(ii), during the period of time that such reallocation remains in effect, the Letter of Credit Fee payable with respect to such reallocated portion shall be payable to (A) all Revolving Lenders based on their pro rata share of such reallocation or (B) to the L/C Issuer for any remaining portion not reallocated to any other Revolving Lenders.

(f)   Procedures. Agent is hereby authorized by each Credit Party and each other Secured Party to establish procedures (and to amend such procedures from time to time) to facilitate administration and servicing of the Loans and other matters incidental thereto. Without limiting the generality of the foregoing, Agent is hereby authorized to establish procedures to make available or deliver, or to accept, notices, documents and similar items on, by posting to or submitting and/or completion on, E‑Systems.

1.12   Borrower Representative. Winnebago Inc. hereby (i) is designated and appointed by each Credit Party as its representative and agent on its behalf (the "Borrower Representative") and (ii) accepts such appointment as Borrower Representative, in each case, for the purposes of issuing Notices of Borrowings, Notices of Conversion/Continuation and L/C Requests, delivering certificates including Compliance Certificates and Borrowing Base Certificates, giving instructions with respect to the disbursement of the proceeds of the Loans, selecting interest rate options, giving and receiving all other notices and consents hereunder or under any of the other Loan Documents and taking all other actions (including in respect of compliance with covenants) on behalf of any Borrower, the Borrowers, any Credit Party or the Credit Parties under the Loan Documents. Agent and each Lender may regard any notice or other communication pursuant to any Loan Document from Borrower Representative as a notice or communication from all Credit Parties. Each warranty, covenant, agreement and undertaking made on behalf of a Credit Party by Borrower Representative shall be deemed for all purposes to have been made by such Credit Party and shall be binding upon and enforceable against such Credit Party to the same extent as if the same had been made directly by such Credit Party.

1.13   [Intentionally Reserved.]

1.14   Eligible Inventory. All of the Inventory owned by each Borrower and properly reflected as "Eligible Inventory" in the most recent Borrowing Base Certificate delivered by Borrower Representative to Agent shall be "Eligible Inventory" for purposes of this Agreement, except any Inventory to which any of the exclusionary criteria set forth below or in the component definitions herein applies. Agent shall have the right to establish, modify, or eliminate Reserves against Eligible Inventory from time to time in its Permitted Discretion. In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the applicable criteria, to establish new criteria and to

19

adjust advance rates with respect to Eligible Inventory in its Permitted Discretion, subject to the approval of Required Revolving Lenders in the case of adjustments, new criteria or changes in advance rates which have the effect of making more credit available. Eligible Inventory shall not include the following Inventory of a Credit Party:

(a) Excess/Obsolete. Inventory that is excess, obsolete, unsaleable, shopworn, or seconds;

(b) Damaged. Inventory that is damaged or unfit for sale;

(c) Locations < $100M. Inventory is located at any site if the aggregate book value of Inventory at any such location is less than $100,000;

(d) Consignment. Inventory that is placed on consignment;

(e) Off-Site. Inventory that (i) is not located on premises owned, leased or rented by a Credit Party and set forth in Schedule 3.21, (ii) is stored at a leased location, unless (x) a reasonably satisfactory landlord waiver has been delivered to Agent, or (y) Reserves reasonably satisfactory to Agent have been established with respect thereto, (iii) is stored with a bailee or warehouseman unless (x) a reasonably satisfactory, acknowledged bailee letter has been received by Agent with respect thereto and (y) Reserves reasonably satisfactory to Agent have been established with respect thereto, (iv) is located at an owned location subject to a mortgage in favor of a lender other than Agent, unless a reasonably satisfactory mortgagee waiver has been delivered to Agent, or (v) is a Model RV;

(f) In-Transit. Inventory that is in-transit, except for (i) Inventory for which any and all manufacturer's certificate(s) of origin (or similar applicable documentation) is validly in the name of a Borrower and which is in transit between domestic locations of Credit Parties as to which Agent's Liens have been perfected at origin and destination, (ii) Inventory for which any and all manufacturer's certificate(s) of origin (or similar applicable documentation) is validly in the name of a Borrower and which is in-transit to a location of one of a Borrower's dealers, as long as (x) such Inventory is not in‑transit more than ten (10) days, (y) such Inventory is in‑transit pursuant to the Bennett Contract or another similar contract reasonably acceptable to Agent and (z) such Inventory is fully-insured and Agent is the loss-payee with respect to all such insurance, and (iii) the Model RVs;

(g) Customized. Inventory subject to any licensing, trademark, trade name or copyright agreements with any third parties which would require any consent of any third party for the sale or disposition of that Inventory (which consent has not been obtained) or the payment of any monies to any third party upon such sale or other disposition (to the extent of such monies);

(h) Packing/Shipping Materials. Inventory that consists of packing or shipping materials, or manufacturing supplies;

(i)   Tooling. Inventory that consists of tooling or replacement parts;

(j)   Display. Inventory that consists of display items (other than the Model RVs);

(k)   Returns. Inventory that consists of goods which have been returned by the buyer;

(l)   Freight. Inventory that consists of any costs associated with "freight in" charges;

(m)   Hazardous Materials. Inventory that consists of Hazardous Materials or goods that can be transported or sold only with licenses that are not readily available;

(n)   Un-insured. Inventory that is not covered by casualty insurance reasonably acceptable to Agent;

(o)   Not Owned/Other Liens. Inventory that is not owned by a Borrower or is subject to Liens other than Permitted Liens described in subsections 5.1(b), (c), (d) and (f) or rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure a Credit Party's performance with respect to that Inventory);

(p)   Unperfected. Inventory that is not subject to a first priority Lien in favor of Agent on behalf of itself and the Secured Parties, except for Liens described in subsection 5.1(d) (subject to Reserves);

(q)   Negotiable Bill of Sale. Inventory that is covered by a negotiable document of title, unless such document has been delivered to Agent with all necessary endorsements, free and clear of all Liens except Liens in favor of Agent, on behalf of itself and the Secured Parties;

(r)   Not Ordinary Course. Inventory (other than raw materials) that is not of a type held for sale in the Ordinary Course of Business of a Credit Party;

(s)   Chassis. Inventory consisting of chassis for which no manufacturer's certificate of origin or similar applicable documentation has been received by the applicable Borrower, for which the full purchase price therefor has not been paid by the applicable Borrower or for which the applicable manufacturer's certificate(s) of origin (or similar applicable documentation) is not validly in the name of a Borrower; or

(t)   North America. Inventory which does not meet all Requirements of Law to be sold, delivered and driven in North America.

ARTICLE II.
CONDITIONS PRECEDENT

2.1 Conditions of Initial Loans. The obligation of each Agent and Lender to execute this Agreement and the other Loan Documents and of each Lender to make any initial Loans and of each L/C Issuer to Issue, or cause to be Issued, any initial Letters of Credit hereunder is subject to satisfaction of the following conditions in a manner satisfactory to Agent:

(a) Loan Documents. Agent shall have received on or before the Closing Date all of the agreements, documents, instruments and other items set forth on the closing checklist attached hereto as Exhibit 2.1, each in form and substance reasonably satisfactory to Agent;

(b) Availability. After giving effect to the payment of all costs and expenses in connection herewith, funding of any initial Loans and Issuance of any initial Letters of Credit, the sum of (i) Availability plus (ii) the unrestricted cash on hand of the Borrowers shall be not less than $80,000,000;

(c) [Intentionally Reserved.]

(d) Termination of Prior Indebtedness; Satisfaction of Outstanding L/Cs. (i) Agent shall have received a fully executed letter reasonably satisfactory to Agent confirming that all obligations owing by any Credit Party to Prior Lender have been repaid in full prior to the Closing Date and all Liens upon any of the Property of the Credit Parties or any of their Subsidiaries in favor of Prior Lender shall have been terminated by Prior Lender prior to the Closing Date; and (ii) all letters of credit issued or guarantied by Prior Lender shall have been terminated, cash collateralized or supported by a Letter of Credit Issued pursuant hereto, as mutually agreed upon by Agent, the Borrowers and Prior Lender (and/or the beneficiary under any such letter of credit, as applicable);

(e) Approvals. Agent shall have received (i) satisfactory evidence that the Credit Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Loan Documents or (ii) an officer's certificate in form and substance reasonably satisfactory to Agent affirming that no such consents or approvals are required; and

(f) Payment of Fees. The Borrowers shall have paid the fees required to be paid on the Closing Date in the respective amounts specified in Section 1.9 (including the fees specified in the Fee Letter), and shall have reimbursed Agent for all fees, costs and expenses of closing presented as of the Closing Date.

2.2 Conditions to All Borrowings. Except as otherwise expressly provided herein, no Lender or L/C Issuer shall be obligated to fund any Loan or incur any Letter of Credit Obligation, if, as of the date thereof:

(a)   any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect in any material respect (without duplication of any materiality qualifier contained therein) as of such date, except to the extent that such representation or warranty expressly relates to an earlier date (in which event such representations and warranties were untrue or incorrect in any material respect (without duplication of any materiality qualifier contained therein) as of such earlier date), and Agent or Required Revolving Lenders have determined not to make such Loan or incur such Letter of Credit Obligation as a result of the fact that such warranty or representation is untrue or incorrect;

(b)   any Event of Default has occurred and is continuing or would reasonably be expected to result after giving effect to any Loan (or the incurrence of any Letter of Credit Obligation), and Agent or Required Revolving Lenders shall have determined not to make any Loan or incur any Letter of Credit Obligation as a result of that Event of Default; or

(c)   after giving effect to any Loan (or the incurrence of any Letter of Credit Obligations), the aggregate outstanding amount of the Revolving Loans would exceed the Maximum Revolving Loan Balance (except as provided in subsection 1.1(b)).

The request by Borrower Representative and acceptance by the Borrowers of the proceeds of any Loan or the incurrence of any Letter of Credit Obligations shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by the Borrowers that the conditions in this Section 2.2 have been satisfied and (ii) a reaffirmation by each Credit Party of the granting and continuance of Agent's Liens, on behalf of itself and the Secured Parties, pursuant to the Collateral Documents.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

The Credit Parties, jointly and severally, represent and warrant to Agent and each Lender that the following are true, correct and complete:

3.1   Corporate Existence and Power.   Each Credit Party and each of their respective Subsidiaries:

(a)   is a corporation, limited liability company or limited partnership, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable;

(b)   has the power and authority and all governmental licenses, authorizations, Permits, consents and approvals to own its assets, carry on its business and execute, deliver, and perform its obligations under, the Loan Documents to which it is a party;

(c)   is duly qualified as a foreign corporation, limited liability company or limited partnership, as applicable, and licensed and in good standing, under the laws of each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification or license; and

(d) is in compliance with all Requirements of Law;

except, in each case referred to in clause (c) or clause (d), to the extent that the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

3.2 **Corporate Authorization; No Contravention**. The execution, delivery and performance by each of the Credit Parties of this Agreement, and by each Credit Party and each of their respective Subsidiaries of any other Loan Document to which such Person is party, have been duly authorized by all necessary action, and do not and will not:

(i) contravene the terms of any of that Person's Organization Documents;

(ii) conflict with or result in any material breach or contravention of, or result in the creation of any Lien under, any document evidencing any material Contractual Obligation to which such Person is a party or any order, injunction, writ or decree of any Governmental Authority to which such Person or its Property is subject; or

(iii) violate any Requirement of Law in any material respect.

3.3 **Governmental Authorization**. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Credit Party or any Subsidiary of any Credit Party of this Agreement or any other Loan Document except (a) for recordings and filings in connection with the Liens granted to Agent under the Collateral Documents, and (b) those obtained or made on or prior to the Closing Date.

3.4 **Binding Effect**. This Agreement and each other Loan Document to which any Credit Party or any Subsidiary of any Credit Party is a party constitute the legal, valid and binding obligations of each such Person which is a party thereto, enforceable against such Person in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.5 **Litigation**. Except as specifically disclosed in Schedule 3.5, there are no actions, suits, proceedings, claims or disputes pending, or to the best knowledge of each Credit Party, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, against any Credit Party, any Subsidiary of any Credit Party or any of their respective Properties which:

(a)   purport to affect or pertain to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or thereby; or

(b)   would reasonably be expected to result in monetary judgment(s) or relief, individually or in the aggregate, in excess of $1,000,000; or

(c)   seek an injunction or other equitable relief which would reasonably be expected to have a Material Adverse Effect.

No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement or any other Loan Document, or directing that the transactions provided for herein or therein not be consummated as herein or therein provided. As of the Closing Date, no Credit Party or any Subsidiary of any Credit Party is the subject of an audit or, to each Credit Party's knowledge, any review or investigation by any Governmental Authority (excluding the IRS and other taxing authorities) concerning the violation or possible violation of any Requirement of Law.

3.6   No Default. No Default or Event of Default exists or would result from the incurring of any Obligations by any Credit Party or the grant or perfection of Agent's Liens on the Collateral. No Credit Party and no Subsidiary of any Credit Party is in default under or with respect to any Contractual Obligation in any respect which, individually or together with all such defaults, would reasonably be expected to have a Material Adverse Effect.

3.7   ERISA Compliance. Schedule 3.7 sets forth, as of the Closing Date, a complete and correct list of, and that separately identifies, (a) all Title IV Plans, (b) all Multiemployer Plans and (c) all material Benefit Plans. Each Benefit Plan, and each trust thereunder, intended to qualify for tax exempt status under Section 401 or 501 of the Code or other Requirements of Law so qualifies. Except for those that would not reasonably be expected to result in Liabilities in excess of $500,000 in the aggregate, (x) each Benefit Plan is in compliance with applicable provisions of ERISA, the Code and other Requirements of Law, (y) there are no existing or pending (or to the knowledge of any Credit Party, threatened) claims (other than routine claims for benefits in the normal course), sanctions, actions, lawsuits or other proceedings or investigation involving any Benefit Plan to which any Credit Party incurs or otherwise has or could have an obligation or any Liability and (z) no ERISA Event is reasonably expected to occur. On the Closing Date, no ERISA Event has occurred in connection with which obligations and liabilities (contingent or otherwise) remain outstanding.

3.8   Use of Proceeds; Margin Regulations. No Credit Party and no Subsidiary of any Credit Party is engaged in the business of purchasing or selling Margin Stock or extending credit for the purpose of purchasing or carrying Margin Stock. Schedule 3.8 contains a description of the Credit Parties' sources and uses of funds on the Closing Date, including Loans and Letters of Credit made or Issued on the Closing Date, if any, and, as

25

applicable, a funds flow memorandum detailing how funds from each source are to be transferred to particular uses.

3.9   Ownership of Property; Liens. As of the Closing Date, the Real Estate listed in Schedule 3.9 constitutes all of the Real Estate of each Credit Party and each of their respective Subsidiaries. Each of the Credit Parties and each of their respective Subsidiaries has good record and marketable title in fee simple to, or valid leasehold interests in, all Real Estate, and good and valid title to all owned personal property and valid leasehold interests in all leased personal property, in each instance, necessary or used in the ordinary conduct of their respective businesses. As of the Closing Date, none of the Real Estate of any Credit Party or any Subsidiary of any Credit Party is subject to any Liens other than Permitted Liens. As of the Closing Date, Schedule 3.9 also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate. As of the Closing Date, all material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect.

3.10   Taxes. All federal, state, local and foreign income and franchise and other material tax returns, reports and statements (collectively, the "Tax Returns") required to be filed by any Tax Affiliate have been filed with the appropriate Governmental Authorities, all such Tax Returns are true and correct in all material respects, and all taxes, assessments and other governmental charges and impositions reflected therein or otherwise due and payable have been paid prior to the date on which any Liability may be added thereto for non-payment thereof except for those contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are maintained on the books of the appropriate Tax Affiliate in accordance with GAAP. As of the Closing Date, no Tax Return is under audit or examination by any Governmental Authority, and no notice of any audit or examination or any assertion of any claim for Taxes has been given or made by any Governmental Authority. Proper and accurate amounts have been withheld by each Tax Affiliate from their respective employees for all periods in full and complete compliance with the tax, social security and unemployment withholding provisions of applicable Requirements of Law and such withholdings have been timely paid to the respective Governmental Authorities. No Tax Affiliate has participated in a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011‑4(b) or has been a member of an affiliated, combined or unitary group other than the group of which a Tax Affiliate is the common parent.

3.11   Financial Condition.

(a)   Each of (i) the audited consolidated balance sheet of the Borrowers and their Subsidiaries dated August 25, 2012, and the related audited consolidated statements of income or operations, shareholders' equity and cash flows for the Fiscal Year ended on that date and (ii) the unaudited interim consolidated balance sheet of the Borrowers and their Subsidiaries dated September 29, 2012 and the related unaudited consolidated statements of income, shareholders' equity and cash flows for the one (1) fiscal month then ended, in each case, as attached hereto as Schedule 3.11(a):

26

(x)   were prepared in accordance with GAAP consistently applied throughout the respective periods covered thereby, except as otherwise expressly noted therein, subject to, in the case of the unaudited interim financial statements, normal year-end adjustments and the lack of footnote disclosures; and

(y)   present fairly in all material respects the consolidated financial condition of the Borrowers and their Subsidiaries as of the dates thereof and results of operations for the periods covered thereby.

(b)   The pro forma unaudited consolidated balance sheet of the Borrowers and their Subsidiaries dated September 29, 2012 delivered on the Closing Date and attached hereto as Schedule 3.11(b) was prepared by the Borrowers giving pro forma effect to the transactions evidenced hereby, was based on the unaudited consolidated and consolidating balance sheets of the Borrowers and their Subsidiaries dated September 29, 2012, and was prepared in accordance with GAAP, with only such adjustments thereto as would be required in a manner consistent with GAAP.

(c)   Since August 25, 2012, there has been no Material Adverse Effect.

(d)   The Credit Parties and their Subsidiaries have no Indebtedness other than Indebtedness permitted pursuant to Section 5.5 and have no Contingent Obligations other than Contingent Obligations permitted pursuant to Section 5.9.

(e)   All financial performance projections delivered to Agent, including the financial performance projections delivered on the Closing Date and attached hereto as Schedule 3.11(c), represent the Borrowers' good faith estimate of future financial performance and are based on assumptions believed by the Borrowers to be fair and reasonable in light of current market conditions, it being acknowledged and agreed by Agent and Lenders that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by such projections may differ from the projected results.

3.12   Environmental Matters. Except as set forth in Schedule 3.12, and except where any failures to comply would not reasonably be expected to result in, either individually or in the aggregate, Material Environmental Liabilities to the Credit Parties and their Subsidiaries, (a) the operations of each Credit Party and each Subsidiary of each Credit Party are and have been in compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all Permits required by any applicable Environmental Law, (b) no Credit Party and no Subsidiary of any Credit Party is party to, and no Credit Party and no Subsidiary of any Credit Party and no Real Estate currently (or to the knowledge of any Credit Party previously) owned, leased, subleased, operated or otherwise occupied by or for any such Person is subject to or the subject of, any Contractual Obligation or any pending (or, to the knowledge of any Credit Party, threatened) order, action, investigation, suit, proceeding, audit, claim, demand, dispute or notice of violation or of potential liability or similar notice relating in any manner to any Environmental Laws, (c) no Lien in favor of any Governmental Authority securing, in whole or in part, Environmental Liabilities has attached to any Property of any Credit Party or any Subsidiary

27

of any Credit Party and, to the knowledge of any Credit Party, no facts, circumstances or conditions exist that could reasonably be expected to result in any such Lien attaching to any such Property, (d) no Credit Party and no Subsidiary of any Credit Party has caused or suffered to occur a Release of Hazardous Materials at, to or from any Real Estate, (e) all Real Estate currently (or to the knowledge of any Credit Party previously) owned, leased, subleased, operated or otherwise occupied by or for any such Credit Party and each Subsidiary of each Credit Party is free of contamination by any Hazardous Materials, and (f) no Credit Party and no Subsidiary of any Credit Party (i) is or has been engaged in, or has permitted any current or former tenant to engage in, operations in violation of any Environmental Law or (ii) knows of any facts, circumstances or conditions reasonably constituting notice of a violation of any Environmental Law, including receipt of any information request or notice of potential responsibility under the Comprehensive Environmental Response, Compensation and Liability Act or similar Environmental Laws. Each Credit Party has made available to Agent copies of all existing environmental reports, reviews and audits and all documents pertaining to actual or potential Environmental Liabilities, in each case to the extent such reports, reviews, audits and documents are in their possession, custody, control or otherwise available to the Credit Parties.

3.13   Regulated Entities. No Credit Party, no Person controlling any Credit Party, nor any Subsidiary of any Credit Party, is (a) an "investment company" within the meaning of the Investment Company Act of 1940 or (b) subject to regulation under the Federal Power Act, the Interstate Commerce Act, any state public utilities code, or any other federal or state statute, rule or regulation limiting its ability to incur Indebtedness, pledge its assets or perform its Obligations under the Loan Documents.

3.14   Solvency. Both before and after giving effect to (a) the Loans made and Letters of Credit Issued on or prior to the date this representation and warranty is made or remade, (b) the disbursement of the proceeds of such Loans to or as directed by Borrower Representative and (c) the payment and accrual of all transaction costs in connection with the foregoing, the Credit Parties taken as a whole are Solvent.

3.15   Labor Relations. There are no strikes, work stoppages, slowdowns or lockouts existing, pending (or, to the knowledge of any Credit Party, threatened) against or involving any Credit Party or any Subsidiary of any Credit Party, except for those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.15, as of the Closing Date, (a) there is no collective bargaining or similar agreement with any union, labor organization, works council or similar representative covering any employee of any Credit Party or any Subsidiary of any Credit Party, (b) no petition for certification or election of any such representative is existing or pending with respect to any employee of any Credit Party or any Subsidiary of any Credit Party and (c) no such representative has sought certification or recognition with respect to any employee of any Credit Party or any Subsidiary of any Credit Party.

3.16   Intellectual Property. Schedule 3.16 sets forth a true and complete list of the following Intellectual Property each Credit Party owns, licenses or otherwise has the right to use: (i) Intellectual Property that is registered or subject to applications for registration,

(ii) Internet Domain Names and (iii) material Intellectual Property and material Software, separately identifying that owned and licensed to such Credit Party and including for each of the foregoing items (1) the owner, (2) the title, (3) the jurisdiction in which such item has been registered or otherwise arises or in which an application for registration has been filed, (4) as applicable, the registration or application number and registration or application date and (5) any IP Licenses or other rights (including franchises) granted by such Credit Party with respect thereto. Each Credit Party and each Subsidiary of each Credit Party owns, or is licensed to use, all Intellectual Property necessary to conduct its business as currently conducted except for such Intellectual Property the failure of which to own or license would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. To the knowledge of each Credit Party, (a) the conduct and operations of the businesses of each Credit Party and each Subsidiary of each Credit Party does not infringe, misappropriate, dilute, violate or otherwise impair any Intellectual Property owned by any other Person and (b) no other Person has contested any right, title or interest of any Credit Party or any Subsidiary of any Credit Party in, or relating to, any Intellectual Property, other than, in each case, as cannot reasonably be expected to affect the Loan Documents and the transactions contemplated therein and would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.17   Brokers' Fees; Transaction Fees. Except for fees payable to Agent and Lenders, none of the Credit Parties or any of their respective Subsidiaries has any obligation to any Person in respect of any finder's, broker's or investment banker's fee in connection with the transactions contemplated hereby.

3.18   Insurance. Schedule 3.18 lists all insurance policies of any nature maintained, as of the Closing Date, for current occurrences by each Credit Party, including issuers, coverages and deductibles. Each of the Credit Parties and each of their respective Subsidiaries and their respective Properties are insured with financially sound and reputable insurance companies which are not Affiliates of the Borrowers, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses of the same size and character as the business of the Credit Parties and, to the extent relevant, owning similar Properties in localities where such Person operates.

3.19   Ventures, Subsidiaries and Affiliates; Outstanding Stock. Except as set forth in Schedule 3.19, as of the Closing Date, no Credit Party and no Subsidiary of any Credit Party (a) has any Subsidiaries, or (b) is engaged in any joint venture or partnership with any other Person, or is an Affiliate of any other Person. All issued and outstanding Stock and Stock Equivalents of each of the Credit Parties and each of their respective Subsidiaries are duly authorized and validly issued, fully paid, non-assessable, and free and clear of all Liens other than, with respect to the Stock and Stock Equivalents of the Borrowers and Subsidiaries of the Borrowers, those in favor of Agent, for the benefit of the Secured Parties. All such securities were issued in compliance with all applicable state and federal laws concerning the issuance of securities. All of the issued and outstanding Stock of each Credit Party and each Subsidiary of each Credit Party is owned by each of the Persons and in the amounts set forth in Schedule 3.19. Except as set forth in Schedule 3.19, there are no pre-emptive or other outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party may be required to issue, sell, repurchase or redeem any of its Stock or Stock Equivalents or any Stock or Stock Equivalents of its Subsidiaries. Set forth in Schedule 3.19 is a true and complete organizational chart of Borrowers and all of their respective Subsidiaries, which the Credit Parties shall update upon notice to Agent promptly following the incorporation, organization or formation of any Subsidiary and promptly following the completion of any Permitted Acquisition.

3.20   Jurisdiction of Organization; Chief Executive Office. Schedule 3.20 lists each Credit Party's jurisdiction of organization, legal name and organizational identification number, if any, and the location of such Credit Party's chief executive office or sole place of business, in each case as of the date hereof, and such Schedule 3.20 also lists all jurisdictions of organization and legal names of such Credit Party for the five years preceding the Closing Date.

3.21   Locations of Inventory, Equipment and Books and Records. Each Credit Party's inventory and equipment (other than inventory or equipment in transit) and books and records concerning the Collateral are kept at the locations listed in Schedule 3.21 (which Schedule 3.21 shall be promptly updated by the Credit Parties upon notice to Agent as permanent Collateral locations change).

3.22   Deposit Accounts and Other Accounts. Schedule 3.22 lists all banks and other financial institutions at which any Credit Party maintains deposit or other accounts as of the Closing Date, and such Schedule correctly identifies the name, address and any other relevant contact information reasonably requested by Agent with respect to each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

3.23   Government Contracts. Except as set forth in Schedule 3.23, as of the Closing Date, no Credit Party is a party to any contract or agreement with any Governmental Authority and no Credit Party's Accounts are subject to the Federal Assignment of Claims Act (31 U.S.C. Section 3727) or any similar state or local law.

3.24   Customer and Trade Relations. As of the Closing Date, there exists no actual or, to the knowledge of any Credit Party, threatened termination or cancellation of, or any material adverse modification or change in (a) the business relationship of any Credit Party with any customer or group of customers whose purchases during the preceding 12 calendar months caused them to be ranked among the ten largest customers of such Credit Party or (b) the business relationship of any Credit Party with any supplier essential to its operations.

3.25   Bonding. Except as set forth in Schedule 3.25, as of the Closing Date, no Credit Party is a party to or bound by any surety bond agreement, indemnification agreement therefor or bonding requirement with respect to products or services sold by it.

3.26   [Intentionally Reserved.]

30

3.27   [Intentionally Reserved.]

3.28   [Intentionally Reserved.]

3.29   Full Disclosure. None of the representations or warranties made by any Credit Party or any of their Subsidiaries in the Loan Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in each exhibit, report, statement or certificate furnished by or on behalf of any Credit Party or any of their Subsidiaries in connection with the Loan Documents (including the offering and disclosure materials, if any, delivered by or on behalf of any Credit Party to Agent or the Lenders prior to the Closing Date), contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered.

3.30   Foreign Assets Control Regulations and Anti-Money Laundering. Each Credit Party and each Subsidiary of each Credit Party is and will remain in compliance in all material respects with all U.S. economic sanctions laws, Executive Orders and implementing regulations as promulgated by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. No Credit Party and no Subsidiary or Affiliate of a Credit Party (i) is a Person designated by the U.S. government on the list of the Specially Designated Nationals and Blocked Persons (the "SDN List") with which a U.S. Person cannot deal with or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of U.S. economic sanctions laws such that a U.S. Person cannot deal or otherwise engage in business transactions with such Person or (iii) is controlled by (including without limitation by virtue of such person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any person or entity on the SDN List or a foreign government that is the target of U.S. economic sanctions prohibitions such that the entry into, or performance under, this Agreement or any other Loan Document would be prohibited under U.S. law.

3.31   Patriot Act. The Credit Parties, each of their Subsidiaries and each of their Affiliates are in compliance with (a) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department and any other enabling legislation or executive order relating thereto, (b) the Patriot Act and (c) other federal or state laws relating to "*know your customer*" and anti-money laundering rules and regulations. No part of the proceeds of any Loan will be used directly or indirectly for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977.

ARTICLE IV.
AFFIRMATIVE COVENANTS

Each Credit Party covenants and agrees that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation (other than contingent indemnification Obligations to the extent no claim giving rise thereto has been asserted) shall remain unpaid or unsatisfied:

4.1   Financial Statements. Each Credit Party shall maintain, and shall cause each of its Subsidiaries to maintain, a system of accounting established and administered in accordance with sound business practices to permit the preparation of financial statements in conformity with GAAP (provided, that monthly financial statements shall not be required to have footnote disclosures and are subject to normal year-end adjustments). The Borrowers shall deliver to Agent and each Lender by Electronic Transmission and in detail reasonably satisfactory to Agent and the Required Lenders:

(a)   as soon as available, but not later than ninety (90) days after the end of each Fiscal Year, a copy of the audited consolidated and consolidating balance sheets of the Borrowers and each of their Subsidiaries as at the end of such year and the related consolidated and consolidating statements of income or operations, shareholders' equity and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, and accompanied by the report of any "Big Four" or other nationally‑recognized independent certified public accounting firm reasonably acceptable to Agent which report shall (i) contain an unqualified opinion, stating that such consolidated financial statements present fairly in all material respects the financial position for the periods indicated in conformity with GAAP applied on a basis consistent with prior years and (ii) not include any explanatory paragraph expressing substantial doubt as to going concern status; and

(b)   as soon as available, but not later than thirty (30) days after the end of each fiscal month of each year, a copy of the unaudited consolidated and consolidating balance sheets of the Borrowers and each of their Subsidiaries, and the related consolidated and consolidating statements of income, shareholders' equity and cash flows as of the end of such fiscal month and for the portion of the Fiscal Year then ended, all certified on behalf of the Borrowers by an appropriate Responsible Officer of the Borrower Representative as being complete and correct and fairly presenting, in all material respects, in accordance with GAAP, the financial position and the results of operations of the Borrowers and their Subsidiaries, subject to normal year-end adjustments and absence of footnote disclosures.

4.2   Appraisals; Certificates; Other Information. The Borrowers shall furnish to Agent and each Lender by Electronic Transmission:

(a)   together with each delivery of financial statements pursuant to subsections 4.1(a) and 4.1(b), (i) for such statements delivered with respect to the fiscal months which also correspond to the end of a Fiscal Quarter, a management discussion and analysis report, in reasonable detail, signed by the chief financial officer of the Borrower

Representative, describing the operations and financial condition of the Credit Parties and their Subsidiaries for the fiscal quarter and the portion of the Fiscal Year then ended (or for the Fiscal Year then ended in the case of annual financial statements), and (ii) for such statements delivered with respect to each fiscal month, a report setting forth in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the most recent projections for the current Fiscal Year delivered pursuant to subsection 4.2(k) and discussing the reasons for any significant variations;

(b) concurrently with the delivery of the financial statements referred to in subsections 4.1(a) and 4.1(b) above (and whether or not the financial covenants in Article VI are then being tested), a fully and properly completed Compliance Certificate in the form of Exhibit 4.2(b), certified on behalf of the Borrowers by a Responsible Officer of the Borrower Representative;

(c) promptly after the same are sent, copies of all financial statements and reports which any Credit Party sends to its shareholders or other equity holders, as applicable, generally and promptly after the same are filed, copies of all financial statements and regular, periodic or special reports which such Person may make to, or file with, the Securities and Exchange Commission or any successor or similar Governmental Authority;

(d) as soon as available and in any event within ten (10) days after the end of each fiscal month, and at such other times as Agent may reasonably require, a Borrowing Base Certificate, certified on behalf of the Borrowers by a Responsible Officer of the Borrower Representative, setting forth the Borrowing Base as at the end of the most-recently ended fiscal month or as at such other date as Agent may reasonably require;

(e) concurrently with the delivery of the Borrowing Base Certificate, a summary of Inventory by location and type (including a detailed report regarding the Model RVs and the then current locations thereof) with a supporting perpetual Inventory report, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(f) concurrently with the delivery of the Borrowing Base Certificate, a monthly trial balance showing Accounts outstanding aged from invoice date as follows: 1 to 30 days, 31 to 60 days, 61 to 90 days, 91 days to 120 days and 120 days or more, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(g) concurrently with the delivery of the Borrowing Base Certificate, an aging of accounts payable accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(h) [Intentionally Reserved];

(i)   to Agent, at the time of delivery of each of the monthly financial statements delivered pursuant to subsection 4.1(b);

        (i)   [Intentionally Reserved];

        (ii)   a reconciliation of the perpetual inventory by location to each Borrower's most recent Borrowing Base Certificate, general ledger and monthly Financial Statements delivered pursuant to subsection 4.1(b), in each case, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

        (iii)   a reconciliation of the accounts payable aging to each Borrower's general ledger and monthly Financial Statements delivered pursuant to subsection 4.1(b), in each case, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

        (iv)   [Intentionally Reserved]; and

        (v)   a reconciliation of the outstanding Loans as set forth in the monthly loan account statement provided by Agent to each Borrower's general ledger and monthly Financial Statements delivered pursuant to subsection 4.1(b), in each case, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(j)   at the time of delivery of each of the monthly financial statements delivered pursuant to Section 4.1 with respect to the fiscal months which also correspond to the end of a Fiscal Quarter, (i) a listing of government contracts of each Borrower subject to the Federal Assignment of Claims Act of 1940 or any similar state or municipal law; and (ii) a list of any applications for the registration of any Patent, Trademark or Copyright filed by any Credit Party with the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency in each case entered into or filed in the prior Fiscal Quarter;

(k)   as soon as available and in any event no later than the last day of each Fiscal Year of the Borrowers, projections of the Credit Parties (and their Subsidiaries') consolidated and consolidating financial performance for the forthcoming three Fiscal Years on a year by year basis, and for the forthcoming Fiscal Year on a month by month basis;

(l)   promptly upon receipt thereof, copies of any reports submitted by the Borrowers' certified public accountants in connection with each annual, interim or special audit or review of any type of the financial statements or internal control systems of any Credit Party made by such accountants, including any comment letters submitted by such accountants to management of any Credit Party in connection with their services;

(m)   upon Agent's request from time to time, the Credit Parties shall permit and enable Agent to obtain appraisals in form and substance and from appraisers reasonably satisfactory to Agent stating the then Net Orderly Liquidation Value, or such other value as determined by Agent, of all or any portion of the Inventory of any Credit Party or any Subsidiary of any Credit Party; provided, that notwithstanding any provision herein to the contrary, the Credit Parties shall only be obligated to reimburse Agent for the expenses of such appraisals occurring (i) one time per year, at any time Availability is greater than $15,000,000, (ii) two times per year, at any time Availability is equal to or less than $15,000,000 or (iii) more frequently so long as an Event of Default has occurred and is continuing; and

(n)   promptly, such additional business, financial, corporate affairs, perfection certificates and other information as Agent may from time to time reasonably request.

4.3   Notices. The Borrowers shall notify promptly Agent and each Lender of each of the following (and in no event later than three (3) Business Days after a Responsible Officer becomes aware thereof):

(a)   the occurrence or existence of any Default or Event of Default;

(b)   any breach or non‑performance of, or any default under, any Contractual Obligation of any Credit Party or any Subsidiary of any Credit Party, or any violation of, or non-compliance with, any Requirement of Law, any of which would reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect, including a description of such breach, non-performance, default, violation or non-compliance and the steps, if any, such Person has taken, is taking or proposes to take in respect thereof;

(c)   any dispute, litigation, investigation, proceeding or suspension which may exist at any time between any Credit Party or any Subsidiary of any Credit Party and any Governmental Authority which would reasonably be expected to result, either individually or in the aggregate, in Liabilities in excess of $500,000;

(d)   the commencement of, or any material development in, any litigation or proceeding affecting any Credit Party or any Subsidiary of any Credit Party (i) in which the amount of damages claimed is $1,000,000 or more, (ii) in which injunctive or similar relief is sought and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect, or (iii) in which the relief sought is an injunction or other stay of the performance of this Agreement or any other Loan Document;

(e)   (i) the receipt by any Credit Party of any notice of violation of or potential liability or similar notice under Environmental Law reasonably expected to result in Material Environmental Liabilities, (ii)(A) unpermitted Releases reasonably expected to result in Material Environmental Liabilities, (B) the existence of any condition that could reasonably be expected to result in Material Environmental Liabilities or (C) the

35

commencement of, or any material change to, any action, investigation, suit, proceeding, audit, claim, demand, dispute alleging a violation of or Liability under any Environmental Law which in the case of clauses (A), (B) and (C) above, in the aggregate for all such clauses, would reasonably be expected to result in Material Environmental Liabilities, (iii) the receipt by any Credit Party of notification that any Property of any Credit Party is subject to any Lien in favor of any Governmental Authority securing, in whole or in part, Material Environmental Liabilities and (iv) any proposed acquisition or lease of Real Estate, if such acquisition or lease would have a reasonable likelihood of resulting in Material Environmental Liabilities;

(f)   (i) on or prior to any filing by any ERISA Affiliate of any notice of any reportable event under Section 4043 of ERISA, or intent to terminate any Title IV Plan, a copy of such notice (ii) promptly, and in any event within ten (10) days, after any officer of any ERISA Affiliate knows or has reason to know that a request for a minimum funding waiver under Section 412 of the Code has been filed with respect to any Title IV Plan or Multiemployer Plan, a notice describing such waiver request and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notice filed with the PBGC or the IRS pertaining thereto, and (iii) promptly, and in any event within ten (10) days after any officer of any ERISA Affiliate knows or has reason to know that an ERISA Event will or has occurred, a notice describing such ERISA Event, and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notices received from or filed with the PBGC, IRS, Multiemployer Plan or other Benefit Plan pertaining thereto;

(g)   any Material Adverse Effect subsequent to the date of the most recent audited financial statements delivered to Agent and Lenders pursuant to this Agreement;

(h)   any material change in accounting policies or financial reporting practices by any Credit Party or any Subsidiary of any Credit Party;

(i)   any labor controversy resulting in, or credibly threatening to result in, any strike, work stoppage, boycott, shutdown or other labor disruption against or involving any Credit Party or any Subsidiary of any Credit Party if the same would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect;

(j)   the creation, establishment or acquisition of any Subsidiary or the issuance by or to any Credit Party of any Stock or Stock Equivalent; and

(k)   (i) the creation, or filing with the IRS or any other Governmental Authority, of any Contractual Obligation or other document extending, or having the effect of extending, the period for assessment or collection of any income or franchise or other material taxes with respect to any Tax Affiliate and (ii) the creation of any Contractual Obligation of any Tax Affiliate, or the receipt of any request directed to any Tax Affiliate, to make any material adjustment under Section 481(a) of the Code, by reason of a change in accounting method or otherwise.

Each notice pursuant to this Section 4.3 shall be in electronic form accompanied by a statement by a Responsible Officer of the Borrower Representative, on behalf of the Borrowers, setting forth details of the occurrence referred to therein, and stating what action the Borrowers or other Person proposes to take with respect thereto and at what time. Each notice under subsection 4.3(a) shall describe with particularity any and all clauses or provisions of this Agreement or other Loan Document that have been breached or violated.

4.4   Preservation of Corporate Existence, Etc. Each Credit Party shall, and shall cause each of its Subsidiaries to:

(a)   preserve and maintain in full force and effect its organizational existence and good standing under the laws of its jurisdiction of incorporation, organization or formation, as applicable, except as permitted by Section 5.3;

(b)   preserve and maintain in full force and effect all rights, privileges, qualifications, permits, licenses and franchises necessary in the normal conduct of its business except as permitted by Sections 5.2 and 5.3 and except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect;

(c)   use its commercially reasonable efforts, in the Ordinary Course of Business, to preserve its business organization and preserve the goodwill and business of the customers, suppliers and others having material business relations with it;

(d)   preserve or renew all of its registered trademarks, trade names and service marks, the non‑preservation of which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; and

(e)   conduct its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect and shall comply in all material respects with the terms of its IP Licenses.

4.5   Maintenance of Property. Each Credit Party shall maintain, and shall cause each of its Subsidiaries to maintain, and preserve all its Property which is used or useful in its business in good working order and condition, ordinary wear and tear excepted and shall make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.6   Insurance.

(a)   Each Credit Party shall, and shall cause each of its Subsidiaries to, 2. maintain or cause to be maintained in full force and effect all policies of insurance of any kind with respect to the Property and businesses of the Credit Parties and such Subsidiaries (including policies of life, fire, theft, product liability, public liability, property damage, other casualty, employee fidelity, workers' compensation, business interruption and employee health and welfare insurance) with financially sound and reputable insurance companies or associations (in each case that are not Affiliates of the Borrowers) of a nature and providing such coverage as is sufficient and as is customarily carried by businesses of the size and character of the business of the Credit Parties and 3. cause all such insurance relating to any Property or business of any Credit Party to name Agent as additional insured or lenders loss payee as agent for the Lenders, as appropriate. All policies of insurance on real and personal Property of the Credit Parties will contain an endorsement, in form and substance acceptable to Agent, showing loss payable to Agent (Form CP 1218 or equivalent and naming Agent as lenders loss payee as agent for the Lenders) and extra expense and business interruption endorsements. Such endorsement, or an independent instrument furnished to Agent, will provide that the insurance companies will give Agent at least 45 days' prior written notice before any such policy or policies of insurance shall be altered or canceled and that no act or default of the Credit Parties or any other Person shall affect the right of Agent to recover under such policy or policies of insurance in case of loss or damage. Each Credit Party shall direct all present and future insurers under its "All Risk" policies of property insurance to pay all proceeds payable thereunder directly to Agent. If any insurance proceeds are paid by check, draft or other instrument payable to any Credit Party and Agent jointly, Agent may endorse such Credit Party's name thereon and do such other things as Agent may deem advisable to reduce the same to cash. Agent reserves the right at any time, upon review of each Credit Party's risk profile, to require additional forms and limits of insurance.

(b)   Unless the Credit Parties provide Agent with evidence of the insurance coverage required by this Agreement, Agent may purchase insurance at the Credit Parties' expense to protect Agent's and Lenders' interests in the Credit Parties' and their Subsidiaries' properties. This insurance may, but need not, protect the Credit Parties' and their Subsidiaries' interests. The coverage that Agent purchases may not pay any claim that any Credit Party or any Subsidiary of any Credit Party makes or any claim that is made against such Credit Party or any Subsidiary in connection with said Property. The Borrowers may later cancel any insurance purchased by Agent, but only after providing Agent with evidence that there has been obtained insurance as required by this Agreement. If Agent purchases insurance, the Credit Parties will be responsible for the costs of that insurance, including interest and any other charges Agent may impose in connection with the placement of insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance shall be added to the Obligations. The costs of the insurance may be more than the cost of insurance the Borrowers may be able to obtain on their own.

(c)   The Credit Parties appoint Agent as their attorney-in-fact to settle or adjust all property damage claims under its casualty insurance policies; provided, that such power of attorney shall only be exercised so long as an Event of Default has occurred and is continuing or if the casualty claim exceeds $1,000,000. Agent shall have no duty to exercise such power of attorney, but may do so at its discretion.

4.7   Payment of Obligations. Each Credit Party shall, and shall cause each of its Subsidiaries to, pay, discharge and perform as the same shall become due and payable or required to be performed, all their respective obligations and liabilities, including:

(a)   all tax liabilities, assessments and governmental charges or levies upon it or its Property, unless (i) the same are being contested in good faith by appropriate proceedings diligently prosecuted which stay the filing or enforcement of any Lien and for which adequate reserves in accordance with GAAP are being maintained by such Person; and (ii) the aggregate Liabilities secured by such Lien do not exceed $500,000.

(b)   all lawful claims which, if unpaid, would by law become a Lien upon its Property unless the same are being contested in good faith by appropriate proceedings diligently prosecuted which stay the imposition or enforcement of any Lien and for which adequate reserves in accordance with GAAP are being maintained by such Person;

(c)   all Indebtedness, as and when due and payable, but subject to any subordination provisions contained herein, in any other Loan Documents and/or in any instrument or agreement evidencing such Indebtedness;

(d)   the performance of all obligations under any Contractual Obligation to such Credit Party or any of its Subsidiaries is bound, or to which it or any of its Property is subject, except where the failure to perform would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; and

(e)   payments to the extent necessary to avoid the imposition of a Lien with respect to, or the involuntary termination of any underfunded Benefit Plan.

4.8   Compliance with Laws. Each Credit Party shall, and shall cause each of its Subsidiaries to, comply with all Requirements of Law of any Governmental Authority having jurisdiction over it or its business, except where the failure to comply would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.9   Inspection of Property and Books and Records. Each Credit Party shall maintain and shall cause each of its Subsidiaries to maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of such Person. Each Credit Party shall, and shall cause each of its Subsidiaries to, with respect to each owned, leased, or controlled property, during normal business hours and upon reasonable advance notice (unless an Event of Default shall have occurred and be continuing, in which event no notice shall be required and Agent shall have access at any and all times during the continuance thereof): (a) provide access to such property to Agent and any of its Related Persons, as frequently as Agent determines to be appropriate; and (b) permit Agent and any of its Related Persons to conduct field examinations, audit, inspect and make extracts and copies (or take originals if reasonably necessary) from all of such Credit Party's books and records, and evaluate and make physical verifications of the Inventory and other Collateral in any manner and through any medium that Agent considers advisable in its Permitted Discretion, in each instance, at the Credit Parties' expense; provided, the Credit Parties shall only be obligated to reimburse Agent for the expenses for (i) one such field examination, audit and inspection per year, at any time there are no Loans and/or Letters of Credit outstanding hereunder, and (ii) two such field examinations, audits and inspections per year, at any time there are Loans and/or Letters of Credit outstanding hereunder; provided, further, however, no such limitations on the reimbursements of Agent for field examinations, audits and inspections shall apply at any time an Event of Default has occurred and is continuing. Any Lender may accompany Agent or its Related Persons in connection with any inspection at such Lender's expense.

4.10   Use of Proceeds. The Borrowers shall use the proceeds of the Loans solely as follows: (a) to pay costs and expenses required to be paid pursuant to Section 2.1, and (b) for working capital, capital expenditures and other general corporate purposes not in contravention of any Requirement of Law and not in violation of this Agreement or the other Loan Documents.

4.11   Cash Management Systems. Each Credit Party shall enter into, and cause each depository, securities intermediary or commodities intermediary to enter into, Control Agreements providing for "springing" cash dominion with respect to each deposit, securities, commodity or similar account maintained by such Person (other than (a) any payroll account so long as such payroll account is a zero balance account, (b) petty cash accounts, amounts on deposit in which do not exceed $250,000 in the aggregate at any one time and (c) withholding tax and fiduciary accounts) as of and after the Closing Date. In addition, at Agent's request, Credit Parties will enter into Control Agreements providing for springing cash dominion over disbursement accounts as of the Closing Date, except as set forth in the preceding sentence. With respect to accounts subject to "springing" Control Agreements, unless and until an Event of Default has occurred and is continuing or Availability falls below $3,500,000, Agent shall not deliver to the relevant depository, securities intermediary or commodities intermediary a notice or other instruction which provides for exclusive control over such account by Agent. The Credit Parties shall not maintain cash on deposit in disbursement accounts in excess of outstanding checks and wire transfers payable from such accounts and amounts necessary to meet minimum balance requirements.

4.12   Landlord Agreements. Each Credit Party shall use commercially reasonable efforts to obtain a landlord agreement or bailee or mortgagee waivers, as applicable, from the lessor of each leased property, bailee in possession of any Collateral or mortgagee of any owned property with respect to each location where any Collateral is stored or located, which agreement shall be reasonably satisfactory in form and substance to Agent.

4.13   Further Assurances.

(a)   Each Credit Party shall ensure that all written information, exhibits and reports furnished to Agent or the Lenders do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact or any fact necessary to make the statements contained therein not misleading in light of the circumstances in which made, and will promptly disclose to Agent and the Lenders and correct any defect or

40

error that may be discovered therein or in any Loan Document or in the execution, acknowledgement or recordation thereof.

(b)   Promptly upon request by Agent, the Credit Parties shall (and, subject to the limitations hereinafter set forth, shall cause each of their Subsidiaries to) take such additional actions and execute such documents as Agent may reasonably require from time to time in order (i) to carry out more effectively the purposes of this Agreement or any other Loan Document, (ii) to subject to the Liens created by any of the Collateral Documents any of the Properties, rights or interests covered by any of the Collateral Documents, (iii) to perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and the Liens intended to be created thereby, and (iv) to better assure, convey, grant, assign, transfer, preserve, protect and confirm to the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document. Without limiting the generality of the foregoing and except as otherwise approved in writing by Required Lenders, the Credit Parties shall cause each of their Domestic Subsidiaries (other than Domestic Subsidiaries owned indirectly through a Foreign Subsidiary) and, to the extent no 956 Impact exists, Foreign Subsidiaries, and Domestic Subsidiaries owned indirectly through a Foreign Subsidiary, to guaranty the Obligations and to cause each such Subsidiary to grant to Agent, for the benefit of the Secured Parties, a security interest in, subject to the limitations hereinafter set forth, all of such Subsidiary's Property to secure such guaranty. Furthermore and except as otherwise approved in writing by Required Lenders, each Credit Party shall, and shall cause each of its Domestic Subsidiaries (other than Domestic Subsidiaries owned indirectly through a Foreign Subsidiary) to, pledge all of the Stock and Stock Equivalents of each of its Domestic Subsidiaries (other than Domestic Subsidiaries owned indirectly through a Foreign Subsidiary) and First Tier Foreign Subsidiaries (provided, that with respect to any First Tier Foreign Subsidiary, if a 956 Impact exists such pledge shall be limited to sixty-five percent (65%) of such Foreign Subsidiary's outstanding voting Stock and Stock Equivalents and one hundred percent (100%) of such Foreign Subsidiary's outstanding non-voting Stock and Stock Equivalents) and to the extent no 956 Impact exists, each of its Foreign Subsidiaries to pledge all of the Stock and Stock Equivalent of each of its Subsidiaries, in each instance, to Agent, for the benefit of the Secured Parties, to secure the Obligations. In connection with each pledge of Stock and Stock Equivalents, the Credit Parties shall deliver, or cause to be delivered, to Agent, irrevocable proxies and stock powers and/or assignments, as applicable, duly executed in blank. A "956 Impact" will be deemed to exist to the extent the issuance of a guaranty by, grant of a Lien by, or pledge of greater than two-thirds of the voting Stock and Stock Equivalents of, a Foreign Subsidiary, would result in material incremental income tax liability as a result of the application of Section 956 of the Code, taking into account actual anticipated repatriation of funds, foreign tax credits and other relevant factors.

4.14   Environmental Matters. Each Credit Party shall, and shall cause each of its Subsidiaries to, comply with, and maintain its Real Estate, whether owned, leased, subleased or otherwise operated or occupied, in compliance with, all applicable Environmental Laws (including by implementing any Remedial Action necessary to achieve such compliance) or that is required by orders and directives of any Governmental Authority except where the failure to comply would not reasonably be expected to, individually or in the aggregate, result in a Material Environmental Liability. Without limiting the foregoing, if an Event of Default is continuing or if Agent at any time has a reasonable basis to believe that there exist violations of Environmental Laws by any Credit Party or any Subsidiary of any Credit Party or that there exist any Environmental Liabilities, then each Credit Party shall, promptly upon receipt of request from Agent, cause the performance of, and allow Agent and its Related Persons access to such Real Estate for the purpose of conducting, such environmental audits and assessments, including subsurface sampling of soil and groundwater, and cause the preparation of such reports, in each case as Agent may from time to time reasonably request. Such audits, assessments and reports, to the extent not conducted by Agent or any of its Related Persons, shall be conducted and prepared by reputable environmental consulting firms reasonably acceptable to Agent and shall be in form and substance reasonably acceptable to Agent.

ARTICLE V.
NEGATIVE COVENANTS

Each Credit Party covenants and agrees that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation (other than contingent indemnification Obligations to the extent no claim giving rise thereto has been asserted) shall remain unpaid or unsatisfied:

5.1   Limitation on Liens. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, directly or indirectly, make, create, incur, assume or suffer to exist any Lien upon or with respect to any part of its Property (including any Property not constituting Collateral hereunder), whether now owned or hereafter acquired, other than the following ("Permitted Liens"):

(a)   any Lien existing on the Property of a Credit Party or a Subsidiary of a Credit Party on the Closing Date and set forth in Schedule 5.1 securing Indebtedness outstanding on such date and permitted by subsection 5.5(c), including replacement Liens on the Property currently subject to such Liens securing Indebtedness permitted by subsection 5.5(c);

(b)   any Lien created under any Loan Document;

(c)   Liens for taxes, fees, assessments or other governmental charges (i) which are not past due or remain payable without penalty, or (ii) the non‑payment of which is permitted by Section 4.7;

(d)   carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other similar Liens arising in the Ordinary Course of Business which are not past due or remain payable without penalty or which are being contested in good faith and by appropriate proceedings diligently prosecuted, which proceedings have the effect of preventing the forfeiture or sale of the Property subject thereto and for which adequate reserves in accordance with GAAP are being maintained;

42

(e)   Liens (other than any Lien imposed by ERISA) consisting of pledges or deposits required in the Ordinary Course of Business in connection with workers' compensation, unemployment insurance and other social security legislation or to secure the performance of tenders, statutory obligations, surety, stay, customs and appeals bonds, bids, leases, governmental contract, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or to secure liability to insurance carriers;

(f)   Liens consisting of judgment or judicial attachment liens (other than for payment of taxes, assessments or other governmental charges) to the extent such Liens do not constitute an Event of Default under Section 7.1(h);

(g)   easements, rights‑of‑way, zoning and other restrictions, minor defects or other irregularities in title, and other similar encumbrances incurred in the Ordinary Course of Business which, either individually or in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere in any material respect with the ordinary conduct of the businesses of any Credit Party or any Subsidiary of any Credit Party;

(h)   Liens on any Property acquired or held by any Credit Party or any Subsidiary of any Credit Party securing Indebtedness incurred or assumed for the purpose of financing (or refinancing) all or any part of the cost of acquiring such Property and permitted under subsection 5.5(d); provided, that (i) any such Lien attaches to such Property concurrently with or within twenty (20) days after the acquisition thereof, (ii) such Lien attaches solely to the Property so acquired in such transaction and the proceeds thereof, and (iii) the principal amount of the debt secured thereby does not exceed 100% of the cost of such Property;

(i)   Liens securing Capital Lease Obligations permitted under subsection 5.5(d);

(j)   any interest or title of a lessor or sublessor under any lease permitted by this Agreement;

(k)   Liens arising from the filing of precautionary uniform commercial code financing statements with respect to any lease permitted by this Agreement;

(l)   non-exclusive licenses and sublicenses granted by a Credit Party and leases or subleases (by a Credit Party as lessor or sublessor) to third parties in the Ordinary Course of Business not interfering with the business of the Credit Parties or any of their Subsidiaries;

(m)   Liens in favor of collecting banks arising by operation of law under Section 4‑210 of the Uniform Commercial Code or, with respect to collecting banks located in the State of New York, under Section 4‑208 of the Uniform Commercial Code;

(n)   Liens (including the right of set-off) in favor of a bank or other depository institution arising as a matter of law encumbering deposits; and

(o)   Liens in favor of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods in the Ordinary Course of Business.

5.2   <u>Disposition of Assets</u>. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, directly or indirectly, sell, assign, lease, convey, transfer or otherwise dispose of (whether in one or a series of transactions) any Property (including the Stock of any Subsidiary of any Credit Party, whether in a public or a private offering or otherwise, and accounts and notes receivable, with or without recourse) or enter into any agreement to do any of the foregoing, except:

(a)   dispositions in the Ordinary Course of Business to any Person other than an Affiliate of a Credit Party of (i) Inventory or (ii) worn‑out or surplus Equipment having a book value under this <u>clause (a)(ii)</u> not exceeding $1,000,000 in the aggregate in any Fiscal Year;

(b)   dispositions (other than of (i) the Stock of any Subsidiary of any Credit Party or (ii) any Accounts of any Credit Party) not otherwise permitted hereunder which are made for fair market value and the mandatory prepayment in the amount of the Net Proceeds of such disposition is made if and to the extent required by <u>Section 1.8</u>; <u>provided</u>, that (i) at the time of any disposition, no Event of Default shall exist or shall result from such disposition, (ii) not less than 100% of the aggregate sales price from such disposition shall be paid in cash, (iii) the aggregate fair market value of all assets so sold by the Credit Parties and their Subsidiaries, together, shall not exceed in any Fiscal Year $1,000,000 and (iv) after giving effect to such disposition, the Credit Parties are in compliance on a pro forma basis with the covenants set forth in <u>Article VI</u>, recomputed for the most recent Fiscal Quarter for which financial statements have been delivered;

(c)   (i) dispositions of Cash Equivalents in the Ordinary Course of Business made to a Person that is not an Affiliate of any Credit Party and (ii) conversions of Cash Equivalents into cash or other Cash Equivalents; and

(d)   transactions permitted under <u>Section 5.1(l)</u>.

5.3   <u>Consolidations and Mergers</u>. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to (a) merge, consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except upon not less than five (5) Business Days prior written notice to Agent, (i) any Subsidiary of a Borrower may merge with, or dissolve or liquidate into, a Borrower or a Wholly-Owned Subsidiary of a Borrower which is a Domestic Subsidiary; <u>provided</u>, that such Borrower or such Wholly-Owned Subsidiary which is a Domestic Subsidiary shall be the continuing or surviving entity and all actions required to maintain perfected Liens on the Stock of the surviving entity and other Collateral in favor

44

of Agent shall have been completed and (ii) any Foreign Subsidiary may merge with or dissolve or liquidate into another Foreign Subsidiary provided if a First Tier Foreign Subsidiary is a constituent entity in such merger, dissolution or liquidation, such First Tier Foreign Subsidiary shall be the continuing or surviving entity.

5.4   Acquisitions; Loans and Investments. No Credit Party shall and no Credit Party shall suffer or permit any of its Subsidiaries to (i) purchase or acquire, or make any commitment to purchase or acquire any Stock or Stock Equivalents, or any obligations or other securities of, or any interest in, any Person, including the establishment or creation of a Subsidiary, (ii) make or commit to make any Acquisitions, or any other acquisition of all or substantially all of the assets of another Person, or of any business or division of any Person, including without limitation, by way of merger, consolidation or other combination or (iii) make or purchase, or commit to make or purchase, any advance, loan, extension of credit or capital contribution to or any other investment in, any Person including a Borrower, any Affiliate of a Borrower or any Subsidiary of a Borrower (the items described in clauses (i), (ii) and (iii) are referred to as "Investments"), except for:

(a)   Investments in cash and Cash Equivalents;

(b)   Investments consisting of (i) capital contributions by a Borrower in then existing Credit Parties; (ii) extensions of credit or capital contributions by any Credit Party to or in any other then existing Credit Party; provided, that (A) if any Credit Party executes and delivers to any Borrower a note (collectively, the "Intercompany Notes") to evidence any Investments described in the foregoing clauses (i) and (ii), that Intercompany Note shall be pledged and delivered to Agent pursuant to the Guaranty and Security Agreement as additional collateral security for the Obligations; (B) each Borrower shall accurately record all intercompany transactions on its books and records; (C) at the time any such intercompany loan or advance is made by any Borrower to any other Credit Party and after giving effect thereto, each such Borrower shall be Solvent; and (D) the aggregate amount of such intercompany Indebtedness owing by any Credit Party shall not exceed $10,000,000 at any one time outstanding; and (iii) extensions of credit or capital contributions by a Foreign Subsidiary of a Borrower to or in another then existing Foreign Subsidiary of a Borrower;

(c)   Permitted Acquisitions;

(d)   Investments acquired in connection with the settlement of delinquent Accounts in the Ordinary Course of Business or in connection with the bankruptcy or reorganization of suppliers or customers;

(e)   Investments existing on the Closing Date and set forth in Schedule 5.4(e);

(f)   loans or advances to employees permitted under Section 5.6; and

(g)   Investments made in the Ordinary Course of Business consisting of (x) those transactions existing on the Closing Date and set forth in Schedule 5.4(g) and

(y) additional such transactions following the Closing Date, the aggregate amount of which (whether existing on the Closing Date or thereafter) shall not exceed $3,500,000 at any one time outstanding.

5.5   Limitation on Indebtedness. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, create, incur, assume, permit to exist, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness, except:

(a)   the Obligations;

(b)   Indebtedness consisting of Contingent Obligations described in clause (j) of the definition of Indebtedness and permitted pursuant to Section 5.9;

(c)   Indebtedness existing on the Closing Date and set forth in Schedule 5.5 including Permitted Refinancings thereof;

(d)   Indebtedness not to exceed $3,000,000 in the aggregate at any time outstanding, consisting of Capital Lease Obligations or secured by Liens permitted by subsection 5.1(h) and Permitted Refinancings thereof;

(e)   unsecured intercompany Indebtedness permitted pursuant to subsection 5.4(b); and

(f)   other unsecured Indebtedness owing to Persons that are not Affiliates of the Credit Parties not exceeding $1,000,000 in the aggregate at any time outstanding.

5.6   Employee Loans and Transactions with Affiliates. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, enter into any transaction with any Affiliate of a Borrower or of any such Subsidiary, except:

(a)   as expressly permitted by this Agreement; or

(b)   in the Ordinary Course of Business and pursuant to the reasonable requirements of the business of such Credit Party or such Subsidiary upon fair and reasonable terms no less favorable to such Credit Party or such Subsidiary than would be obtained in a comparable arm's length transaction with a Person not an Affiliate of a Borrower or such Subsidiary and which are disclosed in writing to Agent;

(c)   loans or advances to employees of Credit Parties for travel, entertainment and relocation expenses and other ordinary business purposes in the Ordinary Course of Business; and

(d)   non-cash loans or advances made by a Borrower to employees of Credit Parties that are simultaneously used by such Persons to purchase Stock or Stock Equivalents of Winnebago Inc.

All such transactions existing as of the Closing Date are described in Schedule 5.6.

5.7   Management Fees and Compensation. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, pay any management, consulting or similar fees to any Affiliate of any Credit Party or to any officer, director or employee of any Credit Party or any Affiliate of any Credit Party except:

(a)   payment of reasonable compensation to officers and employees for actual services rendered to the Credit Parties and their Subsidiaries in the Ordinary Course of Business; and

(b)   payment of directors' fees and reimbursement of actual out-of-pocket expenses incurred in connection with attending board of director meetings, all in the Ordinary Course of Business.

5.8   Margin Stock; Use of Proceeds. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, use any portion of the Loan proceeds, directly or indirectly, to purchase or carry Margin Stock or repay or otherwise refinance Indebtedness of any Credit Party or others incurred to purchase or carry Margin Stock, or otherwise in any manner which is in contravention of any Requirement of Law or in violation of this Agreement.

5.9   Contingent Obligations. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Contingent Obligations except in respect of the Obligations and except:

(a)   endorsements for collection or deposit in the Ordinary Course of Business;

(b)   Rate Contracts entered into in the Ordinary Course of Business for bona fide hedging purposes and not for speculation with Agent's prior written consent;

(c)   Contingent Obligations of the Credit Parties and their Subsidiaries existing as of the Closing Date and listed in Schedule 5.9, including re-occurrences, extensions and renewals thereof in the Ordinary Course of Business which do impose materially more restrictive or adverse terms on the Credit Parties or their Subsidiaries as compared to the terms of the Contingent Obligation being renewed or extended;

(d)   [Intentionally Reserved];

(e)   Contingent Obligations arising with respect to customary indemnification obligations in favor of (i) directors and officers of the Credit Parties incurred in the Ordinary Course of Business, (ii) sellers in connection with Acquisitions to the extent permitted hereunder and (iii) purchasers in connection with dispositions permitted under subsection 5.2(b);

(f)   Contingent Obligations arising under Letters of Credit;

(g)   Contingent Obligations arising under guaranties made in the Ordinary Course of Business of obligations of any Credit Party, which obligations are otherwise permitted hereunder; provided, that if such obligation is subordinated to the Obligations, such guaranty shall be subordinated to the same extent; and

(h)   other Contingent Obligations not exceeding $1,000,000 in the aggregate at any time outstanding.

5.10   Compliance with ERISA. No ERISA Affiliate shall cause or suffer to exist (a) any event that could result in the imposition of a Lien on any asset of a Credit Party or a Subsidiary of a Credit Party with respect to any Title IV Plan or Multiemployer Plan or (b) any other ERISA Event, that would, in the aggregate, have a Material Adverse Effect. No Credit Party shall cause or suffer to exist any event that could result in the imposition of a Lien with respect to any Benefit Plan.

5.11   Restricted Payments. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, (i) declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any Stock or Stock Equivalent, (ii) purchase, redeem or otherwise acquire for value any Stock or Stock Equivalent now or hereafter outstanding or (iii) make any payment or prepayment of principal of, premium, if any, interest, fees, redemption, exchange, purchase, retirement, defeasance, sinking fund or similar payment with respect to, Subordinated Indebtedness (the items described in clauses (i), (ii) and (iii) above are referred to as "Restricted Payments"); except that any Wholly-Owned Subsidiary of a Borrower may declare and pay dividends to a Borrower or any Wholly-Owned Subsidiary of a Borrower, and except that:

(a)   Winnebago Inc. may declare and make dividend payments or other distributions payable solely in its Stock or Stock Equivalents; and

(b)   Winnebago Inc. may redeem Stock and Stock Equivalents of Winnebago Inc. and otherwise make cash dividends to its Stockholders provided all of the following conditions are satisfied:

(i)   no Event of Default has occurred and is continuing or would arise as a result of such Restricted Payment;

(ii)   after giving effect to such Restricted Payment, the Credit Parties have a Fixed Charge Coverage Ratio greater than 1.10:1.00 (as recomputed for the most recent Fiscal Quarter for which financial statements have been delivered); and

(iii)   both before and after giving effect to such Restricted Payment, no Loans or Letters of Credit shall be outstanding hereunder; and

(c)   Permitted Dividends.

5.12   Change in Business. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, engage in any line of business materially different from those lines

48

of business carried on by it on the Closing Date (and the Credit Parties shall not materially alter the dealer distribution network with respect to the sale of their Inventory which exists on the Closing Date).

5.13 <u>Change in Structure</u>. Except as expressly permitted under <u>Section 5.3</u>, no Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, make any material changes in its equity capital structure or amend any of its Organization Documents in any material respect and, in each case, in any respect adverse to Agent or Lenders.

5.14 <u>Changes in Accounting, Name or Jurisdiction of Organization</u>. No Credit Party shall, and no Credit Party shall suffer or permit any of its Subsidiaries to, (i) make any significant change in accounting treatment or reporting practices, except as required by GAAP, (ii) change the Fiscal Year or method for determining Fiscal Quarters of any Credit Party or of any consolidated Subsidiary of any Credit Party, (iii) change its name as it appears in official filings in its jurisdiction of organization or (iv) change its jurisdiction of organization, in the case of <u>clauses (iii)</u> and <u>(iv)</u>, without at least twenty (20) days' prior written notice to Agent and the acknowledgement of Agent that all actions required by Agent, including those to continue the perfection of its Liens, have been completed.

5.15 <u>Amendments to Material Contracts</u>. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, (i) amend, supplement, waive or otherwise modify any provision of any of the following material contracts: (i) the Bennett Contract, (ii) that certain Ford Authorized Converter Pool Agreement, dated as of May 1, 2008, by and between Ford Motor Company and Winnebago Inc., (iii) that certain Repurchase Agreement, dated as of January 1, 2009, by and between Bank of America, N.A. and Winnebago Inc., (iv) that certain Floorplan Purchase Agreement, dated as of April 12, 2005, between GE Commercial Distribution Finance Canada, Winnebago Inc. and Indiana, (v) that certain Vendor Agreement, dated as of August 18, 2003, between GE Commercial Distribution Finance Corporation and Winnebago Inc., and (vi) that certain Agreement, dated as of April 27, 2010, between Winnebago Inc. and Pritchard Auto Company, in each case, as such agreements are in existence on the Closing Date, in a manner adverse to Agent or Lenders or which would reasonably be expected to have a Material Adverse Effect, or (ii) take or fail to take any action under any such contracts that would reasonably be expected to have a Material Adverse Effect.

5.16 <u>No Negative Pledges</u>.

(a) No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual restriction or encumbrance of any kind on the ability of any Credit Party or Subsidiary to pay dividends or make any other distribution on any of such Credit Party's or Subsidiary's Stock or Stock Equivalents or to pay fees, including management fees, or make other payments and distributions to a Borrower or any other Credit Party. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, directly or indirectly, enter into, assume or become subject to any Contractual Obligation prohibiting or otherwise restricting the existence of any Lien upon any of its assets in favor of Agent, whether now owned or hereafter acquired except in connection with any document or instrument governing Liens permitted pursuant to subsections 5.1(h) and 5.1(i); provided, that any such restriction contained therein relates only to the asset or assets subject to such permitted Liens.

(b)   No Credit Party shall issue any Stock or Stock Equivalents (i) if such issuance would result in an Event of Default under subsection 7.1(k) and (ii) unless, if applicable, such Stock and Stock Equivalents are pledged to Agent, for the benefit of the Secured Parties, as security for the Obligations, on substantially the same terms and conditions as the Stock and Stock Equivalents of the Credit Parties owned by Winnebago Inc. are pledged to Agent as of the Closing Date.

5.17   OFAC; Patriot Act. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to fail to comply with the laws, regulations and executive orders referred to in Sections 3.30 and 3.31.

5.18   Sale-Leasebacks. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, engage in a sale leaseback, synthetic lease or similar transaction involving any of its assets.

5.19   Hazardous Materials. No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to, cause or suffer to exist any Release of any Hazardous Material at, to or from any Real Estate that would violate any Environmental Law, form the basis for any Environmental Liabilities, except where such act or omission would not reasonably be expected to result in, either individually or in the aggregate, Material Environmental Liabilities to the Credit Parties and their Subsidiaries.

5.20   Prepayments of Other Indebtedness. No Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness prior to its scheduled maturity, other than (a) the Obligations, (b) Indebtedness secured by a Permitted Lien if the asset securing such Indebtedness has been sold or otherwise disposed of in a transaction permitted hereunder, (c) a Permitted Refinancing of Indebtedness permitted under subsection 5.5(c) or (d), and (d) prepayment of intercompany Indebtedness to Credit Parties.

ARTICLE VI.
FINANCIAL COVENANTS

Each Credit Party covenants and agrees that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation (other than contingent indemnification Obligations to the extent no claim giving rise thereto has been asserted) shall remain unpaid or unsatisfied:

Fixed Charge Coverage Ratio. The Credit Parties shall not permit the Fixed Charge Coverage Ratio for the twelve fiscal month period ending on the last day of any Fiscal

Quarter when Availability as of such date is $5,000,000 or less to be less than 1.50:1.00.

"Fixed Charge Coverage Ratio" shall be calculated in the manner set forth in Exhibit 4.2(b).

ARTICLE VII.
EVENTS OF DEFAULT

7.1   Events of Default. Any of the following shall constitute an "Event of Default":

(a)   Non-Payment. Any Credit Party fails (i) to pay when and as required to be paid herein, any amount of principal of, or interest on, any Loan, including after maturity of the Loans, or to pay any L/C Reimbursement Obligation or (ii) to pay within three (3) Business Days after the same shall become due, any fee or any other amount payable hereunder or pursuant to any other Loan Document;

(b)   Representation or Warranty. (i) Any representation, warranty or certification by or on behalf of any Credit Party or any of its Subsidiaries made or deemed made herein, in any other Loan Document, or which is contained in any certificate, document or financial or other statement by any such Person, or their respective Responsible Officers, furnished at any time under this Agreement, or in or under any other Loan Document, shall prove to have been incorrect in any material respect (without duplication of other materiality qualifiers contained therein) on or as of the date made or deemed made or (ii) any information contained in any Borrowing Base Certificate is untrue or incorrect in any respect (other than (A) inadvertent, immaterial errors not exceeding the lesser of (x) $500,000 or (y) 2.0% of the Borrowing Base (calculated correctly) in the aggregate in any Borrowing Base Certificate and (B) errors understating the Borrowing Base);

(c)   Specific Defaults. Any Credit Party fails to perform or observe any term, covenant or agreement contained in any of subsection 4.2(a), 4.2(b), 4.2(d), 4.3(a) or 9.10(d), Section 4.1, 4.6, 4.9, 4.10 or 4.11 or Article V or VI;

(d)   Other Defaults. Any Credit Party or Subsidiary of any Credit Party fails to perform or observe any other term, covenant or agreement contained in this Agreement or any other Loan Document, and such default shall continue unremedied for a period of thirty (30) days after the earlier to occur of (i) the date upon which a Responsible Officer of any Credit Party becomes aware of such default and (ii) the date upon which written notice thereof is given to the Borrower Representative by Agent or Required Lenders;

(e)   Cross-Default. Any Credit Party or any Subsidiary of any Credit Party (i) fails to make any payment in respect of any Indebtedness (other than the Obligations) or Contingent Obligation (other than the Obligations) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $500,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the document relating thereto on the date of such failure; or (ii) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such Indebtedness or Contingent Obligation (other than Contingent Obligations owing by one Credit Party with respect to the obligations of another Credit Party permitted hereunder or earnouts permitted hereunder), if the effect of such failure, event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause such Indebtedness to be declared to be due and payable prior to its stated maturity (without regard to any subordination terms with respect thereto), or such Contingent Obligation to become payable or cash collateral in respect thereof to be demanded;

(f)   Insolvency; Voluntary Proceedings. The Credit Parties and their Subsidiaries on a consolidated basis, cease or fail, to be Solvent, or any Credit Party or any Subsidiary of any Credit Party: (i) generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise; (ii) except as expressly permitted under Section 5.3, voluntarily ceases to conduct its business in the ordinary course; (iii) commences any Insolvency Proceeding with respect to itself; or (iv) takes any action to effectuate or authorize any of the foregoing;

(g)   Involuntary Proceedings. 4. Any involuntary Insolvency Proceeding is commenced or filed against any Credit Party or any Subsidiary of any Credit Party, or any writ, judgment, warrant of attachment, execution or similar process, is issued or levied against any such Person's Properties and any such proceeding or petition shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within sixty (60) days after commencement, filing or levy; 5. any Credit Party or Subsidiary of any Credit Party admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-U.S. law) is ordered in any Insolvency Proceeding; or 6. any Credit Party or any Subsidiary of any Credit Party acquiesces in the appointment of a receiver, trustee, custodian, conservator, liquidator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its Property or business;

(h)   Monetary Judgments. One or more judgments, non-interlocutory orders, decrees or arbitration awards shall be entered against any one or more of the Credit Parties or any of their respective Subsidiaries involving in the aggregate a liability of $500,000 or more (excluding amounts covered by insurance to the extent the relevant independent third party insurer has not denied coverage therefor), and the same shall remain unsatisfied, unvacated and unstayed pending appeal for a period of forty-five (45) days after the entry thereof;

(i)   Non-Monetary Judgments. One or more non-monetary judgments, orders or decrees shall be rendered against any one or more of the Credit Parties or any of their respective Subsidiaries which has or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and there shall be any period of ten (10) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(j)   Collateral. Any material provision of any Loan Document shall for any reason cease to be valid and binding on or enforceable against any Credit Party or any Subsidiary of any Credit Party party thereto or any Credit Party or any Subsidiary of any Credit Party shall so state in writing or bring an action to limit its obligations or liabilities thereunder; or any Collateral Document shall for any reason (other than pursuant to the terms thereof) cease to create a valid security interest in the Collateral with a value individually or in the aggregate of $250,000 or more purported to be covered thereby or such security interest shall for any reason cease to be a perfected and first priority security interest subject only to Permitted Liens;

(k)   Ownership. A Change of Control shall occur; or

(l)   [Intentionally Reserved]; or

(m)   Material Agreements. Any default or breach by any Borrower occurs and such default or breach continues after the applicable grace or notice period, if any, under any of the following agreements or any of the following agreements shall be terminated for any reason: (i) the Bennett Contract, (ii) that certain Ford Authorized Converter Pool Agreement, dated as of May 1, 2008, by and between Ford Motor Company and Winnebago Inc., (iii) that certain Repurchase Agreement, dated as of January 1, 2009, by and between Bank of America, N.A. and Winnebago Inc., (iv) that certain Floorplan Purchase Agreement, dated as of April 12, 2005, between GE Commercial Distribution Finance Canada, Winnebago Inc. and Indiana, (v) that certain Vendor Agreement, dated as of August 18, 2003, between GE Commercial Distribution Finance Corporation and Winnebago Inc., and (vi) that certain Agreement, dated as of April 27, 2010, between Winnebago Inc. and Pritchard Auto Company, in each case, as such agreements are in existence on the Closing Date and amended in accordance with the terms hereof.

7.2   Remedies. Upon the occurrence and during the continuance of any Event of Default, Agent may, and shall at the request of the Required Lenders:

(a)   declare all or any portion of the Commitment of each Lender to make Loans or of the L/C Issuer to Issue Letters of Credit to be suspended or terminated, whereupon such Commitments shall forthwith be suspended or terminated;

(b)   declare all or any portion of the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable;

without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each Credit Party; and/or

(c)   exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable law;

provided, however, that upon the occurrence of any event specified in subsection 7.1(f) or 7.1(g) above (in the case of clause (i) of subsection 7.1(g) upon the expiration of the sixty (60) day period mentioned therein), the obligation of each Lender to make Loans and the obligation of the L/C Issuer to Issue Letters of Credit shall automatically terminate and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Agent, any Lender or the L/C Issuer.

7.3   Rights Not Exclusive. The rights provided for in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law or in equity, or under any other instrument, document or agreement now existing or hereafter arising.

7.4   Cash Collateral for Letters of Credit. If an Event of Default has occurred and is continuing, this Agreement (or the Revolving Loan Commitment) shall be terminated for any reason or if otherwise required by the terms hereof, Agent may, and upon request of Required Revolving Lenders, shall, demand (which demand shall be deemed to have been delivered automatically upon any acceleration of the Loans and other obligations hereunder pursuant to Section 7.2), and the Borrowers shall thereupon deliver to Agent, to be held for the benefit of the L/C Issuer, Agent and the Lenders entitled thereto, an amount of cash equal to 105% of the amount of L/C Reimbursement Obligations as additional collateral security for Obligations. Agent may at any time apply any or all of such cash and cash collateral to the payment of any or all of the Credit Parties' Obligations. The remaining balance of the cash collateral will be returned to the Borrowers when all Letters of Credit have been terminated or discharged, all Commitments have been terminated and all Obligations have been paid in full in cash.

ARTICLE VIII.
THE AGENT

8.1   Appointment and Duties.

(a)   Appointment of Agent. Each Lender and each L/C Issuer hereby appoints GE Capital (together with any successor Agent pursuant to Section 8.9) as Agent hereunder and authorizes Agent to (i) execute and deliver the Loan Documents and accept delivery thereof on its behalf from any Credit Party, (ii) take such action on its behalf and to exercise all rights, powers and remedies and perform the duties as are expressly delegated to Agent under such Loan Documents and (iii) exercise such powers as are incidental thereto.

(b)   Duties as Collateral and Disbursing Agent. Without limiting the generality of clause (a) above, Agent shall have the sole and exclusive right and authority (to the exclusion of the Lenders and L/C Issuers), and is hereby authorized, to 7. act as the disbursing and collecting agent for the Lenders and the L/C Issuers with respect to all payments and collections arising in connection with the Loan Documents (including in any proceeding described in subsection 7.1(g) or any other bankruptcy, insolvency or similar proceeding), and each Person making any payment in connection with any Loan Document to any Secured Party is hereby authorized to make such payment to Agent, 8. file and prove claims and file other documents necessary or desirable to allow the claims of the Secured Parties with respect to any Obligation in any proceeding described in subsection 7.1(f) or (g) or any other bankruptcy, insolvency or similar proceeding (but not to vote, consent or otherwise act on behalf of such Person), 9. act as collateral agent for each Secured Party for purposes of the perfection of all Liens created by such agreements and all other purposes stated therein, 10. manage, supervise and otherwise deal with the Collateral, 11. take such other action as is necessary or desirable to maintain the perfection and priority of the Liens created or purported to be created by the Loan Documents, 12. except as may be otherwise specified in any Loan Document, exercise all remedies given to Agent and the other Secured Parties with respect to the Collateral, whether under the Loan Documents, applicable Requirements of Law or otherwise and 13. execute any amendment, consent or waiver under the Loan Documents on behalf of any Lender that has consented in writing to such amendment, consent or waiver; provided, however, that Agent hereby appoints, authorizes and directs each Lender and L/C Issuer to act as collateral sub-agent for Agent, the Lenders and the L/C Issuers for purposes of the perfection of Liens with respect to any deposit account maintained by a Credit Party with, and cash and Cash Equivalents held by, such Lender or L/C Issuer, and may further authorize and direct the Lenders and the L/C Issuers to take further actions as collateral sub-agents for purposes of enforcing such Liens or otherwise to transfer the Collateral subject thereto to Agent, and each Lender and L/C Issuer hereby agrees to take such further actions to the extent, and only to the extent, so authorized and directed.

(c)   Limited Duties. Under the Loan Documents, Agent (i) is acting solely on behalf of the Secured Parties (except to the limited extent provided in subsection 1.4(b) with respect to the Register), with duties that are entirely administrative in nature, notwithstanding the use of the defined term "Agent", the terms "agent", "Agent" and "collateral agent" and similar terms in any Loan Document to refer to Agent, which terms are used for title purposes only, (ii) is not assuming any obligation under any Loan Document other than as expressly set forth therein or any role as agent, fiduciary or trustee of or for any Lender, L/C Issuer or any other Person and (iii) shall have no implied functions, responsibilities, duties, obligations or other liabilities under any Loan Document, and each Secured Party, by accepting the benefits of the Loan Documents, hereby waives and agrees not to assert any claim against Agent based on the roles, duties and legal relationships expressly disclaimed in clauses (i) through (iii) above.

8.2   Binding Effect. Each Secured Party, by accepting the benefits of the Loan Documents, agrees that (i) any action taken by Agent or the Required Lenders (or, if expressly required hereby, a greater proportion of the Lenders) in accordance with the provisions of the Loan Documents, (ii) any action taken by Agent in reliance upon the instructions of Required Lenders (or, where so required, such greater proportion) and (iii) the exercise by

Agent or the Required Lenders (or, where so required, such greater proportion) of the powers set forth herein or therein, together with such other powers as are incidental thereto, shall be authorized and binding upon all of the Secured Parties.

8.3   Use of Discretion.

(a)   Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided, that Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Agent to liability or that is contrary to any Loan Document or applicable Requirement of Law; and

(b)   Agent shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Credit Party or its Affiliates that is communicated to or obtained by Agent or any of its Affiliates in any capacity.

(c)   Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Credit Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, Agent in accordance with the Loan Documents for the benefit of all the Lenders and the L/C Issuer; provided, that the foregoing shall not prohibit (i) Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (ii) the L/C Issuer from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer) hereunder and under the other Loan Documents, (iii) any Lender from exercising setoff rights in accordance with Section 9.11 or (iv) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Credit Party under any bankruptcy or other debtor relief law; provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (A) the Required Lenders shall have the rights otherwise ascribed to Agent pursuant to Section 7.2 and (B) in addition to the matters set forth in clauses (ii), (iii) and (iv) of the preceding proviso and subject to Section 9.11, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

8.4   Delegation of Rights and Duties. Agent may, upon any term or condition it specifies, delegate or exercise any of its rights, powers and remedies under, and delegate or perform any of its duties or any other action with respect to, any Loan Document by or through any trustee, co-agent, employee, attorney-in-fact and any other Person (including any Secured Party). Any such Person shall benefit from this Article VIII to the extent provided by Agent.

56

8.5   Reliance and Liability.

(a)   Agent may, without incurring any liability hereunder, (i) treat the payee of any Note as its holder until such Note has been assigned in accordance with Section 9.9, (ii) rely on the Register to the extent set forth in Section 1.4, (iii) consult with any of its Related Persons and, whether or not selected by it, any other advisors, accountants and other experts (including advisors to, and accountants and experts engaged by, any Credit Party) and (iv) rely and act upon any document and information (including those transmitted by Electronic Transmission) and any telephone message or conversation, in each case believed by it to be genuine and transmitted, signed or otherwise authenticated by the appropriate parties.

(b)   None of Agent and its Related Persons shall be liable for any action taken or omitted to be taken by any of them under or in connection with any Loan Document, and each Secured Party, each Borrower and each other Credit Party hereby waive and shall not assert (and each of the Borrowers shall cause each other Credit Party to waive and agree not to assert) any right, claim or cause of action based thereon, except to the extent of liabilities resulting primarily from the gross negligence or willful misconduct of Agent or, as the case may be, such Related Person (each as determined in a final, non-appealable judgment by a court of competent jurisdiction) in connection with the duties expressly set forth herein. Without limiting the foregoing, Agent:

(i)   shall not be responsible or otherwise incur liability for any action or omission taken in reliance upon the instructions of the Required Lenders or for the actions or omissions of any of its Related Persons selected with reasonable care (other than employees, officers and directors of Agent, when acting on behalf of Agent);

(ii)   shall not be responsible to any Lender, L/C Issuer or other Person for the due execution, legality, validity, enforceability, effectiveness, genuineness, sufficiency or value of, or the attachment, perfection or priority of any Lien created or purported to be created under or in connection with, any Loan Document;

(iii)   makes no warranty or representation, and shall not be responsible, to any Lender, L/C Issuer or other Person for any statement, document, information, representation or warranty made or furnished by or on behalf of any Credit Party or any Related Person of any Credit Party in connection with any Loan Document or any transaction contemplated therein or any other document or information with respect to any Credit Party, whether or not transmitted or (except for documents expressly required under any Loan Document to be transmitted to the Lenders) omitted to be transmitted by Agent, including as to completeness, accuracy, scope or adequacy thereof, or for the scope, nature or results of any due diligence performed by Agent in connection with the Loan Documents; and

(iv)   shall not have any duty to ascertain or to inquire as to the performance or observance of any provision of any Loan Document, whether any condition set forth in any Loan Document is satisfied or waived, as to the financial condition of any Credit Party or as to the existence or continuation or possible occurrence or continuation of

57

any Default or Event of Default and shall not be deemed to have notice or knowledge of such occurrence or continuation unless it has received a notice from the Borrower Representative, any Lender or L/C Issuer describing such Default or Event of Default clearly labeled "notice of default" (in which case Agent shall promptly give notice of such receipt to all Lenders);

and, for each of the items set forth in clauses (i) through (iv) above, each Lender, L/C Issuer, each Borrower and each other Credit Party hereby waives and agrees not to assert any right, claim or cause of action it might have against Agent based thereon.

(c)   Each Lender and L/C Issuer (i) acknowledges that it has performed and will continue to perform its own diligence and has made and will continue to make its own independent investigation of the operations, financial conditions and affairs of the Credit Parties and (ii) agrees that is shall not rely on any audit or other report provided by Agent or its Related Persons (each, an "Agent Report"). Each Lender and L/C Issuer further acknowledges that any Agent Report (i) is provided to the Lenders and L/C Issuers solely as a courtesy, without consideration, and based upon the understanding that such Lender or L/C Issuer will not rely on such Agent Report, (ii) was prepared by Agent or its Related Persons based upon information provided by the Credit Parties solely for Agent's own internal use, and (iii) may not be complete and may not reflect all information and findings obtained by Agent or its Related Persons regarding the operations and condition of the Credit Parties. Neither Agent nor any of its Related Persons makes any representations or warranties of any kind with respect to (i) any existing or proposed financing, (ii) the accuracy or completeness of the information contained in any Agent Report or in any related documentation, (iii) the scope or adequacy of Agent's and its Related Persons' due diligence, or the presence or absence of any errors or omissions contained in any Agent Report or in any related documentation, and (iv) any work performed by Agent or Agent's Related Persons in connection with or using any Agent Report or any related documentation.

(d)   Neither Agent nor any of its Related Persons shall have any duties or obligations in connection with or as a result of any Lender or L/C Issuer receiving a copy of any Agent Report. Without limiting the generality of the forgoing, neither Agent nor any of its Related Persons shall have any responsibility for the accuracy or completeness of any Agent Report, or the appropriateness of any Agent Report for any Lender's or L/C Issuer's purposes, and shall have no duty or responsibility to correct or update any Agent Report or disclose to any Lender or L/C Issuer any other information not embodied in any Agent Report, including any supplemental information obtained after the date of any Agent Report. Each Lender and L/C Issuer releases, and agrees that it will not assert, any claim against Agent or its Related Persons that in any way relates to any Agent Report or arises out of any Lender or L/C Issuer having access to any Agent Report or any discussion of its contents, and agrees to indemnify and hold harmless Agent and its Related Persons from all claims, liabilities and expenses relating to a breach by any Lender or L/C Issuer arising out of such Lender's or L/C Issuer's access to any Agent Report or any discussion of its contents.

8.6   Agent Individually. Agent and its Affiliates may make loans and other extensions of credit to, acquire Stock and Stock Equivalents of, engage in any kind of business with, any Credit Party or Affiliate thereof as though it were not acting as Agent and may receive separate fees and other payments therefor. To the extent Agent or any of its Affiliates makes any Loan or otherwise becomes a Lender hereunder, it shall have and may exercise the same rights and powers hereunder and shall be subject to the same obligations and liabilities as any other Lender and the terms "Lender", "Revolving Lender", "Required Lender", "Required Revolving Lender" and any similar terms shall, except where otherwise expressly provided in any Loan Document, include, without limitation, Agent or such Affiliate, as the case may be, in its individual capacity as Lender, Revolving Lender or as one of the Required Lenders or Required Revolving Lenders, respectively.

8.7   Lender Credit Decision.

(a)   Each Lender and each L/C Issuer acknowledges that it shall, independently and without reliance upon Agent, any Lender or L/C Issuer or any of their Related Persons or upon any document (including any offering and disclosure materials in connection with the syndication of the Loans) solely or in part because such document was transmitted by Agent or any of its Related Persons, conduct its own independent investigation of the financial condition and affairs of each Credit Party and make and continue to make its own credit decisions in connection with entering into, and taking or not taking any action under, any Loan Document or with respect to any transaction contemplated in any Loan Document, in each case based on such documents and information as it shall deem appropriate. Except for documents expressly required by any Loan Document to be transmitted by Agent to the Lenders or L/C Issuers, Agent shall not have any duty or responsibility to provide any Lender or L/C Issuer with any credit or other information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of any Credit Party or any Affiliate of any Credit Party that may come in to the possession of Agent or any of its Related Persons.

(b)   If any Lender or L/C Issuer has elected to abstain from receiving MNPI concerning the Credit Parties or their Affiliates, such Lender or L/C Issuer acknowledges that, notwithstanding such election, Agent and/or the Credit Parties will, from time to time, make available syndicate-information (which may contain MNPI) as required by the terms of, or in the course of administering the Loans to the credit contact(s) identified for receipt of such information on the Lender's administrative questionnaire who are able to receive and use all syndicate-level information (which may contain MNPI) in accordance with such Lender's compliance policies and contractual obligations and applicable law, including federal and state securities laws; provided, that if such contact is not so identified in such questionnaire, the relevant Lender or L/C Issuer hereby agrees to promptly (and in any event within one (1) Business Day) provide such a contact to Agent and the Credit Parties upon request therefor by Agent or the Credit Parties. Notwithstanding such Lender's or L/C Issuer's election to abstain from receiving MNPI, such Lender or L/C Issuer acknowledges that if such Lender or L/C Issuer chooses to communicate with Agent, it assumes the risk of receiving MNPI concerning the Credit Parties or their Affiliates.

8.8   Expenses; Indemnities; Withholding.

(a)   Each Lender agrees to reimburse Agent and each of its Related Persons (to the extent not reimbursed by any Credit Party) promptly upon demand, severally and ratably, for any costs and expenses (including fees, charges and disbursements of financial, legal and other advisors and Other Taxes paid in the name of, or on behalf of, any Credit Party) that may be incurred by Agent or any of its Related Persons in connection with the preparation, syndication, execution, delivery, administration, modification, consent, waiver or enforcement of, or the taking of any other action (whether through negotiations, through any work-out, bankruptcy, restructuring or other legal or other proceeding (including, without limitation, preparation for and/or response to any subpoena or request for document production relating thereto) or otherwise) in respect of, or legal advice with respect to its rights or responsibilities under, any Loan Document.

(b)   Each Lender further agrees to indemnify Agent and each of its Related Persons (to the extent not reimbursed by any Credit Party), severally and ratably, from and against Liabilities (including, to the extent not indemnified pursuant to Section 8.8(c), taxes, interests and penalties imposed for not properly withholding or backup withholding on payments made to or for the account of any Lender) that may be imposed on, incurred by or asserted against Agent or any of its Related Persons in any matter relating to or arising out of, in connection with or as a result of any Loan Document, any Related Document or any other act, event or transaction related, contemplated in or attendant to any such document, or, in each case, any action taken or omitted to be taken by Agent or any of its Related Persons under or with respect to any of the foregoing; provided, however, that no Lender shall be liable to Agent or any of its Related Persons to the extent such liability has resulted primarily from the gross negligence or willful misconduct of Agent or, as the case may be, such Related Person, as determined by a court of competent jurisdiction in a final non-appealable judgment or order.

(c)   To the extent required by any applicable law, Agent may withhold from any payment to any Lender under a Loan Document an amount equal to any applicable withholding tax. If the IRS or any other Governmental Authority asserts a claim that Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate certification form was not delivered, was not properly executed, or fails to establish an exemption from, or reduction of, withholding tax with respect to a particular type of payment, or because such Lender failed to notify Agent or any other Person of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), or Agent reasonably determines that it was required to withhold taxes from a prior payment but failed to do so, such Lender shall promptly indemnify Agent fully for all amounts paid, directly or indirectly, by such Agent as tax or otherwise, including penalties and interest, and together with all expenses incurred by Agent, including legal expenses, allocated internal costs and out-of-pocket expenses. Agent may offset against any payment to any Lender under a Loan Document, any applicable withholding tax that was required to be withheld from any prior payment to such Lender but which was not so withheld, as well as any other amounts for which Agent is entitled to indemnification from such Lender under this Section 8.8(c).

8.9   Resignation of Agent or L/C Issuer.

(a)   Agent may resign at any time by delivering notice of such resignation to the Lenders and the Borrower Representative, effective on the date set forth in such notice or, if no such date is set forth therein, upon the date such notice shall be effective in accordance with the terms of this Section 8.9. If Agent delivers any such notice, the Required Lenders shall have the right to appoint a successor Agent. If, after 30 days after the date of the retiring Agent's notice of resignation, no successor Agent has been appointed by the Required Lenders that has accepted such appointment, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent from among the Lenders. Each appointment under this clause (a) shall be subject to the prior consent of the Borrower Representative, which may not be unreasonably withheld but shall not be required during the continuance of an Event of Default.

(b)   Effective immediately upon its resignation, (i) the retiring Agent shall be discharged from its duties and obligations under the Loan Documents, (ii) the Lenders shall assume and perform all of the duties of Agent until a successor Agent shall have accepted a valid appointment hereunder, (iii) the retiring Agent and its Related Persons shall no longer have the benefit of any provision of any Loan Document other than with respect to any actions taken or omitted to be taken while such retiring Agent was, or because such Agent had been, validly acting as Agent under the Loan Documents and (iv) subject to its rights under Section 8.3, the retiring Agent shall take such action as may be reasonably necessary to assign to the successor Agent its rights as Agent under the Loan Documents. Effective immediately upon its acceptance of a valid appointment as Agent, a successor Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Agent under the Loan Documents.

(c)   Any L/C Issuer may refuse to Issue a Letter of Credit in its sole discretion.

8.10   Release of Collateral or Guarantors. Each Lender and L/C Issuer hereby consents to the release and hereby directs Agent to release (or, in the case of clause (b)(ii) below, release or subordinate) the following:

(a)   any Subsidiary of a Borrower from its guaranty of any Obligation if all of the Stock and Stock Equivalents of such Subsidiary owned by any Credit Party are sold or transferred in a transaction permitted under the Loan Documents (including pursuant to a waiver or consent); and

(b)   any Lien held by Agent for the benefit of the Secured Parties against (i) any Collateral that is sold, transferred, conveyed or otherwise disposed of by a Credit

61

Party in a transaction permitted by the Loan Documents (including pursuant to a waiver or consent), (ii) any Property subject to a Lien permitted hereunder in reliance upon subsection 5.1(h) or 5.1(i) and (iii) all of the Collateral and all Credit Parties, upon (A) termination of the Revolving Loan Commitments, (B) payment and satisfaction in full of all Loans, all L/C Reimbursement Obligations and all other Obligations under the Loan Documents and all Obligations arising under Secured Rate Contracts, that Agent has theretofore been notified in writing by the holder of such Obligation are then due and payable, (C) deposit of cash collateral with respect to all contingent Obligations (or, as an alternative to cash collateral in the case of any Letter of Credit Obligation, receipt by Agent of a back-up letter of credit), in amounts and on terms and conditions and with parties satisfactory to Agent and each Indemnitee that is, or may be, owed such Obligations (excluding contingent Obligations (other than L/C Reimbursement Obligations) as to which no claim has been asserted) and (D) to the extent requested by Agent, receipt by Agent and the Secured Parties of liability releases from the Credit Parties each in form and substance acceptable to Agent.

Each Lender and L/C Issuer hereby directs Agent, and Agent hereby agrees, upon receipt of at least five (5) Business Days' advance notice from the Borrower Representative, to execute and deliver or file such documents and to perform other actions reasonably necessary to release the guaranties and Liens when and as directed in this Section 8.10.

8.11   Additional Secured Parties.   The benefit of the provisions of the Loan Documents directly relating to the Collateral or any Lien granted thereunder shall extend to and be available to any Secured Party that is not a Lender or L/C Issuer party hereto as long as, by accepting such benefits, such Secured Party agrees, as among Agent and all other Secured Parties, that such Secured Party is bound by (and, if requested by Agent, shall confirm such agreement in a writing in form and substance acceptable to Agent) this Article VIII and Sections 9.3, 9.9, 9.10, 9.11, 9.17, 9.24 and 10.1 (and, solely with respect to L/C Issuers, subsection 1.1(c)) and the decisions and actions of Agent and the Required Lenders (or, where expressly required by the terms of this Agreement, a greater proportion of the Lenders or other parties hereto as required herein) to the same extent a Lender is bound; provided, however, that, notwithstanding the foregoing, (a) such Secured Party shall be bound by Section 8.8 only to the extent of Liabilities, costs and expenses with respect to or otherwise relating to the Collateral held for the benefit of such Secured Party, in which case the obligations of such Secured Party thereunder shall not be limited by any concept of pro rata share or similar concept, (b) each of Agent, the Lenders and the L/C Issuers party hereto shall be entitled to act at its sole discretion, without regard to the interest of such Secured Party, regardless of whether any Obligation to such Secured Party thereafter remains outstanding, is deprived of the benefit of the Collateral, becomes unsecured or is otherwise affected or put in jeopardy thereby, and without any duty or liability to such Secured Party or any such Obligation and (c) except as otherwise set forth herein, such Secured Party shall not have any right to be notified of, consent to, direct, require or be heard with respect to, any action taken or omitted in respect of the Collateral or under any Loan Document.

ARTICLE IX.
MISCELLANEOUS

9.1   <u>Amendments and Waivers</u>.

(a)   No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent with respect to any departure by any Credit Party therefrom, shall be effective unless the same shall be in writing and signed by Agent, the Required Lenders (or by Agent with the consent of the Required Lenders), and the Borrowers, and then such waiver shall be effective only in the specific instance and for the specific purpose for which given; <u>provided</u>, <u>however</u>, that no such waiver, amendment, or consent shall, unless in writing and signed by all the Lenders directly affected thereby (or by Agent with the consent of all the Lenders directly affected thereby), in addition to Agent and the Required Lenders (or by Agent with the consent of the Required Lenders) and the Borrowers, do any of the following:

(i)   increase or extend the Commitment of any Lender (or reinstate any Commitment terminated pursuant to <u>subsection 7.2(a)</u>);

(ii)   postpone or delay any date fixed for, or reduce or waive, any scheduled installment of principal or any payment of interest, fees or other amounts (other than principal) due to the Lenders (or any of them) or L/C Issuer hereunder or under any other Loan Document (for the avoidance of doubt, mandatory prepayments pursuant to <u>Section 1.8</u> may be postponed, delayed, reduced, waived or modified with the consent of Required Lenders);

(iii)   reduce the principal of, or the rate of interest specified herein or the amount of interest payable in cash specified herein on any Loan, or of any fees or other amounts payable hereunder or under any other Loan Document, including L/C Reimbursement Obligations;

(iv)   amend or modify <u>subsection 1.10(c)</u>;

(v)   change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans which shall be required for the Lenders or any of them to take any action hereunder;

(vi)   amend this <u>Section 9.1</u> or, subject to <u>subsection 9.1(e) below</u>, the definition of Required Lenders or any provision providing for consent or other action by all Lenders; or

(vii)   discharge any Credit Party from its respective payment Obligations under the Loan Documents, or release or subordinate all or substantially all of the Collateral, except as otherwise may be provided in this Agreement or the other Loan Documents;

it being agreed that all Lenders shall be deemed to be directly affected by an amendment or waiver of the type described in the preceding <u>clauses (v)</u>, <u>(vi)</u> and <u>(vii)</u>.

(b)   No amendment, waiver or consent shall, unless in writing and signed by Agent or the L/C Issuer, as the case may be, in addition to the Required Lenders or all Lenders directly affected thereby, as the case may be (or by Agent with the consent of the Required Lenders or all the Lenders directly affected thereby, as the case may be), affect the rights or duties of Agent or the L/C Issuer, as applicable, under this Agreement or any other Loan Document. No amendment, modification or waiver of this Agreement or any Loan Document altering the ratable treatment of Obligations arising under Secured Rate Contracts resulting in such Obligations being junior in right of payment to principal on the Loans or resulting in Obligations owing to any Secured Swap Provider becoming unsecured (other than releases of Liens permitted in accordance with the terms hereof), in each case in a manner adverse to any Secured Swap Provider, shall be effective without the written consent of such Secured Swap Provider or, in the case of a Secured Rate Contract provided or arranged by GE Capital or an Affiliate of GE Capital, GE Capital.

(c)   No amendment or waiver shall, unless signed by Agent and Required Revolving Lenders (or by Agent with the consent of Required Revolving Lenders) in addition to the Required Lenders (or by Agent with the consent of the Required Lenders): (i) amend or waive compliance with the conditions precedent to the obligations of Lenders to make any Revolving Loan (or of L/C Issuer to Issue any Letter of Credit) in Section 2.2; (ii) amend or waive non-compliance with any provision of subsection 1.1(b)(iii); (iii) waive any Default or Event of Default for the purpose of satisfying the conditions precedent to the obligations of Lenders to make any Revolving Loan (or of any L/C Issuer to Issue any Letter of Credit) in Section 2.2; (iv) amend or waive this subsection 9.1(c) or the definitions of the terms used in this subsection 9.1(c) insofar as the definitions affect the substance of this subsection 9.1(c); or (v) amend or modify the definitions of Eligible Inventory or Borrowing Base, including any increase in the percentage advance rates in the definition of Borrowing Base, in a manner which would increase the availability of credit under the Revolving Loan. No amendment or waiver shall, unless signed by Agent and all Revolving Lenders (or by Agent with the consent of all Revolving Lenders) in addition to the Required Lenders (or by Agent with the consent of the Required Lenders), change the definition of (x) the term Required Revolving Lenders, (y) the percentage of Lenders which shall be required for Revolving Lenders to take any action hereunder or (z) any specific right of Required Revolving Lenders to grant or withhold consent or take or omit to take any action hereunder.

(d)   Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" or a "Revolving Lender" (or be, or have its Loans and Commitments, included in the determination of "Required Lenders", "Required Revolving Lenders" or "Lenders directly affected" pursuant to this Section 9.1) for any voting or consent rights under or with respect to any Loan Document, except that a Non-Funding Lender shall be treated as an "affected Lender" for purposes of Section 9.1(a)(i) and 9.1(a)(iii) solely with respect to an increase in such Non-Funding Lender's Commitments, a reduction of the principal amount owed to such Non-Funding Lender or, unless such Non-Funding Lender is treated the same as the other Lenders holding Loans of the same type, a reduction in the interest rates applicable to the Loans held by such Non-

Funding Lender. Moreover, for the purposes of determining Required Lenders and Required Revolving Lenders, the Loans and Commitments held by Non-Funding Lenders shall be excluded from the total Loans and Commitments outstanding.

(e)   Notwithstanding anything set forth herein to the contrary, this Agreement may be amended with the written consent of Agent, the Borrower Representative and the Required Lenders to (i) add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the outstanding principal and accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Revolving Loans and the accrued interest and fees in respect thereof and (ii) include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

(f)   Notwithstanding anything to the contrary contained in this Section 9.1, (i) Borrowers may amend Schedules 3.16, 3.19 and 3.21 upon notice to Agent, (ii) Agent may amend Schedule 1.1 to reflect Sales entered into pursuant to Section 9.9, (iii) Agent and Borrowers may amend or modify this Agreement and any other Loan Document to (1) cure any ambiguity, omission, defect or inconsistency therein, or (2) grant a new Lien for the benefit of the Secured Parties, extend an existing Lien over additional Property for the benefit of the Secured Parties or join additional Persons as Credit Parties; provided, that no Inventory of such Person shall be included as Eligible Inventory until a field examination (and, if required by Agent, an Inventory appraisal) with respect thereto has been completed to the satisfaction of Agent, including the establishment of Reserves required in Agent's Permitted Discretion, and (iv) Borrowers and Agent (and any other parties required thereunder) may amend this Agreement as set forth in Section 1.7 hereof.

9.2   Notices.

(a)   Addresses. All notices and other communications required or expressly authorized to be made by this Agreement shall be given in writing, unless otherwise expressly specified herein, and 14. addressed to the address set forth on the applicable signature page hereto, 15. posted to Intralinks® (to the extent such system is available and set up by or at the direction of Agent prior to posting) in an appropriate location by uploading such notice, demand, request, direction or other communication to www.intralinks.com, faxing it to 866-545-6600 with an appropriate bar-code fax coversheet or using such other means of posting to Intralinks® as may be available and reasonably acceptable to Agent prior to such posting, 16. posted to any other E‑System approved by or set up by or at the direction of Agent or 17. addressed to such other address as shall be notified in writing a. in the case of the Borrowers and Agent, to the other parties hereto and b. in the case of all other parties, to the Borrower Representative and Agent. Transmissions made by electronic mail or E-Fax to Agent shall be effective only (x) for notices where such transmission is specifically authorized by this Agreement, (y) if such transmission is delivered in compliance with procedures of Agent applicable at the time and previously communicated to Borrower Representative, and (z) if receipt of such transmission is acknowledged by Agent.

(b)   Effectiveness. 18. All communications described in clause (a) above and all other notices, demands, requests and other communications made in connection with this Agreement shall be effective and be deemed to have been received (i) if delivered by hand, upon personal delivery, (ii) if delivered by overnight courier service, one (1) Business Day after delivery to such courier service, (iii) if delivered by mail, three (3) Business Days after deposit in the mail, (iv) if delivered by facsimile (other than to post to an E‑System pursuant to clause (a)(ii) or (a)(iii) above), upon sender's receipt of confirmation of proper transmission, and (v) if delivered by posting to any E‑System, on the later of the Business Day of such posting and the Business Day access to such posting is given to the recipient thereof in accordance with the standard procedures applicable to such E‑System; provided, however, that no communications to Agent pursuant to Article I shall be effective until received by Agent.

(ii)   The posting, completion and/or submission by any Credit Party of any communication pursuant to an E‑System shall constitute a representation and warranty by the Credit Parties that any representation, warranty, certification or other similar statement required by the Loan Documents to be provided, given or made by a Credit Party in connection with any such communication is true, correct and complete except as expressly noted in such communication or E‑System.

(c)   Each Lender shall notify Agent in writing of any changes in the address to which notices to such Lender should be directed, of addresses of its Lending Office, of payment instructions in respect of all payments to be made to it hereunder and of such other administrative information as Agent shall reasonably request.

9.3   Electronic Transmissions.

(a)   Authorization. Subject to the provisions of subsection 9.2(a), each of Agent, Lenders, each Credit Party and each of their Related Persons, is authorized (but not required) to transmit, post or otherwise make or communicate, in its sole discretion, Electronic Transmissions in connection with any Loan Document and the transactions contemplated therein. Each Credit Party and each Secured Party hereto acknowledges and agrees that the use of Electronic Transmissions is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse and each indicates it assumes and accepts such risks by hereby authorizing the transmission of Electronic Transmissions.

(b)   Signatures. Subject to the provisions of subsection 9.2(a), 19.a. no posting to any E‑System shall be denied legal effect merely because it is made electronically, b. each E‑Signature on any such posting shall be deemed sufficient to satisfy any requirement for a "signature" and c. each such posting shall be deemed sufficient to satisfy any requirement for a "writing", in each case including pursuant to any Loan Document, any applicable provision of any UCC, the federal Uniform Electronic Transactions Act, the Electronic Signatures in Global and National Commerce Act and any substantive or procedural Requirement of Law governing such subject matter, 20. each such posting that is not readily capable of bearing either a signature or a reproduction of a signature may be signed, and shall be deemed signed, by attaching to, or logically associating with such posting, an E‑Signature, upon which Agent, each Secured Party and each Credit Party may rely and assume the authenticity thereof, 21. each such posting containing a signature, a reproduction of a signature or an E‑Signature shall, for all intents and purposes, have the same effect and weight as a signed paper original and 22. each party hereto or beneficiary hereto agrees not to contest the validity or enforceability of any posting on any E‑System or E‑Signature on any such posting under the provisions of any applicable Requirement of Law requiring certain documents to be in writing or signed; provided, however, that nothing herein shall limit such party's or beneficiary's right to contest whether any posting to any E‑System or E‑Signature has been altered after transmission.

(c)   Separate Agreements. All uses of an E‑System shall be governed by and subject to, in addition to Section 9.2 and this Section 9.3, the separate terms, conditions and privacy policy posted or referenced in such E‑System (or such terms, conditions and privacy policy as may be updated from time to time, including on such E‑System) and related Contractual Obligations executed by Agent and Credit Parties in connection with the use of such E‑System.

(d)   LIMITATION OF LIABILITY. ALL E‑SYSTEMS AND ELECTRONIC TRANSMISSIONS SHALL BE PROVIDED "AS IS" AND "AS AVAILABLE". NONE OF AGENT, ANY LENDER OR ANY OF THEIR RELATED PERSONS WARRANTS THE ACCURACY, ADEQUACY OR COMPLETENESS OF ANY E‑SYSTEMS OR ELECTRONIC TRANSMISSION AND DISCLAIMS ALL LIABILITY FOR ERRORS OR OMISSIONS THEREIN. NO WARRANTY OF ANY KIND IS MADE BY AGENT, ANY LENDER OR ANY OF THEIR RELATED PERSONS IN CONNECTION WITH ANY E‑SYSTEMS OR ELECTRONIC COMMUNICATION, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS. Each Borrower, each other Credit Party executing this Agreement and each Secured Party agrees that Agent has no responsibility for maintaining or providing any equipment, software, services or any testing required in connection with any Electronic Transmission or otherwise required for any E‑System.

9.4   No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of Agent or any Lender, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. No course of dealing between any Credit Party, any Affiliate of any Credit Party, Agent or any Lender shall be effective to amend, modify or discharge any provision of this Agreement or any of the other Loan Documents.

9.5   Costs and Expenses. Any action taken by any Credit Party under or with respect to any Loan Document, even if required under any Loan Document or at the request of Agent or Required Lenders, shall be at the expense of such Credit Party, and neither Agent nor any other Secured Party shall be required under any Loan Document to reimburse any Credit Party or any Subsidiary of any Credit Party therefor except as expressly provided therein. In addition, the Borrowers agree to pay or reimburse upon demand (a) Agent for all reasonable out-of-pocket costs and expenses incurred by it or any of its Related Persons in connection with the investigation, development, preparation, negotiation, syndication, execution, interpretation or administration of, any modification of any term of or termination of, any Loan Document, any commitment or proposal letter therefor, any other document prepared in connection therewith or the consummation and administration of any transaction contemplated therein, in each case including Attorney Costs of Agent, the cost of environmental audits, Collateral audits and appraisals, background checks and similar expenses, (b) Agent for all reasonable costs and expenses incurred by it or any of its Related Persons in connection with internal audit reviews, field examinations and Collateral examinations (which shall be reimbursed, in addition to the out-of-pocket costs and expenses of such examiners, at the per diem rate per individual charged by Agent for its examiners), (c) each of Agent, its Related Persons, and L/C Issuer for all out-of-pocket costs and expenses incurred in connection with (i) any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a "work-out", (ii) the enforcement or preservation of any right or remedy under any Loan Document, any Obligation, with respect to the Collateral or any other related right or remedy or (iii) the commencement, defense, conduct of, intervention in, or the taking of any other action (including, without limitation, preparation for and/or response to any subpoena or request for document production relating thereto) with respect to, any proceeding (including any bankruptcy or insolvency proceeding) related to any Credit Party, any Subsidiary of any Credit Party, Loan Document or Obligation, including Attorney Costs, and (d) fees and disbursements of Attorney Costs of one law firm on behalf of all Lenders (other than Agent) incurred in connection with any of the matters referred to in clause (c) above.

9.6   Indemnity.

(a)   Each Credit Party agrees to indemnify, hold harmless and defend Agent, each Lender, each L/C Issuer and each of their respective Related Persons (each such Person being an "Indemnitee") from and against all Liabilities (including brokerage commissions, fees and other compensation) that may be imposed on, incurred by or asserted against any such Indemnitee in any matter relating to or arising out of, in connection with or as a result of (i) any Loan Document, any Obligation (or the repayment thereof), any Letter of Credit, the use or intended use of the proceeds of any Loan or the use of any Letter of Credit or any securities filing of, or with respect to, any Credit Party, (ii) any commitment letter, proposal letter or term sheet with any Person or any Contractual Obligation, arrangement or understanding with any broker, finder or consultant, in each case entered into by or on behalf of any Target, any Credit Party or any Affiliate of any of them in connection with any of the foregoing and any Contractual Obligation entered into in connection with any E‑Systems or other Electronic Transmissions, (iii) any actual or

68

prospective investigation, litigation or other proceeding, whether or not brought by any such Indemnitee or any of its Related Persons, any holders of securities or creditors (and including attorneys' fees in any case), whether or not any such Indemnitee, Related Person, holder or creditor is a party thereto, and whether or not based on any securities or commercial law or regulation or any other Requirement of Law or theory thereof, including common law, equity, contract, tort or otherwise or (iv) any other act, event or transaction related, contemplated in or attendant to any of the foregoing (collectively, the "Indemnified Matters"); provided, however, that no Credit Party shall have any liability under this Section 9.6 to any Indemnitee with respect to any Indemnified Matter, and no Indemnitee shall have any liability with respect to any Indemnified Matter other than (to the extent otherwise liable), to the extent such liability has resulted primarily from the gross negligence or willful misconduct of such Indemnitee, as determined by a court of competent jurisdiction in a final non-appealable judgment or order. Furthermore, each Borrower and each other Credit Party executing this Agreement waives and agrees not to assert against any Indemnitee, and shall cause each other Credit Party to waive and not assert against any Indemnitee, any right of contribution with respect to any Liabilities that may be imposed on, incurred by or asserted against any Related Person.

(b)   Without limiting the foregoing, "Indemnified Matters" includes all Environmental Liabilities, including those arising from, or otherwise involving, any Property of any Credit Party or any Related Person of any Credit Party or any actual, alleged or prospective damage to Property or natural resources or harm or injury alleged to have resulted from any Release of Hazardous Materials on, upon or into such Property or natural resource or any Property on or contiguous to any Real Estate of any Credit Party or any Related Person of any Credit Party, whether or not, with respect to any such Environmental Liabilities, any Indemnitee is a mortgagee pursuant to any leasehold mortgage, a mortgagee in possession, the successor-in-interest to any Credit Party or any Related Person of any Credit Party or the owner, lessee or operator of any Property of any Related Person through any foreclosure action, in each case except to the extent such Environmental Liabilities (i) are incurred solely following foreclosure by Agent or following Agent or any Lender having become the successor-in-interest to any Credit Party or any Related Person of any Credit Party and (ii) are attributable solely to acts of such Indemnitee.

9.7   Marshaling; Payments Set Aside. No Secured Party shall be under any obligation to marshal any Property in favor of any Credit Party or any other Person or against or in payment of any Obligation. To the extent that any Secured Party receives a payment from a Borrower, from any other Credit Party, from the proceeds of the Collateral, from the exercise of its rights of setoff, any enforcement action or otherwise, and such payment is subsequently, in whole or in part, invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not occurred.

9.8   Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns;

provided, that any assignment by any Lender shall be subject to the provisions of Section 9.9; provided, further, that no Borrower or other Credit Party may assign or transfer any of its rights or obligations under this Agreement or any other Loan Document without the prior written consent of Agent and each Lender.

9.9   Assignments and Participations; Binding Effect.

(a)   Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrowers, the other Credit Parties signatory hereto and Agent and when Agent shall have been notified by each Lender that such Lender has executed it. Thereafter, it shall be binding upon and inure to the benefit of, but only to the benefit of, the Borrowers, the other Credit Parties hereto (in each case except for Article VIII), Agent, each Lender and each L/C Issuer receiving the benefits of the Loan Documents and, to the extent provided in Section 8.11, each other Secured Party and, in each case, their respective successors and permitted assigns. Except as expressly provided in any Loan Document (including in Section 8.9), none of any Borrower, any other Credit Party, any L/C Issuer or Agent shall have the right to assign any rights or obligations hereunder or any interest herein.

(b)   Right to Assign. Each Lender may sell, transfer, negotiate or assign (a "Sale") all or a portion of its rights and obligations hereunder (including all or a portion of its Commitments and its rights and obligations with respect to Loans and Letters of Credit) to 23. any existing Lender (other than a Non-Funding Lender or Impacted Lender), 24. any Affiliate or Approved Fund of any existing Lender (other than a Non-Funding Lender or Impacted Lender) or 25. any other Person acceptable (which acceptance shall not be unreasonably withheld or delayed) to Agent and, with respect to Sales of Revolving Loan Commitments, each L/C Issuer that is a Lender and, as long as no Event of Default is continuing, the Borrower Representative (which acceptances shall be deemed to have been given unless an objection is delivered to Agent within five (5) Business Days after notice of a proposed sale is delivered to Borrower Representative); provided, however, that (v) such Sales must be ratable among the obligations owing to and owed by such Lender with respect to the Loans, (w) for each Loan, the aggregate outstanding principal amount (determined as of the effective date of the applicable Assignment) of the Loans, Commitments and Letter of Credit Obligations subject to any such Sale shall be in a minimum amount of $1,000,000, unless such Sale is made to an existing Lender or an Affiliate or Approved Fund of any existing Lender, is of the assignor's (together with its Affiliates and Approved Funds) entire interest in such facility or is made with the prior consent of the Borrower Representative (to the extent required) and Agent, (x) such Sales shall be effective only upon the acknowledgement in writing of such Sale by Agent, (y) interest accrued prior to and through the date of any such Sale may not be assigned, and (z) such Sales by Lenders who are Non-Funding Lenders due to clause (a) of the definition of "Non-Funding Lender" shall be subject to Agent's prior written consent in all instances, unless in connection with such Sale, such Non-Funding Lender cures, or causes the cure of, its Non-Funding Lender status as contemplated in subsection 1.11(e)(v). Agent's refusal to accept a Sale to a Credit Party, an Affiliate of a Credit Party, a holder of Subordinated Debt or an Affiliate of such a holder, or to any Person that would be a Non-Funding Lender or an Impacted Lender, or the

70

imposition of conditions or limitations (including limitations on voting) upon Sales to such Persons, shall not be deemed to be unreasonable.

(c)   Procedure. The parties to each Sale made in reliance on clause (b) above (other than those described in clause (e) or (f) below) shall execute and deliver to Agent an Assignment via an electronic settlement system designated by Agent (or, if previously agreed with Agent, via a manual execution and delivery of the Assignment) evidencing such Sale, together with any existing Note subject to such Sale (or any affidavit of loss therefor acceptable to Agent), any tax forms required to be delivered pursuant to Section 10.1 and payment of an assignment fee in the amount of $3,500 to Agent, unless waived or reduced by Agent; provided, that (i) if a Sale by a Lender is made to an Affiliate or an Approved Fund of such assigning Lender, then no assignment fee shall be due in connection with such Sale, and (ii) if a Sale by a Lender is made to an assignee that is not an Affiliate or Approved Fund of such assignor Lender, and concurrently to one or more Affiliates or Approved Funds of such Assignee, then only one assignment fee of $3,500 shall be due in connection with such Sale (unless waived or reduced by Agent). Upon receipt of all the foregoing, and conditioned upon such receipt and, if such Assignment is made in accordance with clause (iii) of subsection 9.9(b), upon Agent (and the Borrower Representative, if applicable) consenting to such Assignment, from and after the effective date specified in such Assignment, Agent shall record or cause to be recorded in the Register the information contained in such Assignment.

(d)   Effectiveness. Subject to the recording of an Assignment by Agent in the Register pursuant to subsection 1.4(b), (i) the assignee thereunder shall become a party hereto and, to the extent that rights and obligations under the Loan Documents have been assigned to such assignee pursuant to such Assignment, shall have the rights and obligations of a Lender, (ii) any applicable Note shall be transferred to such assignee through such entry and (iii) the assignor thereunder shall, to the extent that rights and obligations under this Agreement have been assigned by it pursuant to such Assignment, relinquish its rights (except for those surviving the termination of the Commitments and the payment in full of the Obligations) and be released from its obligations under the Loan Documents, other than those relating to events or circumstances occurring prior to such assignment (and, in the case of an Assignment covering all or the remaining portion of an assigning Lender's rights and obligations under the Loan Documents, such Lender shall cease to be a party hereto).

(e)   Grant of Security Interests. In addition to the other rights provided in this Section 9.9, each Lender may grant a security interest in, or otherwise assign as collateral, any of its rights under this Agreement, whether now owned or hereafter acquired (including rights to payments of principal or interest on the Loans), to (A) any federal reserve bank (pursuant to Regulation A of the Federal Reserve Board), without notice to Agent or (B) any holder of, or trustee for the benefit of the holders of, such Lender's Indebtedness or equity securities, by notice to Agent; provided, however, that no such holder or trustee, whether because of such grant or assignment or any foreclosure thereon (unless such foreclosure is made through an assignment in accordance with clause (b) above), shall be entitled to any rights of such Lender hereunder and no such Lender shall be relieved of any of its obligations hereunder.

(f)   Participants and SPVs. In addition to the other rights provided in this Section 9.9, each Lender may, (x) with notice to Agent, grant to an SPV the option to make all or any part of any Loan that such Lender would otherwise be required to make hereunder (and the exercise of such option by such SPV and the making of Loans pursuant thereto shall satisfy the obligation of such Lender to make such Loans hereunder) and such SPV may assign to such Lender the right to receive payment with respect to any Obligation and (y) without notice to or consent from Agent or the Borrowers, sell participations to one or more Persons in or to all or a portion of its rights and obligations under the Loan Documents (including all its rights and obligations with respect to the Revolving Loans and Letters of Credit); provided, however, that, whether as a result of any term of any Loan Document or of such grant or participation, (i) no such SPV or participant shall have a commitment, or be deemed to have made an offer to commit, to make Loans hereunder, and, except as provided in the applicable option agreement, none shall be liable for any obligation of such Lender hereunder, (ii) such Lender's rights and obligations, and the rights and obligations of the Credit Parties and the Secured Parties towards such Lender, under any Loan Document shall remain unchanged and each other party hereto shall continue to deal solely with such Lender, which shall remain the holder of the Obligations in the Register, except that **a.** each such participant and SPV shall be entitled to the benefit of Article X, but, with respect to Section 10.1, only to the extent such participant or SPV delivers the tax forms such Lender is required to collect pursuant to subsection 10.1(f) and then only to the extent of any amount to which such Lender would be entitled in the absence of any such grant or participation and **b.** each such SPV may receive other payments that would otherwise be made to such Lender with respect to Loans funded by such SPV to the extent provided in the applicable option agreement and set forth in a notice provided to Agent by such SPV and such Lender; provided, however, that in no case (including pursuant to clause (A) or (B) above) shall an SPV or participant have the right to enforce any of the terms of any Loan Document, and (iii) the consent of such SPV or participant shall not be required (either directly, as a restraint on such Lender's ability to consent hereunder or otherwise) for any amendments, waivers or consents with respect to any Loan Document or to exercise or refrain from exercising any powers or rights such Lender may have under or in respect of the Loan Documents (including the right to enforce or direct enforcement of the Obligations), except for those described in clauses (ii) and (iii) of subsection 9.1(a) with respect to amounts, or dates fixed for payment of amounts, to which such participant or SPV would otherwise be entitled and, in the case of participants, except for those described in clause (vi) of subsection 9.1(a). No party hereto shall institute (and each Borrower shall cause each other Credit Party not to institute) against any SPV grantee of an option pursuant to this clause (f) any bankruptcy, reorganization, insolvency, liquidation or similar proceeding, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper of such SPV; provided, however, that each Lender having designated an SPV as such agrees to indemnify each Indemnitee against any Liability that may be incurred by, or asserted against, such Indemnitee as a result of failing to institute such proceeding (including a failure to be reimbursed by such SPV for any such Liability). The agreement in the preceding sentence shall survive the termination of the Commitments and the payment in full of the Obligations.

9.10   Non-Public Information; Confidentiality.

(a)   Non-Public Information. Each of Agent, each Lender and L/C Issuer acknowledges and agrees that it may receive material non-public information ("MNPI") hereunder concerning the Credit Parties and their Affiliates and agrees to use such information in compliance with all relevant policies, procedures and applicable Requirements of Laws (including United States federal and state security laws and regulations).

(b)   Confidential Information. Each Lender, each L/C Issuer and Agent agrees to use all reasonable efforts to maintain, in accordance with its customary practices, the confidentiality of information obtained by it pursuant to any Loan Document and designated in writing by any Credit Party as confidential, except that such information may be disclosed 26. with the Borrower Representative's consent, 27. to Related Persons of such Lender, L/C Issuer or Agent, as the case may be, or to any Person that any L/C Issuer causes to Issue Letters of Credit hereunder, that are advised of the confidential nature of such information and are instructed to keep such information confidential in accordance with the terms hereof, 28. to the extent such information presently is or hereafter becomes a. publicly available other than as a result of a breach of this Section 9.10 or b. available to such Lender, L/C Issuer or Agent or any of their Related Persons, as the case may be, from a source (other than any Credit Party) not known by them to be subject to disclosure restrictions, 29. to the extent disclosure is required by applicable Requirements of Law or other legal process or requested or demanded by any Governmental Authority, 30. to the extent necessary or customary for inclusion in league table measurements, 31. a. to the National Association of Insurance Commissioners or any similar organization, any examiner or any nationally recognized rating agency or b. otherwise to the extent consisting of general portfolio information that does not identify Credit Parties, 32. to current or prospective assignees, SPVs (including the investors or prospective investors therein) or participants, direct or contractual counterparties to any Secured Rate Contracts and to their respective Related Persons, in each case to the extent such assignees, investors, participants, counterparties or Related Persons agree to be bound by provisions substantially similar to the provisions of this Section 9.10 (and such Person may disclose information to their respective Related Persons in accordance with clause (ii) above), 33. to any other party hereto, and (ix) in connection with the exercise or enforcement of any right or remedy under any Loan Document, in connection with any litigation or other proceeding to which such Lender, L/C Issuer or Agent or any of their Related Persons is a party or bound, or to the extent necessary to respond to public statements or disclosures by Credit Parties or their Related Persons referring to a Lender, L/C Issuer or Agent or any of their Related Persons. In the event of any conflict between the terms of this Section 9.10 and those of any other Contractual Obligation entered into with any Credit Party (whether or not a Loan Document), the terms of this Section 9.10 shall govern.

73

(c)   Tombstones. Each Credit Party consents to the publication by Agent or any Lender of any press releases, tombstones, advertising or other promotional materials (including, without limitation, via any Electronic Transmission) relating to the financing transactions contemplated by this Agreement using such Credit Party's name, product photographs, logo or trademark. Agent or such Lender shall provide a draft of any such press release, advertising or other material to Borrower Representative for review and comment prior to the publication thereof.

(d)   Press Release and Related Matters. No Credit Party shall, and no Credit Party shall permit any of its Affiliates to, issue any press release or other public disclosure (other than any document filed with any Governmental Authority relating to a public offering of securities of any Credit Party) using the name, logo or otherwise referring to GE Capital or of any of its Affiliates, the Loan Documents or any transaction contemplated herein or therein to which GE Capital or any of its affiliates is party without the prior written consent of GE Capital or such Affiliate except to the extent required to do so under applicable Requirements of Law and then, only after consulting with GE Capital.

(e)   Distribution of Materials to Lenders and L/C Issuers. The Credit Parties acknowledge and agree that the Loan Documents and all reports, notices, communications and other information or materials provided or delivered by, or on behalf of, the Credit Parties hereunder (collectively, the "Borrower Materials") may be disseminated by, or on behalf of, Agent, and made available, to the Lenders and the L/C Issuers by posting such Borrower Materials on an E‑System. The Credit Parties authorize Agent to download copies of their logos from its website and post copies thereof on an E‑System.

(f)   Material Non-Public Information. The Credit Parties hereby agree that if either they, any parent company or any Subsidiary of the Credit Parties has publicly traded equity or debt securities in the U.S., they shall (and shall cause such parent company or Subsidiary, as the case may be, to) (i) identify in writing, and (ii) to the extent reasonably practicable, clearly and conspicuously mark such Borrower Materials that contain only information that is publicly available or that is not material for purposes of U.S. federal and state securities laws as "PUBLIC". The Credit Parties agree that by identifying such Borrower Materials as "PUBLIC" or publicly filing such Borrower Materials with the Securities and Exchange Commission, then Agent, the Lenders and the L/C Issuers shall be entitled to treat such Borrower Materials as not containing any MNPI for purposes of U.S. federal and state securities laws. The Credit Parties further represent, warrant, acknowledge and agree that the following documents and materials shall be deemed to be PUBLIC, whether or not so marked, and do not contain any MNPI: (A) the Loan Documents, including the schedules, annexes and exhibits attached thereto, and (B) administrative materials of a customary nature prepared by the Credit Parties or Agent (including Notices of Borrowing, Notices of Conversion/Continuation, L/C Requests and any similar requests or notices posted on or through an E‑System). Before distribution of any Borrower Materials, the Credit Parties agree to execute and deliver to Agent a letter authorizing distribution of the evaluation materials to prospective Lenders and their employees willing to receive MNPI, and a separate letter authorizing distribution of evaluation materials that do not contain MNPI and represent that no MNPI is contained therein.

       9.11   <u>Set-off; Sharing of Payments</u>.

       (a)   <u>Right of Setoff</u>. Each of Agent, each Lender, each L/C Issuer and each Affiliate (including each branch office thereof) of any of them is hereby authorized, without notice or demand (each of which is hereby waived by each Credit Party), at any time and from time to time during the continuance of any Event of Default and to the fullest extent permitted by applicable Requirements of Law, to set off and apply any and all deposits (whether general or special, time or demand, provisional or final) at any time held and other Indebtedness, claims or other obligations at any time owing by Agent, such Lender, such L/C Issuer or any of their respective Affiliates to or for the credit or the account of the Borrowers or any other Credit Party against any Obligation of any Credit Party now or hereafter existing, whether or not any demand was made under any Loan Document with respect to such Obligation and even though such Obligation may be unmatured. No Lender or L/C Issuer shall exercise any such right of setoff without the prior consent of Agent or Required Lenders. Each of Agent, each Lender and each L/C Issuer agrees promptly to notify the Borrower Representative and Agent after any such setoff and application made by such Lender or its Affiliates; <u>provided</u>, <u>however</u>, that the failure to give such notice shall not affect the validity of such setoff and application. The rights under this <u>Section 9.11</u> are in addition to any other rights and remedies (including other rights of setoff) that Agent, the Lenders, the L/C Issuer, their Affiliates and the other Secured Parties, may have.

       (b)   <u>Sharing of Payments, Etc</u>. If any Lender, directly or through an Affiliate or branch office thereof, obtains any payment of any Obligation of any Credit Party (whether voluntary, involuntary or through the exercise of any right of setoff or the receipt of any Collateral or "proceeds" (as defined under the applicable UCC) of Collateral) other than pursuant to <u>Article X</u> and such payment exceeds the amount such Lender would have been entitled to receive if all payments had gone to, and been distributed by, Agent in accordance with the provisions of the Loan Documents, such Lender shall purchase for cash from other Lenders such participations in their Obligations as necessary for such Lender to share such excess payment with such Lenders to ensure such payment is applied as though it had been received by Agent and applied in accordance with this Agreement (or, if such application would then be at the discretion of the Borrowers, applied to repay the Obligations in accordance herewith); <u>provided</u>, <u>however</u>, that (i) if such payment is rescinded or otherwise recovered from such Lender or L/C Issuer in whole or in part, such purchase shall be rescinded and the purchase price therefor shall be returned to such Lender or L/C Issuer without interest and (ii) such Lender shall, to the fullest extent permitted by applicable Requirements of Law, be able to exercise all its rights of payment (including the right of setoff) with respect to such participation as fully as if such Lender were the direct creditor of the applicable Credit Party in the amount of such participation. If a Non-Funding Lender receives any such payment as described in the previous sentence, such Lender shall turn over such payments to Agent in an amount that would satisfy the cash collateral requirements set forth in <u>subsection 1.11(e)</u>.

75

9.12　Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission or Electronic Transmission shall be as effective as delivery of a manually executed counterpart hereof.

9.13　Severability. The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or agreement required hereunder.

9.14　Captions. The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

9.15　Independence of Provisions. The parties hereto acknowledge that this Agreement and the other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, and that such limitations, tests and measurements are cumulative and must each be performed, except as expressly stated to the contrary in this Agreement.

9.16　Interpretation. This Agreement is the result of negotiations among and has been reviewed by counsel to Credit Parties, Agent, each Lender and other parties hereto, and is the product of all parties hereto. Accordingly, this Agreement and the other Loan Documents shall not be construed against the Lenders or Agent merely because of Agent's or Lenders' involvement in the preparation of such documents and agreements. Without limiting the generality of the foregoing, each of the parties hereto has had the advice of counsel with respect to Sections 9.18 and 9.19.

9.17　No Third Parties Benefited. This Agreement is made and entered into for the sole protection and legal benefit of the Borrowers, the Lenders, the L/C Issuers party hereto, Agent and, subject to the provisions of Section 8.11, each other Secured Party, and their permitted successors and assigns, and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any of the other Loan Documents. Neither Agent nor any Lender shall have any obligation to any Person not a party to this Agreement or the other Loan Documents.

9.18　Governing Law and Jurisdiction.

(a)　Governing Law. The laws of the State of Illinois shall govern all matters arising out of, in connection with or relating to this Agreement, including, without limitation, its validity, interpretation, construction, performance and enforcement (including, without limitation, any claims sounding in contract or tort law arising out of the subject matter hereof and any determinations with respect to post-judgment interest).

(b) <u>Submission to Jurisdiction</u>. Any legal action or proceeding with respect to any Loan Document shall be brought exclusively in the courts of the State of Illinois located in the City of Chicago, Illinois, or of the United States of America sitting in Chicago, Illinois and, by execution and delivery of this Agreement, each Borrower and each other Credit Party executing this Agreement hereby accepts for itself and in respect of its Property, generally and unconditionally, the jurisdiction of the aforesaid courts; <u>provided</u>, that nothing in this Agreement shall limit the right of Agent to commence any proceeding in the federal or state courts of any other jurisdiction to the extent Agent determines that such action is necessary or appropriate to exercise its rights or remedies under the Loan Documents. The parties hereto (and, to the extent set forth in any other Loan Document, each other Credit Party) hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, that any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdictions.

(c) <u>Service of Process</u>. Each Credit Party hereby irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in the United States of America with respect to or otherwise arising out of or in connection with any Loan Document by any means permitted by applicable Requirements of Law, including by the mailing thereof (by registered or certified mail, postage prepaid) to the address of the Borrowers specified herein (and shall be effective when such mailing shall be effective, as provided therein). Each Credit Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(d) <u>Non-Exclusive Jurisdiction</u>. Nothing contained in this <u>Section 9.18</u> shall affect the right of Agent or any Lender to serve process in any other manner permitted by applicable Requirements of Law or commence legal proceedings or otherwise proceed against any Credit Party in any other jurisdiction.

9.19 <u>Waiver of Jury Trial</u>. THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND ANY OTHER TRANSACTION CONTEMPLATED HEREBY AND THEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

9.20 <u>Entire Agreement; Release; Survival</u>.

(a) THE LOAN DOCUMENTS EMBODY THE ENTIRE AGREEMENT OF THE PARTIES AND SUPERSEDE ALL PRIOR AGREEMENTS AND UNDERSTANDINGS RELATING TO THE SUBJECT MATTER THEREOF AND ANY PRIOR LETTER OF INTEREST, COMMITMENT LETTER, CONFIDENTIALITY AND SIMILAR AGREEMENTS INVOLVING ANY CREDIT PARTY AND ANY LENDER OR

ANY L/C ISSUER OR ANY OF THEIR RESPECTIVE AFFILIATES RELATING TO A FINANCING OF SUBSTANTIALLY SIMILAR FORM, PURPOSE OR EFFECT OTHER THAN THE FEE LETTER. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS AGREEMENT AND ANY OTHER LOAN DOCUMENT, THE TERMS OF THIS AGREEMENT SHALL GOVERN (UNLESS OTHERWISE EXPRESSLY STATED IN SUCH OTHER LOAN DOCUMENT OR SUCH TERMS OF SUCH OTHER LOAN DOCUMENTS ARE NECESSARY TO COMPLY WITH APPLICABLE REQUIREMENTS OF LAW, IN WHICH CASE SUCH TERMS SHALL GOVERN TO THE EXTENT NECESSARY TO COMPLY THEREWITH).

(b)   Execution of this Agreement by the Credit Parties constitutes a full, complete and irrevocable release of any and all claims which each Credit Party may have at law or in equity in respect of all prior discussions and understandings, oral or written, relating to the subject matter of this Agreement and the other Loan Documents. In no event shall any Indemnitee be liable on any theory of liability for any special, indirect, consequential or punitive damages (including any loss of profits, business or anticipated savings). Each Borrower and each other Credit Party signatory hereto hereby waives, releases and agrees (and shall cause each other Credit Party to waive, release and agree) not to sue upon any such claim for any special, indirect, consequential or punitive damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(c)   (i) Any indemnification or other protection provided to any Indemnitee pursuant to this Section 9.20, Sections 9.5 (Costs and Expenses) and 9.6 (Indemnity) and Article VIII (Agent) and Article X (Taxes, Yield Protection and Illegality) and (ii) the provisions of Section 8.1 of the Guaranty and Security Agreement, in each case, shall (x) survive the termination of the Commitments and the payment in full of all other Obligations and (y) with respect to clause (i) above, inure to the benefit of any Person that at any time held a right thereunder (as an Indemnitee or otherwise) and, thereafter, its successors and permitted assigns.

9.21   Patriot Act. Each Lender that is subject to the Patriot Act hereby notifies the Credit Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender to identify each Credit Party in accordance with the Patriot Act.

9.22   Replacement of Lender. Within forty-five days after: (i) receipt by the Borrower Representative of written notice and demand from any Lender that is not Agent or an Affiliate of Agent (an "Affected Lender") for payment of additional costs as provided in Sections 10.1, 10.3 and/or 10.6; or (ii) any failure by any Lender (other than Agent or an Affiliate of Agent) to consent to a requested amendment, waiver or modification to any Loan Document in which Required Lenders have already consented to such amendment, waiver or modification but the consent of each Lender (or each Lender directly affected thereby, as applicable) is required with respect thereto, the Borrowers may, at their option, notify Agent and such Affected Lender (or such non-consenting Lender) of the Borrowers' intention

78

to obtain, at the Borrowers' expense, a replacement Lender ("Replacement Lender") for such Affected Lender (or such non-consenting Lender), which Replacement Lender shall be reasonably satisfactory to Agent. In the event the Borrowers obtain a Replacement Lender within forty-five (45) days following notice of its intention to do so, the Affected Lender (or such non-consenting Lender) shall sell and assign its Loans and Commitments to such Replacement Lender, at par; provided, that the Borrowers have reimbursed such Affected Lender for its increased costs for which it is entitled to reimbursement under this Agreement through the date of such sale and assignment. In the event that a replaced Lender does not execute an Assignment pursuant to Section 9.9 within five (5) Business Days after receipt by such replaced Lender of notice of replacement pursuant to this Section 9.22 and presentation to such replaced Lender of an Assignment evidencing an assignment pursuant to this Section 9.22, the Borrowers shall be entitled (but not obligated) to execute such an Assignment on behalf of such replaced Lender, and any such Assignment so executed by the Borrowers, the Replacement Lender and Agent, shall be effective for purposes of this Section 9.22 and Section 9.9. Notwithstanding the foregoing, with respect to a Lender that is a Non-Funding Lender or an Impacted Lender, Agent may, but shall not be obligated to, obtain a Replacement Lender and execute an Assignment on behalf of such Non-Funding Lender or Impacted Lender at any time with three (3) Business Days' prior notice to such Lender (unless notice is not practicable under the circumstances) and cause such Lender's Loans and Commitments to be sold and assigned, in whole or in part, at par. Upon any such assignment and payment and compliance with the other provisions of Section 9.9, such replaced Lender shall no longer constitute a "Lender" for purposes hereof; provided, any rights of such replaced Lender to indemnification hereunder shall survive.

9.23   Joint and Several. The obligations of the Credit Parties hereunder and under the other Loan Documents are joint and several. Without limiting the generality of the foregoing, reference is hereby made to Article II of the Guaranty and Security Agreement, to which the obligations of Borrower and the other Credit Parties are subject.

9.24   Creditor-Debtor Relationship. The relationship between Agent, each Lender and the L/C Issuer, on the one hand, and the Credit Parties, on the other hand, is solely that of creditor and debtor. No Secured Party has any fiduciary relationship or duty to any Credit Party arising out of or in connection with, and there is no agency, tenancy or joint venture relationship between the Secured Parties and the Credit Parties by virtue of, any Loan Document or any transaction contemplated therein.

9.25   Actions in Concert. Notwithstanding anything contained herein to the contrary, each Lender hereby agrees with each other Lender that no Lender shall take any action to protect or enforce its rights against any Credit Party arising out of this Agreement or any other Loan Document (including exercising any rights of setoff) without first obtaining the prior written consent of Agent or Required Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement and the other Loan Documents shall be taken in concert and at the direction or with the consent of Agent or Required Lenders.

ARTICLE X.
TAXES, YIELD PROTECTION AND ILLEGALITY

10.1   <u>Taxes</u>.

(a)   Except as otherwise provided in this <u>Section 10.1</u>, each payment by any Credit Party under any Loan Document shall be made free and clear of all present or future taxes, levies, imposts, deductions, charges or withholdings imposed by any Governmental Authority and all liabilities with respect thereto (and without deduction for any of them) (collectively, but excluding Excluded Taxes, the "<u>Taxes</u>").

(b)   If any Taxes shall be required by any Requirement of Law to be deducted from or in respect of any amount payable under any Loan Document to any Secured Party (i) such amount shall be increased as necessary to ensure that, after all required deductions for Taxes are made (including deductions applicable to any increases to any amount under this <u>Section 10.1</u>), such Secured Party receives the amount it would have received had no such deductions been made, (ii) the relevant Credit Party shall make such deductions, (iii) the relevant Credit Party shall timely pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable Requirements of Law and (iv) within 30 days after such payment is made, the relevant Credit Party shall deliver to Agent an original or certified copy of a receipt evidencing such payment or other evidence of payment reasonably satisfactory to Agent.

(c)   In addition, the Borrowers agree to pay, and authorize Agent to pay in their name, any stamp, documentary, excise or property tax, charges or similar levies imposed by any applicable Requirement of Law or Governmental Authority and all Liabilities with respect thereto (including by reason of any delay in payment thereof), in each case arising from the execution, delivery or registration of, or otherwise with respect to, any Loan Document or any transaction contemplated therein (collectively, "<u>Other Taxes</u>"). Within 30 days after the date of any payment of Other Taxes by any Credit Party, the Borrowers shall furnish to Agent, at its address referred to in <u>Section 9.2</u>, the original or a certified copy of a receipt evidencing payment thereof or other evidence of payment reasonably satisfactory to Agent.

(d)   The Borrowers shall reimburse and indemnify, within 30 days after receipt of demand therefor (with copy to Agent), each Secured Party for all Taxes and Other Taxes (including any Taxes and Other Taxes imposed by any jurisdiction on amounts payable under this <u>Section 10.1</u>) paid by such Secured Party and any Liabilities arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. A certificate of the Secured Party (or of Agent on behalf of such Secured Party) claiming any compensation under this <u>clause (d)</u>, setting forth the amounts to be paid thereunder and delivered to the Borrower Representative with copy to Agent, shall be conclusive, binding and final for all purposes, absent manifest error. In determining such amount, Agent and such Secured Party may use any reasonable averaging and attribution methods.

Winnebago Credit Agreement
41858764

(e)   Any Lender claiming any additional amounts payable pursuant to this Section 10.1 shall use its commercially reasonable efforts (consistent with its internal policies and Requirements of Law) to change the jurisdiction of its Lending Office if such a change would reduce any such additional amounts (or any similar amount that may thereafter accrue) and would not, in the sole determination of such Lender, be otherwise disadvantageous to such Lender.

(f)   (i) Each Non-U.S. Lender Party that, at any of the following times, is entitled to an exemption from United States withholding tax or is subject to such withholding tax at a reduced rate under an applicable tax treaty, shall (w) on or prior to the date such Non-U.S. Lender Party becomes a "Non-U.S. Lender Party" hereunder, (x) on or prior to the date on which any such form or certification expires or becomes obsolete, (y) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it pursuant to this clause (i) and (z) from time to time if requested by the Borrower Representative or Agent (or, in the case of a participant or SPV, the relevant Lender), provide Agent and the Borrower Representative (or, in the case of a participant or SPV, the relevant Lender) with two completed originals of each of the following, as applicable: (A) Forms W‑8ECI (claiming exemption from U.S. withholding tax because the income is effectively connected with a U.S. trade or business), W‑8BEN (claiming exemption from, or a reduction of, U.S. withholding tax under an income tax treaty) and/or W‑8IMY (together with appropriate forms, certifications and supporting statements) or any successor forms, (B) in the case of a Non-U.S. Lender Party claiming exemption under Sections 871(h) or 881(c) of the Code, Form W‑8BEN (claiming exemption from U.S. withholding tax under the portfolio interest exemption) or any successor form and a certificate in form and substance acceptable to Agent that such Non-U.S. Lender Party is not (1) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (2) a "10 percent shareholder" of the Borrowers within the meaning of Section 881(c)(3)(B) of the Code or (3) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code or (C) any other applicable document prescribed by the IRS certifying as to the entitlement of such Non-U.S. Lender Party to such exemption from United States withholding tax or reduced rate with respect to all payments to be made to such Non-U.S. Lender Party under the Loan Documents. Unless the Borrower Representative and Agent have received forms or other documents satisfactory to them indicating that payments under any Loan Document to or for a Non-U.S. Lender Party are not subject to United States withholding tax or are subject to such tax at a rate reduced by an applicable tax treaty, the Credit Parties and Agent shall withhold amounts required to be withheld by applicable Requirements of Law from such payments at the applicable statutory rate.

(ii)   Each U.S. Lender Party shall (A) on or prior to the date such U.S. Lender Party becomes a "U.S. Lender Party" hereunder, (B) on or prior to the date on which any such form or certification expires or becomes obsolete, (C) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it pursuant to this clause (f) and (D) from time to time if requested by the Borrower Representative or Agent (or, in the case of a participant or SPV, the relevant Lender), provide Agent and the Borrower Representative (or, in the case of a participant or SPV, the relevant

81

Lender) with two completed originals of Form W-9 (certifying that such U.S. Lender Party is entitled to an exemption from U.S. backup withholding tax) or any successor form.

(iii)   Each Lender having sold a participation in any of its Obligations or identified an SPV as such to Agent shall collect from such participant or SPV the documents described in this clause (f) and provide them to Agent.

(iv)   If a payment made to a Non-U.S. Lender Party would be subject to United States federal withholding tax imposed by FATCA if such Non-U.S. Lender Party fails to comply with the applicable reporting requirements of FATCA, such Non-U.S. Lender Party shall deliver to Agent and Borrower Representative any documentation under any Requirement of Law or reasonably requested by Agent or Borrower Representative sufficient for Agent or Borrowers to comply with their obligations under FATCA and to determine that such Non-U.S. Lender has complied with such applicable reporting requirements.

10.2   Illegality.   If after the date hereof any Lender shall determine that the introduction of any Requirement of Law, or any change in any Requirement of Law or in the interpretation or administration thereof, has made it unlawful, or that any central bank or other Governmental Authority has asserted that it is unlawful, for any Lender or its Lending Office to make LIBOR Rate Loans, then, on notice thereof by such Lender to the Borrowers through Agent, the obligation of that Lender to make LIBOR Rate Loans shall be suspended until such Lender shall have notified Agent and the Borrower Representative that the circumstances giving rise to such determination no longer exists.

(a)   Subject to clause (c) below, if any Lender shall determine that it is unlawful to maintain any LIBOR Rate Loan, the Borrowers shall prepay in full all LIBOR Rate Loans of such Lender then outstanding, together with interest accrued thereon, either on the last day of the Interest Period thereof if such Lender may lawfully continue to maintain such LIBOR Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such LIBOR Rate Loans, together with any amounts required to be paid in connection therewith pursuant to Section 10.4.

(b)   If the obligation of any Lender to make or maintain LIBOR Rate Loans has been terminated, the Borrower Representative may elect, by giving notice to such Lender through Agent that all Loans which would otherwise be made by any such Lender as LIBOR Rate Loans shall be instead Base Rate Loans.

(c)   Before giving any notice to Agent pursuant to this Section 10.2, the affected Lender shall designate a different Lending Office with respect to its LIBOR Rate Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the judgment of the Lender, be illegal or otherwise disadvantageous to the Lender.

10.3   Increased Costs and Reduction of Return.

(a)   If any Lender or L/C Issuer shall determine that, due to either (i) the introduction of, or any change in, or in the interpretation of, any Requirement of Law or

(ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in the case of either clause (i) or (ii) subsequent to the date hereof, there shall be any increase in the cost to such Lender or L/C Issuer of agreeing to make or making, funding or maintaining any LIBOR Rate Loans or of Issuing or maintaining any Letter of Credit, then the Borrowers shall be liable for, and shall from time to time, within thirty (30) days of demand therefor by such Lender or L/C Issuer (with a copy of such demand to Agent), pay to Agent for the account of such Lender or L/C Issuer, additional amounts as are sufficient to compensate such Lender or L/C Issuer for such increased costs; provided, that the Borrowers shall not be required to compensate any Lender or L/C Issuer pursuant to this subsection 10.3(a) for any increased costs incurred more than 180 days prior to the date that such Lender or L/C Issuer notifies the Borrower Representative, in writing of the increased costs and of such Lender's or L/C Issuer's intention to claim compensation thereof; provided, further, that if the circumstance giving rise to such increased costs is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(b) If any Lender or L/C Issuer shall have determined that://///the introduction of any Capital Adequacy Regulation;

(i) any change in any Capital Adequacy Regulation;

(ii) any change in the interpretation or administration of any Capital Adequacy Regulation by any central bank or other Governmental Authority charged with the interpretation or administration thereof; or

(iii) compliance by such Lender or L/C Issuer (or its Lending Office) or any entity controlling the Lender or L/C Issuer, with any Capital Adequacy Regulation;

affects the amount of capital required or expected to be maintained by such Lender or L/C Issuer or any entity controlling such Lender or L/C Issuer and (taking into consideration such Lender's or such entities' policies with respect to capital adequacy and such Lender's or L/C Issuer's desired return on capital) determines that the amount of such capital is increased as a consequence of its Commitment(s), loans, credits or obligations under this Agreement, then, within thirty (30) days of demand of such Lender or L/C Issuer (with a copy to Agent), the Borrowers shall pay to such Lender or L/C Issuer, from time to time as specified by such Lender or L/C Issuer, additional amounts sufficient to compensate such Lender or L/C Issuer (or the entity controlling the Lender or L/C Issuer) for such increase; provided, that the Borrowers shall not be required to compensate any Lender or L/C Issuer pursuant to this subsection 10.3(b) for any amounts incurred more than 180 days prior to the date that such Lender or L/C Issuer notifies the Borrower Representative, in writing of the amounts and of such Lender's or L/C Issuer's intention to claim compensation thereof; provided, further, that if the event giving rise to such increase is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

83

(c)   Notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a change in a Requirement of Law under subsection (a) above and/or a change in a Capital Adequacy Regulation under subsection (b) above, as applicable, regardless of the date enacted, adopted or issued.

10.4   Funding Losses. The Borrowers agree to reimburse each Lender and to hold each Lender harmless from any loss or expense which such Lender may sustain or incur as a consequence of:

(a)   the failure of the Borrowers to make any payment or mandatory prepayment of principal of any LIBOR Rate Loan (including payments made after any acceleration thereof);

(b)   the failure of the Borrowers to borrow, continue or convert a Loan after the Borrower Representative has given (or is deemed to have given) a Notice of Borrowing or a Notice of Conversion/Continuation;

(c)   [Intentionally Reserved];

(d)   the prepayment (including pursuant to Section 1.8) of a LIBOR Rate Loan on a day which is not the last day of the Interest Period with respect thereto; or

(e)   the conversion pursuant to Section 1.6 of any LIBOR Rate Loan to a Base Rate Loan on a day that is not the last day of the applicable Interest Period;

including any such loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain its LIBOR Rate Loans hereunder or from fees payable to terminate the deposits from which such funds were obtained; provided, that, with respect to the expenses described in clauses (d) and (e) above, such Lender shall have notified Agent of any such expense within two (2) Business Days of the date on which such expense was incurred. Solely for purposes of calculating amounts payable by the Borrowers to the Lenders under this Section 10.4 and under subsection 10.3(a): each LIBOR Rate Loan made by a Lender (and each related reserve, special deposit or similar requirement) shall be conclusively deemed to have been funded at the LIBOR used in determining the interest rate for such LIBOR Rate Loan by a matching deposit or other borrowing in the interbank Eurodollar market for a comparable amount and for a comparable period, whether or not such LIBOR Rate Loan is in fact so funded.

10.5   Inability to Determine Rates. If Agent shall have determined in good faith that for any reason adequate and reasonable means do not exist for ascertaining the LIBOR for any requested Interest Period with respect to a proposed LIBOR Rate Loan or that the LIBOR applicable pursuant to subsection 1.3(a) for any requested Interest Period with respect to a proposed LIBOR Rate Loan does not adequately and fairly reflect the cost to the Lenders of funding or maintaining such Loan, Agent will forthwith give notice of such determination to the Borrower Representative and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Rate Loans hereunder shall be suspended until

Agent revokes such notice in writing. Upon receipt of such notice, the Borrower Representative may revoke any Notice of Borrowing or Notice of Conversion/Continuation then submitted by it. If the Borrower Representative does not revoke such notice, the Lenders shall make, convert or continue the Loans, as proposed by the Borrower Representative, in the amount specified in the applicable notice submitted by the Borrower Representative, but such Loans shall be made, converted or continued as Base Rate Loans.

10.6   Reserves on LIBOR Rate Loans. The Borrowers shall pay to each Lender, as long as such Lender shall be required under regulations of the Federal Reserve Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional costs on the unpaid principal amount of each LIBOR Rate Loan equal to actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), payable on each date on which interest is payable on such Loan provided, the Borrower Representative shall have received at least fifteen (15) days' prior written notice (with a copy to Agent) of such additional interest from the Lender. If a Lender fails to give notice fifteen (15) days prior to the relevant Interest Payment Date, such additional interest shall be payable fifteen (15) days from receipt of such notice.

10.7   Certificates of Lenders. Any Lender claiming reimbursement or compensation pursuant to this Article X shall deliver to the Borrower Representative (with a copy to Agent) a certificate setting forth in reasonable detail the amount payable to such Lender hereunder and such certificate shall be conclusive and binding on the Borrowers in the absence of manifest error.

ARTICLE XI.
DEFINITIONS

11.1   Defined Terms. The following terms are defined in the Sections or subsections referenced opposite such terms:

"Affected Lender"	9.22
"Agent Report"	8.5(c)
"Aggregate Excess Funding Amount"	1.11(e)
"Borrower" and "Borrowers"	Preamble
"Borrower Materials"	9.10(e)
"Borrower Representative"	1.12
"EBITDA"	Exhibit 4.2(b)
"Eligible Inventory"	1.14
"Event of Default"	7.1
"Fee Letter"	1.9(a)
"Fixed Charge Coverage Ratio"	Exhibit 4.2(b)
"Incremental Facility"	1.7
"Incremental Loan Request"	1.7
"Indemnified Matters"	9.6

"Indemnitee"	9.6
"Investments"	5.4
"L/C Reimbursement Agreement"	1.1(c)
"L/C Reimbursement Date"	1.1(c)
"L/C Request"	1.1(c)
"L/C Sublimit"	1.1(c)
"Lender"	Preamble
"Letter of Credit Fee"	1.9(c)
"Maximum Revolving Loan Balance"	1.1(b)
"Maximum Lawful Rate"	1.3(d)
"MNPI"	9.10(a)
"New Loans"	1.7
"Notice of Conversion/Continuation"	1.6(a)
"OFAC"	3.30
"OID"	1.7
"Overadvance"	1.1(b)
"Other Taxes"	10.1(c)
"Permitted Liens"	5.1
"Register"	1.4(b)
"Restricted Payments"	5.11
"Replacement Lender"	9.22
"Revolving Loan Commitment"	1.1(b)
"Revolving Loan"	1.1(b)
"Sale"	9.9(b)
"SDN List"	3.30
"Settlement Date"	1.11(b)
"Tax Returns"	3.10
"Taxes"	10.1(a)
"Unused Commitment Fee"	1.9(b)
"Usage"	1.9(b)(ii)
"Yield Differential"	1.7

In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings:

"Account" means, as at any date of determination, all "accounts" (as such term is defined in the UCC) of the Credit Parties, including, without limitation, the unpaid portion of the obligation of a customer or dealer of a Credit Party in respect of Inventory purchased by and shipped to such customer or dealer and/or the rendition of services by a Credit Party, as stated on the respective invoice of a Credit Party, net of any credits, rebates or offsets owed to such customer or dealer.

"Account Debtor" means the customer or dealer of a Credit Party who is obligated on or under an Account.

"Acquisition" means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition of in excess of fifty percent (50%) of the Stock and Stock Equivalents of any Person or otherwise causing any Person to become a Subsidiary of a Borrower, or (c) a merger or consolidation or any other combination with another Person.

"Affiliate" means, with respect to any Person, each officer, director, general partner or joint-venturer of such Person and any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person; provided, however, that no Secured Party shall be an Affiliate of any Credit Party or of any Subsidiary of any Credit Party solely by reason of the provisions of the Loan Documents. For purposes of this definition, "control" means the possession of either (a) the power to vote, or the beneficial ownership of, 10% or more of the voting Stock of such Person (either directly or through the ownership of Stock Equivalents) or (b) the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Agent" means GE Capital in its capacity as administrative agent for the Lenders hereunder, and any successor administrative agent.

"Aggregate Revolving Loan Commitment" means the combined Revolving Loan Commitments of the Lenders, which shall initially be in the amount of $35,000,000, as such amount may be reduced from time to time pursuant to this Agreement.

"Applicable Margin" means (i) if a Base Rate Loan, two percent (2.00%) per annum, and (ii) if a LIBOR Rate Loan, three percent (3.00%) per annum.

"Applicable Unused Facility Fee Margin" means, as of any date of determination, a percentage per annum equal to (a) 0.50%, for any period the Usage is equal to or less than 50% of the Aggregate Revolving Loan Commitment, and (b) 0.375%, for any period the Usage is greater than 50% of the Aggregate Revolving Loan Commitment. The Applicable Unused Facility Margin will be adjusted quarterly on the first date of each Fiscal Quarter, on a prospective basis, based on the Usage for the immediately preceding Fiscal Quarter (as determined as of such date by Agent).

"Approved Fund" means, with respect to any Lender, any Person (other than a natural Person) that (a) (i) is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the Ordinary Course of Business or (ii) temporarily warehouses loans for any Lender or any Person described in clause (i) above and (b) is advised or managed by (i) such Lender, (ii) any Affiliate of such Lender or (iii) any Person (other than an individual) or any Affiliate of any Person (other than an individual) that administers or manages such Lender.

"Assignment" means an assignment agreement entered into by a Lender, as assignor, and any Person, as assignee, pursuant to the terms and provisions of Section 9.9 (with the consent of any party whose consent is required by Section 9.9), accepted by Agent, substantially in the form of Exhibit 11.1(a) or any other form approved by Agent.

"Attorney Costs" means and includes all reasonable fees and disbursements of any law firm or other external counsel.

"Availability" means, as of any date of determination, the amount by which (a) the Maximum Revolving Loan Balance, exceeds (b) the aggregate outstanding principal balance of Revolving Loans.

"Bankruptcy Code" means the Federal Bankruptcy Reform Act of 1978.

"Base Rate" means, for any day, a rate per annum equal to the highest of (a) the rate last quoted by The Wall Street Journal as the "Prime Rate" in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the "bank prime loan" rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Agent) or any similar release by the Federal Reserve Board (as determined by Agent), (b) the sum of 0.50% per annum and the Federal Funds Rate, and (c) the sum of (x) LIBOR calculated for each such day based on an Interest Period of one month determined two (2) Business Days prior to such day, plus (y) the excess of the Applicable Margin for LIBOR Rate Loans over the Applicable Margin for Base Rate Loans, in each instance, as of such day. Any change in the Base Rate due to a change in any of the foregoing shall be effective on the effective date of such change in the Federal Funds Rate or LIBOR for an Interest Period of three months.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.

"Benefit Plan" means any employee benefit plan as defined in Section 3(3) of ERISA (whether governed by the laws of the United States or otherwise) to which any Credit Party incurs or otherwise has any obligation or liability, contingent or otherwise.

"Bennett Contract" means that certain Transportation Contract, dated January 1, 2009, between Bennett Driveaway, a division of Bennett Truck Transport, LLC, and Winnebago Inc., as the same exists on the Closing Date and is otherwise amended in accordance with the terms hereof.

"Borrowing" means a borrowing hereunder consisting of Loans made to or for the benefit of the Borrowers on the same day by the Lenders pursuant to Article I.

"Borrowing Base" means, as of any date of determination by Agent, from time to time, an amount equal to the lesser of:

        (i)   (x) 65% of the book value of Eligible Inventory consisting of raw materials and chassis, (y) 70% of Eligible Inventory consisting of finished goods (other than Model RVs) and (z) 55% of Eligible Inventory consisting of Model RVs (subject to a maximum amount under this clause (z) of $2,500,000 in the aggregate), in each case, valued at cost on a first-in, first-out basis, and

(ii) 85% of the book value of Eligible Inventory, multiplied by the NOLV Factor;

in each case of (i) and (ii) above, less Reserves established by Agent at such time in its Permitted Discretion.

"Borrowing Base Certificate" means a certificate of the Borrower Representative, on behalf of each Credit Party, in substantially the form of Exhibit 11.1(b) hereto, duly completed as of a date acceptable to Agent in its sole discretion.

"Business Day" means any day that is not a Saturday, Sunday or a day on which banks are required or authorized to close in New York City and, when determined in connection with notices and determinations in respect of LIBOR or any LIBOR Rate Loan or any funding, conversion, continuation, Interest Period or payment of any LIBOR Rate Loan, that is also a day on which dealings in Dollar deposits are carried on in the London interbank market.

"Capital Adequacy Regulation" means any guideline, request or directive of any central bank or other Governmental Authority, or any other law, rule or regulation, whether or not having the force of law, in each case, regarding capital adequacy of any Lender or of any corporation controlling a Lender.

"Capital Lease" means, with respect to any Person, any lease of, or other arrangement conveying the right to use, any Property by such Person as lessee that has been or should be accounted for as a capital lease on a balance sheet of such Person prepared in accordance with GAAP.

"Capital Lease Obligations" means, at any time, with respect to any Capital Lease, any lease entered into as part of any sale leaseback transaction of any Person or any synthetic lease, the amount of all obligations of such Person that is (or that would be, if such synthetic lease or other lease were accounted for as a Capital Lease) capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"Cash Equivalents" means (a) any readily-marketable securities (i) issued by, or directly, unconditionally and fully guarantied or insured by the United States federal government or (ii) issued by any agency of the United States federal government the obligations of which are fully backed by the full faith and credit of the United States federal government, (b) any readily-marketable direct obligations issued by any other agency of the United States federal government, any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case having a rating of at least "A-1" from S&P or at least "P-1" from Moody's, (c) any commercial paper rated at least "A-1" by S&P or "P-1" by Moody's and issued by any Person organized under the laws of any state of the United States, (d) any Dollar-denominated time deposit, insured certificate of deposit, overnight bank deposit or bankers' acceptance issued or accepted by (i) any Lender or (ii) any commercial bank that is (A) organized under the laws of the United States, any state thereof or the District of Columbia, (B) "adequately capitalized" (as defined

89

in the regulations of its primary federal banking regulators) and (C) has Tier 1 capital (as defined in such regulations) in excess of $250,000,000 and (e) shares of any United States money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clause (a), (b), (c) or (d) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000,000 and (iii) has obtained from either S&P or Moody's the highest rating obtainable for money market funds in the United States; provided, however, that the maturities of all obligations specified in any of clauses (a), (b), (c) or (d) above shall not exceed 365 days.

"Change of Control" means any of the following: (a) any person or group of persons (within the meaning of the Securities Exchange Act of 1934) shall have acquired beneficial ownership (within the meaning of Rule 13d‑3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934) of 20% or more of the issued and outstanding shares of capital Stock of Winnebago Inc. having the right to vote for the election of directors of Winnebago Inc. under ordinary circumstances; (b) during any period of twelve consecutive calendar months, individuals who at the beginning of such period constituted the board of directors of Winnebago Inc. (together with any new directors whose election by the board of directors of Winnebago Inc. or whose nomination for election by the stockholders of Winnebago Inc. was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason other than death or disability to constitute a majority of the directors then in office; (c) Winnebago Inc. ceases to own and control all of the economic and voting rights associated with all of the outstanding capital Stock of Indiana or (d) any other Credit Party ceases to own and control all of the economic and voting rights associated with all of the outstanding capital Stock of any of its Subsidiaries.

"Closing Date" means October 31, 2012.

"Code" means the Internal Revenue Code of 1986.

"Collateral" means all Property and interests in Property and proceeds thereof now owned or hereafter acquired by any Credit Party who has granted a Lien to Agent, in or upon which a Lien is granted or purported to be granted or now or hereafter exists in favor of any Lender or Agent for the benefit of Agent, Lenders and other Secured Parties, whether under this Agreement or under any other documents executed by any such Persons and delivered to Agent. For clarity, the Real Estate of the Credit Parties, the airplane owned by the Borrowers and certain life insurance policies of the Credit Parties (in each case, as more specifically set forth in the Guaranty and Security Agreement) shall not constitute Collateral hereunder.

"Collateral Documents" means, collectively, the Guaranty and Security Agreement, each Control Agreement and all other security agreements, pledge agreements, patent and trademark security agreements, lease assignments, guaranties and other similar agreements, and all amendments, restatements, modifications or supplements thereof or thereto, by or between any one or more of any Credit Party and any Lender or Agent for the benefit of

Agent, the Lenders and other Secured Parties now or hereafter delivered to the Lenders or Agent pursuant to or in connection with the transactions contemplated hereby, and all financing statements (or comparable documents now or hereafter filed in accordance with the UCC or comparable law) against any such Person as debtor in favor of any Lender or Agent for the benefit of Agent, the Lenders and the other Secured Parties, as secured party, as any of the foregoing may be amended, restated and/or modified from time to time.

"Commitment" means, for each Lender, its Revolving Loan Commitment.

"Commitment Percentage" means, as to any Lender, the percentage equivalent of such Lender's Revolving Loan Commitment, divided by the Aggregate Revolving Loan Commitment; provided, that following acceleration of the Loans, such term means, as to any Lender, the percentage equivalent of the principal amount of the Loans held by such Lender, divided by the aggregate principal amount of the Loans held by all Lenders.

"Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person: (a) with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (c) under any Rate Contracts; (d) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; or (e) for the obligations of another Person through any agreement to purchase, repurchase or otherwise acquire such obligation or any Property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if not a fixed and determined amount, the maximum amount so guaranteed or supported.

"Contractual Obligations" means, as to any Person, any provision of any security (whether in the nature of Stock, Stock Equivalents or otherwise) issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument, document or agreement (other than a Loan Document) to which such Person is a party or by which it or any of its Property is bound or to which any of its Property is subject.

"Control Agreement" means, with respect to any deposit account, securities account, commodity account, securities entitlement or commodity contract, an agreement, in form and substance satisfactory to Agent, among Agent, the financial institution or other Person at which such account is maintained or with which such entitlement or contract is carried and the Credit Party maintaining such account, effective to grant "control" (within the meaning of Articles 8 and 9 under the applicable UCC) over such account to Agent..

"Conversion Date" means any date on which the Borrowers convert a Base Rate Loan to a LIBOR Rate Loan or a LIBOR Rate Loan to a Base Rate Loan.

"Copyrights" means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith.

"Credit Parties" means each Borrower and each other Person (i) which executes a guaranty of the Obligations, (ii) which grants a Lien on all or substantially all of its assets to secure payment of the Obligations and (iii) all of the Stock of which is pledged to Agent for the benefit of the Secured Parties.

"Default" means any event or circumstance that, with the passing of time or the giving of notice or both, would (if not cured or otherwise remedied during such time) become an Event of Default.

"Disposition" means (a) the sale, lease, conveyance or other disposition of Property, other than sales or other dispositions expressly permitted under subsections 5.2(a), 5.2(c) and 5.2(d), and (b) the sale or transfer by a Borrower or any Subsidiary of a Borrower of any Stock or Stock Equivalent issued by any Subsidiary of a Borrower and held by such transferor Person.

"Dollars", "dollars" and "$" each mean lawful money of the United States of America.

"Domestic Subsidiary" means any Subsidiary other than a Foreign Subsidiary.

"Electronic Transmission" means each document, instruction, authorization, file, information and any other communication transmitted, posted or otherwise made or communicated by e-mail or E-Fax, or otherwise to or from an E‑System.

"Environmental Laws" means all Requirements of Law and Permits imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the workplace, the environment and natural resources, and including public notification requirements and environmental transfer of ownership, notification or approval statutes.

"Environmental Liabilities" means all Liabilities (including costs of Remedial Actions, natural resource damages and costs and expenses of investigation and feasibility studies, including the cost of environmental consultants and the cost of attorney's fees) that may be imposed on, incurred by or asserted against any Credit Party or any Subsidiary of any Credit Party as a result of, or related to, any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law or otherwise, arising under any Environmental Law or in connection with any environmental, health or safety condition or with any Release and resulting from the ownership, lease, sublease or other operation or occupation of property by any Credit Party or any Subsidiary of any Credit Party, whether on, prior or after the date hereof.

"Equipment" means all "equipment," as such term is defined in the UCC, now owned or hereafter acquired by any Credit Party, wherever located.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means, collectively, any Credit Party and any Person under common control or treated as a single employer with, any Credit Party, within the meaning of Section 414(b), (c), (m) or (o) of the Code.

"ERISA Event" means any of the following: (a) a reportable event described in Section 4043(b) of ERISA (or, unless the 30-day notice requirement has been duly waived under the applicable regulations, Section 4043(c) of ERISA) with respect to a Title IV Plan; (b) the withdrawal of any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001 (a)(2) of ERISA; (c) the complete or partial withdrawal of any ERISA Affiliate from any Multiemployer Plan; (d) with respect to any Multiemployer Plan, the filing of a notice of reorganization, insolvency or termination (or treatment of a plan amendment as termination) under Section 4041A of ERISA; (e) the filing of a notice of intent to terminate a Title IV Plan (or treatment of a plan amendment as termination) under Section 4041 of ERISA; (f) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (g) the failure to make any required contribution to any Title IV Plan or Multiemployer Plan when due; (h) the imposition of a lien under Section 412 or 430(k) of the Code or Section 303 or 4068 of ERISA on any property (or rights to property, whether real or personal) of any ERISA Affiliate; (i) the failure of a Benefit Plan or any trust thereunder intended to qualify for tax exempt status under Section 401 or 501 of the Code or other Requirements of Law to qualify thereunder; (j) a Title IV plan is in "at risk" status within the meaning of Code Section 430(i); (k) a Multiemployer Plan is in "endangered status" or "critical status" within the meaning of Section 432(b) of the Code; and (l) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of any material liability upon any ERISA Affiliate under Title IV of ERISA other than for PBGC premiums due but not delinquent.

"Event of Loss" means, with respect to any Property, any of the following: (a) any loss, destruction or damage of such Property; (b) any pending or threatened institution of any proceedings for the condemnation or seizure of such Property or for the exercise of any right of eminent domain; or (c) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation of such Property or the requisition of the use of such Property.

"Excluded Equity Issuance" means Net Issuance Proceeds resulting from the issuance of (a) Stock or Stock Equivalents by Borrower Representative to management or employees of a Credit Party under any employee stock option or stock purchase plan or other employee benefits plan in existence from time to time, and (b) Stock or Stock Equivalents by a Wholly-Owned Subsidiary of a Borrower to a Borrower or another Wholly-Owned Subsidiary of a Borrower constituting an Investment permitted hereunder.

"Excluded Tax" means with respect to any Secured Party (a) taxes measured by net income (including branch profits taxes) and franchise taxes imposed in lieu of net income taxes, in each case imposed on any Secured Party as a result of a present or former connection between such Secured Party and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than such connection arising solely from any Secured Party having executed, delivered or performed its obligations or received a payment under, or enforced, any Loan Document); (b) withholding taxes to the extent that the obligation to withhold amounts existed on the date that such Person became a "Secured Party" under this Agreement in the capacity under which such Person makes a claim under Section 10.1(b) or designates a new Lending Office, except in each case to the extent such Person is a direct or indirect assignee (other than pursuant to Section 9.22) of any other Secured Party that was entitled, at the time the assignment to such Person became effective, to receive additional amounts under Section 10.1(b); (c) taxes that are directly attributable to the failure (other than as a result of a change in any Requirement of Law) by any Secured Party to deliver the documentation required to be delivered pursuant to Section 10.1(f), and (d) in the case of a Non-U.S. Lender Party, any United States federal withholding taxes imposed on amounts payable to such Non-U.S. Lender Party as a result of such Non-U.S. Lender Party's failure to comply with FATCA to establish a complete exemption from withholding thereunder.

"E-Fax" means any system used to receive or transmit faxes electronically.

"E‑Signature" means the process of attaching to or logically associating with an Electronic Transmission an electronic symbol, encryption, digital signature or process (including the name or an abbreviation of the name of the party transmitting the Electronic Transmission) with the intent to sign, authenticate or accept such Electronic Transmission.

"E‑System" means any electronic system approved by Agent, including Intralinks® and ClearPar® and any other Internet or extranet-based site, whether such electronic system is owned, operated or hosted by Agent, any of its Related Persons or any other Person, providing for access to data protected by passcodes or other security system.

"FATCA" means sections 1471, 1472, 1473 and 1474 of the Code, the United States Treasury Regulations promulgated thereunder and published guidance with respect thereto.

"Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as determined by Agent in a commercially reasonable manner.

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System, or any entity succeeding to any of its principal functions.

"Final Availability Date" means the earlier of the Revolving Termination Date and one (1) Business Day prior to the date specified in clause (a) of the definition of "Revolving Termination Date".

"First Tier Foreign Subsidiary" means a Foreign Subsidiary held directly by a Credit Party or indirectly by a Credit Party through one or more Domestic Subsidiaries.

"Fiscal Quarter" means any of the quarterly accounting periods of the Credit Parties, ending on those dates set forth on Annex I hereto (or as otherwise disclosed by Borrower Representative to Agent in writing with respect to any such dates following August 27, 2016).

"Fiscal Year" means any of the annual accounting periods of the Credit Parties ending on those dates set forth on Annex I hereto (or as otherwise disclosed by Borrower Representative to Agent in writing with respect to any such dates following August 27, 2016).

"Foreign Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is a "controlled foreign corporation" under Section 957 of the Code.

"GAAP" means generally accepted accounting principles in the United States of America, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, in the statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions and comparable stature and authority within the accounting profession) that are applicable to the circumstances as of the date of determination. Subject to Section 11.3, all references to "GAAP" shall be to GAAP applied consistently with the principles used in the preparation of the financial statements described in subsection 3.11 (a).

"Governmental Authority" means any nation, sovereign or government, any state or other political subdivision thereof, any agency, authority or instrumentality thereof and any entity or authority exercising executive, legislative, taxing, judicial, regulatory or administrative functions of or pertaining to government, including any central bank, stock exchange, regulatory body, arbitrator, public sector entity, supra-national entity (including the European Union and the European Central Bank) and any self-regulatory organization (including the National Association of Insurance Commissioners).

"Guaranty and Security Agreement" means that certain Guaranty and Security Agreement, dated as of even date herewith, in form and substance reasonably acceptable to Agent and the Borrowers, made by the Credit Parties in favor of Agent, for the benefit of the Secured Parties, as the same may be amended, restated and/or modified from time to time.

"Hazardous Material" means any substance, material or waste that is classified, regulated or otherwise characterized under any Environmental Law as hazardous, toxic, a contaminant or a pollutant or by other words of similar meaning or regulatory effect, including, without limitation, petroleum or any fraction thereof, asbestos, polychlorinated biphenyls and radioactive substances.

"Impacted Lender" means any Lender that fails to provide Agent, within three (3) Business Days following Agent's written request, satisfactory assurance that such Lender will not become a Non-Funding Lender.

"Indebtedness" of any Person means, without duplication: (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property or services (other than trade payables entered into in the Ordinary Course of Business); (c) the face amount of all letters of credit issued for the account of such Person and without duplication, all drafts drawn thereunder and all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments issued by such Person; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to Property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property); (f) all Capital Lease Obligations; (g) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product; (h) all obligations, whether or not contingent, to purchase, redeem, retire, defease or otherwise acquire for value any of its own Stock or Stock Equivalents (or any Stock or Stock Equivalent of a direct or indirect parent entity thereof) prior to the date that is 180 days after the Final Availability Date, valued at, in the case of redeemable preferred Stock, the greater of the voluntary liquidation preference and the involuntary liquidation preference of such Stock plus accrued and unpaid dividends; (i) all indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in Property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; and (j) all Contingent Obligations described in clause (a) of the definition thereof in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (i) above.

"Indiana" as defined in the Preamble hereto.

"Insolvency Proceeding" means (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each case in (a) and (b) above, undertaken under U.S. federal, state or foreign law, including the Bankruptcy Code.

"Intellectual Property" means all rights, title and interests in or relating to intellectual property and industrial property arising under any Requirement of Law and all IP Ancillary Rights relating thereto, including all Copyrights, Patents, Trademarks, Internet Domain Names, Trade Secrets and IP Licenses.

"Interest Payment Date" means (a) with respect to any LIBOR Rate Loan, the last day of each Interest Period applicable to such Loan, and (b) with respect to Base Rate Loans, the first day of each month.

"Interest Period" means, with respect to any LIBOR Rate Loan, the period commencing on the Business Day such Loan is disbursed or continued or on the Conversion Date on which a Base Rate Loan is converted to the LIBOR Rate Loan and ending on the date one, two or three months thereafter, as selected by the Borrower Representative in its Notice of Borrowing or Notice of Conversion/Continuation; provided, that:

(a)   if any Interest Period pertaining to a LIBOR Rate Loan would otherwise end on a day which is not a Business Day, that Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

(b)   any Interest Period pertaining to a LIBOR Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)   no Interest Period for any Revolving Loan shall extend beyond the Revolving Termination Date.

"Internet Domain Name" means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to internet domain names.

"Inventory" means all of the "inventory" (as such term is defined in the UCC) of the Credit Parties, including, but not limited to, all merchandise, raw materials, chassis, parts, supplies, work‑in‑process and finished goods intended for sale, together with all the containers, packing, packaging, shipping and similar materials related thereto, and including (a) such inventory as is temporarily out of a Credit Party's custody or possession, including inventory on the premises of others and items in transit and (b) all Model RVs.

"IP Ancillary Rights" means, with respect to any Intellectual Property, as applicable, all foreign counterparts to, and all divisionals, reversions, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of, such Intellectual Property and all income, royalties, proceeds and Liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect to such Intellectual Property, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other IP Ancillary Right.

"IP License" means all Contractual Obligations (and all related IP Ancillary Rights), whether written or oral, granting any right, title and interest in or relating to any Intellectual Property.

"IRS" means the Internal Revenue Service of the United States and any successor thereto.

"Issue" means, with respect to any Letter of Credit, to issue, extend the expiration date of, renew (including by failure to object to any automatic renewal on the last day such objection is permitted), increase the face amount of, or reduce or eliminate any scheduled decrease in the face amount of, such Letter of Credit, or to cause any Person to do any of the foregoing. The terms "Issued" and "Issuance" have correlative meanings.

"L/C Issuer" means any Lender or an Affiliate thereof or a bank or other legally authorized Person, in each case, reasonably acceptable to Agent, in such Person's capacity as an Issuer of Letters of Credit hereunder.

"L/C Reimbursement Obligation" means, for any Letter of Credit, the obligation of the Borrowers to the L/C Issuer thereof or to Agent, as and when matured, to pay all amounts drawn under such Letter of Credit.

"Lending Office" means, with respect to any Lender, the office or offices of such Lender specified as its "Lending Office" beneath its name on the applicable signature page hereto, or such other office or offices of such Lender as it may from time to time notify the Borrower Representative and Agent.

"Letter of Credit" means standby letters of credit Issued for the account of the Borrowers by L/C Issuers, and bankers' acceptances issued by a Borrower, for which Agent and Lenders have incurred Letter of Credit Obligations.

"Letter of Credit Obligations" means all outstanding obligations incurred by Agent and Lenders at the request of the Borrowers or the Borrower Representative, whether direct or indirect, contingent or otherwise, due or not due, in connection with the Issuance of Letters of Credit by L/C Issuers or the purchase of a participation as set forth in subsection 1.1(c) with respect to any Letter of Credit. The amount of such Letter of Credit Obligations shall equal the maximum amount that may be payable by Agent and Lenders thereupon or pursuant thereto.

"<u>Liabilities</u>" means all claims, actions, suits, judgments, damages, losses, liability, obligations, responsibilities, fines, penalties, sanctions, costs, fees, taxes, commissions, charges, disbursements and expenses (including, without limitation, those incurred upon any appeal or in connection with the preparation for and/or response to any subpoena or request for document production relating thereto), in each case, of any kind or nature (including interest accrued thereon or as a result thereto and fees, charges and disbursements of financial, legal and other advisors and consultants), whether joint or several, whether or not indirect, contingent, consequential, actual, punitive, treble or otherwise.

"<u>LIBOR</u>" means, for each Interest Period, the offered rate per annum for deposits of Dollars for the applicable Interest Period that appears on Reuters Screen LIBOR 01 Page as of 11:00 A.M. (London, England time) two (2) Business Days prior to the first day in such Interest Period. If no such offered rate exists, such rate will be the rate of interest per annum, as determined by Agent at which deposits of Dollars in immediately available funds are offered at 11:00 A.M. (London, England time) two (2) Business Days prior to the first day in such Interest Period by major financial institutions reasonably satisfactory to Agent in the London interbank market for such Interest Period for the applicable principal amount on such date of determination.

"<u>LIBOR Rate Loan</u>" means a Loan that bears interest based on LIBOR.

"<u>Lien</u>" means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or otherwise), security interest or other security arrangement and any other preference, priority or preferential arrangement of any kind or nature whatsoever, including those created by, arising under or evidenced by any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

"<u>Loan</u>" means any loan made or deemed made by any Lender hereunder.

"<u>Loan Documents</u>" means this Agreement, the Notes, the Fee Letter, the Collateral Documents, the Master Agreement for Standby Letters of Credit and all documents delivered to Agent and/or any Lender in connection with any of the foregoing.

"<u>Margin Stock</u>" means "margin stock" as such term is defined in Regulation T, U or X of the Federal Reserve Board.

"<u>Material Adverse Effect</u>" means an effect that results in or causes, or could reasonably be expected to result in or cause, a material adverse change in any of (a) the condition (financial or otherwise) or prospects of any Credit Party or business, performance, operations or Property of the Credit Parties and their Subsidiaries taken as a whole; (b) the ability of any Credit Party, any Subsidiary of any Credit Party or any other Person (other than Agent or Lenders) to perform its obligations under any Loan Document; or (c) the validity or enforceability of any Loan Document or the rights and remedies of Agent, the Lenders and the other Secured Parties under any Loan Document.

"Material Environmental Liabilities" means Environmental Liabilities exceeding $1,000,000 in the aggregate.

"Model RVs" means those recreational vehicles manufactured by a Borrower which are used as models and are driven to trade-shows or a dealer location to be used on a trial basis by customers; provided, such recreational vehicles are driven with dealer license plates only and are not subject to a motor vehicle certificate of title (but rather a manufacturer's certificate of origin only, which manufacturer's certificate of origin (or similar applicable documentation) is validly in the name of a Borrower).

"Multiemployer Plan" means any multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, as to which any ERISA Affiliate incurs or otherwise has any obligation or liability, contingent or otherwise.

"Net Issuance Proceeds" means, in respect of any issuance of debt or equity, cash proceeds (including cash proceeds as and when received in respect of non-cash proceeds received or receivable in connection with such issuance), net of underwriting discounts and reasonable out-of-pocket costs and expenses paid or incurred in connection therewith in favor of any Person not an Affiliate of a Borrower.

"Net Orderly Liquidation Value" means the cash proceeds of Inventory which could be obtained in an orderly liquidation (net of all liquidation expenses, costs of sale, operating expenses and retrieval and related costs), as determined pursuant to the most recent third-party appraisal of such Inventory delivered to Agent by an appraiser reasonably acceptable to Agent.

"Net Proceeds" means proceeds in cash, checks or other cash equivalent financial instruments (including Cash Equivalents) as and when received by the Person making a Disposition, as well as insurance proceeds and condemnation and similar awards received on account of an Event of Loss, net of: (a) in the event of a Disposition (i) the direct costs relating to such Disposition excluding amounts payable to a Borrower or any Affiliate of a Borrower, (ii) sale, use or other transaction taxes paid or payable as a result thereof, and (iii) amounts required to be applied to repay principal, interest and prepayment premiums and penalties on Indebtedness secured by a Lien on the asset which is the subject of such Disposition and (b) in the event of an Event of Loss, (i) so long as no Default or Event of Default has occurred and is continuing, all money actually applied to repair or reconstruct the damaged Property or Property affected by the condemnation or taking, (ii) all of the costs and expenses reasonably incurred in connection with the collection of such proceeds, award or other payments, and (iii) any amounts retained by or paid to parties having superior rights to such proceeds, awards or other payments.

"NOLV Factor" means, as of the date of the appraisal of Inventory most recently received by Agent, the quotient of the Net Orderly Liquidation Value of Inventory divided by the book value of Inventory, expressed as a percentage. The NOLV Factor will be increased or reduced promptly upon receipt by Agent of each updated appraisal.

"Non-Funding Lender" means any Lender that has (a) failed to fund any payments required to be made by it under the Loan Documents within two (2) Business Days after any such payment is due (excluding expense and similar reimbursements that are subject to good faith disputes), (b) given written notice (and Agent has not received a revocation in writing), to a Borrower, Agent, any Lender, or the L/C Issuer or has otherwise publicly announced (and Agent has not received notice of a public retraction) that such Lender believes it will fail to fund payments or purchases of participations required to be funded by it under the Loan Documents or one or more other syndicated credit facilities, (c) failed to fund, and not cured, loans, participations, advances, or reimbursement obligations under one or more other syndicated credit facilities, unless subject to a good faith dispute, or (d) (i) become subject to a voluntary or involuntary case under the Bankruptcy Code or any similar bankruptcy laws, (ii) a custodian, conservator, receiver or similar official appointed for it or any substantial part of such Person's assets, or (iii) made a general assignment for the benefit of creditors, been liquidated, or otherwise been adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or bankrupt, and for this clause (d), Agent has determined that such Lender is reasonably likely to fail to fund any payments required to be made by it under the Loan Documents.

"Non-U.S. Lender Party" means each of Agent, each Lender, each L/C Issuer, each SPV and each participant, in each case that is not a United States person as defined in Section 7701(a)(30) of the Code.

"Note" means any Revolving Note and "Notes" means all such Notes.

"Notice of Borrowing" means a notice given by the Borrower Representative to Agent pursuant to Section 1.5, in substantially the form of Exhibit 11.1(c) hereto.

"Obligations" means all Loans, and other Indebtedness, advances, debts, liabilities, obligations, covenants and duties owing by any Credit Party to any Lender, Agent, any L/C Issuer, any Secured Swap Provider or any other Person required to be indemnified, that arises under any Loan Document or any Secured Rate Contract, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired.

"Ordinary Course of Business" means, in respect of any transaction involving any Person, the ordinary course of such Person's business, as conducted by any such Person in accordance with past practice and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Loan Document.

"Organization Documents" means, (a) for any corporation, the certificate or articles of incorporation, the bylaws, any certificate of determination or instrument relating to the rights of preferred shareholders of such corporation and any shareholder rights agreement, (b) for any partnership, the partnership agreement and, if applicable, certificate of limited partnership, (c) for any limited liability company, the operating agreement and articles or

101
Winnebago Credit Agreement
41858764

certificate of formation or (d) any other document setting forth the manner of election or duties of the officers, directors, managers or other similar persons, or the designation, amount or relative rights, limitations and preference of the Stock of a Person.

"Patents" means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to letters patent and applications therefor.

"Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, P.L. 107-56.

"PBGC" means the United States Pension Benefit Guaranty Corporation any successor thereto.

"Permits" means, with respect to any Person, any permit, approval, authorization, license, registration, certificate, concession, grant, franchise, variance or permission from, and any other Contractual Obligations with, any Governmental Authority, in each case whether or not having the force of law and applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Permitted Acquisition" means any Acquisition by (i) a Borrower of substantially all of the assets of a Target, which assets are located in the United States or (ii) a Borrower of 100% of the Stock and Stock Equivalents of a Target organized under the laws of any State in the United States or the District of Columbia, in each case, to the extent that each of the following conditions shall have been satisfied:

(a)   to the extent the Acquisition will be financed in whole or in part with the proceeds of any Loan, the conditions set forth in Section 2.2 shall have been satisfied;

(b)   the Borrower Representative shall have notified Agent and Lenders of such proposed Acquisition at least thirty (30) days prior to the consummation thereof and furnished to Agent and Lenders at least fifteen (15) days prior to the consummation thereof (1) an executed term sheet and/or letter of intent (setting forth in reasonable detail the terms and conditions of such Acquisition) and, at the request of Agent, such other information and documents that Agent may request, including, without limitation, executed counterparts of the respective agreements, documents or instruments pursuant to which such Acquisition is to be consummated (including, without limitation, any related management, non-compete, employment, option or other material agreements), any schedules to such agreements, documents or instruments and all other material ancillary agreements, instruments and documents to be executed or delivered in connection therewith, (2) pro forma financial statements of Borrower Representative and its Subsidiaries after giving effect to the consummation of such Acquisition and (3) copies of such other agreements, instruments and other documents as Agent reasonably shall request;

(c)   the Borrowers and their Subsidiaries (including any new Subsidiary) shall execute and deliver the agreements, instruments and other documents required by Section 4.13 and Agent shall have received, for the benefit of the Secured Parties, a collateral assignment of the seller's representations, warranties and indemnities to the Borrowers or any of their Subsidiaries under the acquisition documents;

(d)   such Acquisition shall not be hostile and shall have been approved by the board of directors (or other similar body) and/or the stockholders or other equityholders of the Target;

(e)   no Default or Event of Default shall then exist or would exist after giving effect thereto;

(f)   average daily Availability shall be not less than $20,000,000 for the ninety (90) day period preceding such Acquisition and, on a pro forma basis, for the ninety (90) day period after giving effect to such Acquisition;

(g)   the total consideration paid or payable (including without limitation, all transaction costs, assumed Indebtedness and Liabilities incurred, assumed or reflected on a consolidated balance sheet of the Credit Parties and their Subsidiaries after giving effect to such Acquisition and the maximum amount of all deferred payments) for all Acquisitions consummated during the term of this Agreement shall not exceed $35,000,000 in the aggregate for all such Acquisitions; and

(h)   after giving effect to such Acquisition, the Credit Parties (including any Subsidiary acquired in such Acquisition) shall have a Fixed Charge Coverage Ratio greater than 1.10:1.00 (as recomputed for the most recent Fiscal Quarter for which financial statements have been delivered).

Notwithstanding the foregoing, no Inventory acquired by a Credit Party in a Permitted Acquisition shall be included as Eligible Inventory until a field examination (and, if required by Agent, an Inventory appraisal) with respect thereto has been completed to the satisfaction of Agent, including the establishment of Reserves required in Agent's Permitted Discretion; provided, that field examinations and appraisals in connection with Permitted Acquisitions shall not count against the limited number of field examinations or appraisals for which expense reimbursement may be sought.

"Permitted Discretion" means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

"Permitted Dividends" means Restricted Payments in an aggregate amount not to exceed $25,000,000 made by Winnebago Inc. within the first twelve (12) months following the Closing Date, as long as (x) such Restricted Payments would otherwise be permitted under Section 5.11(b) hereof, except that clause (b)(ii) thereof shall not be applicable thereto, and (y) such Restricted Payments are used by Borrowers solely to redeem Stock and Stock Equivalents of Winnebago Inc.

"Permitted Refinancing" means Indebtedness constituting a refinancing or extension of Indebtedness permitted under subsection 5.5(c) or 5.5(d) that (a) has an aggregate outstanding principal amount not greater than the aggregate principal amount of the Indebtedness being refinanced or extended, (b) has a weighted average maturity (measured as of the date of such refinancing or extension) and maturity no shorter than that of the Indebtedness being refinanced or extended, (c) is not entered into as part of a sale leaseback transaction, (d) is not secured by a Lien on any assets other than the collateral securing the Indebtedness being refinanced or extended, (e) the obligors of which are the same as the obligors of the Indebtedness being refinanced or extended and (f) is otherwise on terms no less favorable to the Credit Parties and their Subsidiaries, taken as a whole, than those of the Indebtedness being refinanced or extended.

"Person" means any individual, partnership, corporation (including a business trust and a public benefit corporation), joint stock company, estate, association, firm, enterprise, trust, limited liability company, unincorporated association, joint venture and any other entity or Governmental Authority.

"Pledged Collateral" has the meaning specified in the Guaranty and Security Agreement and shall include any other Collateral required to be delivered to Agent pursuant to the terms of any Collateral Document.

"Prior Indebtedness" means the Indebtedness and obligations specified in Schedule 11.1 hereto.

"Prior Lender" means Burdale Capital Finance, Inc.

"Property" means any interest in any kind of property or asset, whether real, personal or mixed, and whether tangible or intangible.

"Rate Contracts" means swap agreements (as such term is defined in Section 101 of the Bankruptcy Code) and any other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates.

"Real Estate" means any Real Estate owned, leased, subleased or otherwise operated or occupied by any Credit Party or any Subsidiary of any Credit Party.

"Related Persons" means, with respect to any Person, each Affiliate of such Person and each director, officer, employee, agent, trustee, representative, attorney, accountant and each insurance, environmental, legal, financial and other advisor (including those retained in connection with the satisfaction or attempted satisfaction of any condition set forth in Article II) and other consultants and agents of or to such Person or any of its Affiliates.

"Releases" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material into or through the environment.

"Remedial Action" means all actions required to (a) clean up, remove, treat or in any other way address any Hazardous Material in the indoor or outdoor environment, (b) prevent or minimize any Release so that a Hazardous Material does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment or (c) perform pre remedial studies and investigations and post-remedial monitoring and care with respect to any Hazardous Material.

"Required Lenders" means at any time (a) Lenders then holding at least sixty-six and two-thirds percent (66‑2/3%) of the sum of the Aggregate Revolving Loan Commitment then in effect, or (b) if the Aggregate Revolving Loan Commitments have terminated, Lenders then holding at least sixty-six and two-thirds percent (66-2/3%) of the sum of the aggregate unpaid principal amount of Loans then outstanding and outstanding Letter of Credit Obligations.

"Required Revolving Lenders" means at any time (a) Lenders then holding at least sixty-six and two-thirds percent (66-2/3%) of the sum of the Aggregate Revolving Loan Commitments then in effect, or (b) if the Aggregate Revolving Loan Commitments have terminated, Lenders then holding at least sixty-six and two-thirds percent (66-2/3%) of the sum of the aggregate outstanding amount of Revolving Loans and outstanding Letter of Credit Obligations.

"Requirement of Law" means, with respect to any Person, the common law and any federal, state, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities) and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of, any Governmental Authority, in each case whether or not having the force of law and that are applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject.

"Reserves" means, with respect to the Borrowing Base, (a) reserves established by Agent from time to time against Eligible Inventory pursuant to Section 1.14, and (b) such other reserves against Eligible Inventory or Availability that Agent may, in its Permitted Discretion, establish from time to time. Without limiting the generality of the foregoing, Reserves established to ensure the payment of accrued interest expenses or Indebtedness shall be deemed to be an exercise of Agent's Permitted Discretion.

"Responsible Officer" means the chief executive officer or the president of a Borrower or Borrower Representative, as applicable, or any other officer having substantially the same authority and responsibility; or, with respect to compliance with financial covenants or delivery of financial information, the chief financial officer or the treasurer of a Borrower or Borrower Representative, as applicable, or any other officer having substantially the same authority and responsibility.

"Revolving Lender" means each Lender with a Revolving Loan Commitment (or if the Revolving Loan Commitments have terminated, who holds Revolving Loans).

"Revolving Note" means a promissory note of the Borrowers payable to a Lender in substantially the form of Exhibit 11.1(d) hereto, evidencing Indebtedness of the Borrowers under the Revolving Loan Commitment of such Lender.

"Revolving Termination Date" means the earlier to occur of: (a) October 31, 2015; and (b) the date on which the Aggregate Revolving Loan Commitment shall terminate in accordance with the provisions of this Agreement.

"Secured Party" means Agent, each Lender, each L/C Issuer, each other Indemnitee and each other holder of any Obligation of a Credit Party, including each Secured Swap Provider.

"Secured Rate Contract" means any Rate Contract between a Borrower and the counterparty thereto, which (i) has been provided or arranged by GE Capital or an Affiliate of GE Capital, or (ii) Agent has acknowledged in writing constitutes a "Secured Rate Contract" hereunder.

"Secured Swap Provider" means (i) a Lender or an Affiliate of a Lender (or a Person who was a Lender or an Affiliate of a Lender at the time of execution and delivery of a Rate Contract) who has entered into a Secured Rate Contract with a Borrower, or (ii) a Person with whom Borrower has entered into a Secured Rate Contract provided or arranged by GE Capital or an Affiliate of GE Capital, and any assignee thereof.

"Software" means (a) all computer programs, including source code and object code versions, (b) all data, databases and compilations of data, whether machine readable or otherwise, and (c) all documentation, training materials and configurations related to any of the foregoing.

"Solvent" means, with respect to any Person as of any date of determination, that, as of such date, (a) the value of the assets of such Person (both at fair value and present fair saleable value) is greater than the total amount of liabilities (including contingent and unliquidated liabilities) of such Person, (b) such Person is able to pay all liabilities of such Person as such liabilities mature and (c) such Person does not have unreasonably small capital. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"SPV" means any special purpose funding vehicle identified as such in a writing by any Lender to Agent.

"Stock" means all shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting.

106

"Stock Equivalents" means all securities convertible into or exchangeable for Stock or any other Stock Equivalent and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any Stock or any other Stock Equivalent, whether or not presently convertible, exchangeable or exercisable.

"Subordinated Indebtedness" means any Indebtedness of any Credit Party or any Subsidiary of any Credit Party which is subordinated to the Obligations as to right and time of payment and as to other rights and remedies thereunder and having such other terms as are, in each case, reasonably satisfactory to Agent.

"Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, association or other entity, the management of which is, directly or indirectly, controlled by, or of which an aggregate of more than fifty percent (50%) of the voting Stock is, at the time, owned or controlled directly or indirectly by, such Person or one or more Subsidiaries of such Person.

"Target" means any Person or business unit or asset group of any Person acquired or proposed to be acquired in an Acquisition.

"Tax Affiliate" means, (a) each Borrower and its Subsidiaries and (b) any Affiliate of a Borrower with which such Borrower files or is eligible to file consolidated, combined or unitary tax returns.

"Title IV Plan" means a pension plan subject to Title IV of ERISA, other than a Multiemployer Plan, to which any ERISA Affiliate incurs or otherwise has any obligation or liability, contingent or otherwise.

"Trade Secrets" means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to trade secrets.

"Trademark" means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers and, in each case, all goodwill associated therewith, all registrations and recordations thereof and all applications in connection therewith.

"UCC" means the Uniform Commercial Code of any applicable jurisdiction and, if the applicable jurisdiction shall not have any Uniform Commercial Code, the Uniform Commercial Code as in effect from time to time in the State of Illinois.

"United States" and "U.S." each means the United States of America.

"U.S. Lender Party" means each of Agent, each Lender, each L/C Issuer, each SPV and each participant, in each case that is a United States person as defined in Section 7701 (a)(30) of the Code.

"Wholly-Owned Subsidiary" of a Person means any Subsidiary of such Person, all of the Stock and Stock Equivalents of which (other than directors' qualifying shares required by law) are owned by such Person, either directly or through one or more Wholly-Owned Subsidiaries of such Person.

"Winnebago Inc." as defined in the preamble hereto.

11.2   Other Interpretive Provisions.

(a)   Defined Terms. Unless otherwise specified herein or therein, all terms defined in this Agreement or in any other Loan Document shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto. The meanings of defined terms shall be equally applicable to the singular and plural forms of the defined terms. Terms (including uncapitalized terms) not otherwise defined herein and that are defined in the UCC shall have the meanings therein described.

(b)   The Agreement. The words "hereof", "herein", "hereunder" and words of similar import when used in this Agreement or any other Loan Document shall refer to this Agreement or such other Loan Document as a whole and not to any particular provision of this Agreement or such other Loan Document; and subsection, section, schedule, annex and exhibit references are to this Agreement or such other Loan Documents unless otherwise specified.

(c)   Certain Common Terms. The term "documents" includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced. The term "including" is not limiting and means "including without limitation."

(d)   Performance; Time. Whenever any performance obligation hereunder or under any other Loan Document (other than a payment obligation) shall be stated to be due or required to be satisfied on a day other than a Business Day, such performance shall be made or satisfied on the next succeeding Business Day. For the avoidance of doubt, the initial payments of interest and fees relating to the Obligations (other than amounts due on the Closing Date) shall be due and paid on the first day of the first month or quarter, as applicable, following the entry of the Obligations onto the operations systems of Agent, but in no event later than the first day of the second month or quarter, as applicable, following the Closing Date. In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including"; the words "to" and "until" each mean "to but excluding", and the word "through" means "to and including." If any provision of this Agreement or any other Loan Document refers to any action taken or to be taken by any Person, or which such Person is prohibited from taking, such provision shall be interpreted to encompass any and all means, direct or indirect, of taking, or not taking, such action.

(e)   Contracts. Unless otherwise expressly provided herein or in any other Loan Document, references to agreements and other contractual instruments, including this Agreement and the other Loan Documents, shall be deemed to include all subsequent amendments, thereto, restatements and substitutions thereof and other modifications and supplements thereto which are in effect from time to time, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document.

(f)   Laws. References to any statute or regulation may be made by using either the common or public name thereof or a specific cite reference and are to be construed as including all statutory and regulatory provisions related thereto or consolidating, amending, replacing, supplementing or interpreting the statute or regulation.

11.3   Accounting Terms and Principles. All accounting determinations required to be made pursuant hereto shall, unless expressly otherwise provided herein, be made in accordance with GAAP. No change in the accounting principles used in the preparation of any financial statement hereafter adopted by Borrower Representative shall be given effect for purposes of measuring compliance with any provision of Article V or VI unless the Borrowers, Agent and the Required Lenders agree to modify such provisions to reflect such changes in GAAP and, unless such provisions are modified, all financial statements, Compliance Certificates and similar documents provided hereunder shall be provided together with a reconciliation between the calculations and amounts set forth therein before and after giving effect to such change in GAAP. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to in Article V and Article VI shall be made, without giving effect to any election under Accounting Standards Codification 825-10 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of any Credit Party or any Subsidiary of any Credit Party at "fair value." A breach of a financial covenant contained in Article VI shall be deemed to have occurred as of any date of determination by Agent or as of the last day of any specified measurement period, regardless of when the financial statements reflecting such breach are delivered to Agent.

11.4   Payments. Agent may set up standards and procedures to determine or redetermine the equivalent in Dollars of any amount expressed in any currency other than Dollars and otherwise may, but shall not be obligated to, rely on any determination made by any Credit Party or any L/C Issuer. Any such determination or redetermination by Agent shall be conclusive and binding for all purposes, absent manifest error. No determination or redetermination by any Secured Party or any Credit Party and no other currency conversion shall change or release any obligation of any Credit Party or of any Secured Party (other than Agent and its Related Persons) under any Loan Document, each of which agrees to pay separately for any shortfall remaining after any conversion and payment of the amount as converted. Agent may round up or down, and may set up appropriate mechanisms to round up or down, any amount hereunder to nearest higher or lower amounts and may determine reasonable de minimis payment thresholds.

[Signature Pages Follow]

109

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

BORROWERS AND BORROWER REPRESENTATIVE:

WINNEBAGO INDUSTRIES, INC.,
as a Borrower and Borrower Representative

By: */s/ Sarah N. Nielsen*
Name: Sarah N. Nielsen
Title: Vice President and CFO
FEIN: XX-XXXXXXX

WINNEBAGO OF INDIANA, LLC,
as a Borrower

By: */s/ Randy J. Potts*
Name: Randy J. Potts
Title: Manager
FEIN: XX-XXXXXXX

Address for notices:

605 W. Crystal Lake Road
Forest City, Iowa 50436
Attn: Don Heidemann
Facsimile: 641-585-6966

Address for wire transfers:
Routing: XXXXXXXXX
Account No.: XXXXXXXXX
Bank of the West
Minneapolis, MN
Beneficiary: Winnebago Industries, Inc.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

GENERAL ELECTRIC CAPITAL CORPORATION, as Agent

By: */s/ Tom Chapman*
Name: Tom Chapman
Title: Duly Authorized Signatory

Address for Notices:

General Electric Capital Corporation
500 West Monroe, 12th Floor
Chicago, Illinois 60661
Attn: Winnebago Account Manager
Facsimile: (312) 441-7211

With a copy to:

General Electric Capital Corporation
10 Riverview Drive
Danbury, Connecticut 06810
Attn: Jill Zellmer
Facsimile: (203) 749-4562

and

General Electric Capital Corporation
500 West Monroe, 12th Floor
Chicago, Illinois 60661
Attn: Kim Reich
Facsimile: (312) 441-6876

Address for payments:

ABA No. XXX-XXX-XXX
Account Number XXXXXXXX
Deutsche Bank Trust Company Americas
New York, New York
Account Name: GECC CFS–Agented Deals
Reference: CFK6341/Winnebago Industries, Inc.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

GE CAPITAL BANK,
as a Lender

By: */s/ Woodrow Broaders*
Name: Woodrow Broaders
Title: Duly Authorized Signatory

Address for notices:

GE Capital Bank
c/o General Electric Capital Corporation
500 West Monroe, 12th Floor
Chicago, Illinois 60661
Attn: Winnebago Account Manager
Facsimile: (312) 441-7211

With a copy to:

GE Capital Bank
6510 Millrock Drive, Suite 200
Salt Lake City, Utah 84121
Attn: Chief Financial Officer

Lending office:

GE Capital Bank
c/o General Electric Capital Corporation
201 Merritt Seven
Norwalk, Connecticut 06851
Attn: Winnebago Account Manager
Facsimile: (203) 956-4528

With a copy to:

GE Capital Bank
6510 Millrock Drive, Suite 200
Salt Lake City, Utah 84121
Attn: Chief Financial Officer

Schedule 1.1

Revolving Loan Commitments

GE Capital Bank $35,000,000.00

DISCLOSURE SCHEDULES

TO THE

CREDIT AGREEMENT

Dated as of October 31, 2012

by and among

WINNEBAGO INDUSTRIES, INC.

and

WINNEBAGO OF INDIANA, LLC,

as the Borrowers,

THE OTHER PERSONS PARTY HERETO FROM TIME TO TIME THAT

ARE DESIGNATED AS CREDIT PARTIES,

GENERAL ELECTRIC CAPITAL CORPORATION,

as Agent for all Lenders,

and

THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO,
as Lenders.

Schedule 3.5

Litigation

None.

Schedule 3.7

ERISA

1. Winnebago Industries, Inc. Profit Sharing and Deferred Savings and Investment Plan.

Schedule 3.8

Closing Date Sources and Uses; Funds Flow Memorandum

Not applicable.


Schedule 3.9

Ownership of Property; Liens


605 W Crystal Lake Road Forest City IA 50436	Owned
1100 and 1200 11th St Charles City IA 50616	Owned
201 14th Street Middlebury IN 56540	Leased; with the option to purchase at any time during the initial term of this Lease by giving written notice at least 180 days prior to the date for closing for a purchase price of $5,350,000.

<u>Schedule 3.11(a)</u>

<u>Historical Financial Statements</u>

On file with Agent.

<u>**Schedule 3.11(b)**</u>

<u>**Pro Forma Financial Statements**</u>

On file with Agent.

Schedule 3.11(e)

Projections

On file with Agent.

Environmental

None.

Schedule 3.15

Labor Relations

None.

Schedule 3.16 - Intellectual Property

Patents:

OWNER	TITLE	APPLICATION NUMBER	FILING DATE	PATENT NUMBER	ISSUE DATE
WINNEBAGO INDUSTRIES, INC.	Vehicle with slide-out room	09/123,057	7/27/1998	6,048,016	4/11/2000
WINNEBAGO INDUSTRIES, INC.	Latch mechanism for a door	08/975,194	11/20/1997	6,006,560	12/28/1999
WINNEBAGO INDUSTRIES, INC.	Recreational vehicle with slide-out room	08/656,891	5/30/1996	5,785,373	7/28/1998

Domain Names:

http://www.winnebagoind.com/

Trademarks:

UNITED STATES REGISTERED TRADEMARKS

OWNER	TRADEMARK/SERVICE MARK	REGISTRATION NO.	REG. DATE
WINNEBAGO INDUSTRIES, INC.	PLUS LOUNGER	4,187,797	8/7/2012
WINNEBAGO INDUSTRIES, INC.	ACCESS	3,872,676	10/9/2010
WINNEBAGO INDUSTRIES, INC.	THERMO-PANEL	3,128,101	8/8/2006
WINNEBAGO INDUSTRIES, INC.	VIEW	2,978,015	7/26/2005
WINNEBAGO INDUSTRIES, INC.	ELLIPSE	3,096,191	5/23/2006
WINNEBAGO INDUSTRIES, INC.	SUNOVA	2,563,720	4/23/2002
WINNEBAGO INDUSTRIES, INC.	SUNSTAR	2,564,622	4/23/2002
WINNEBAGO INDUSTRIES, INC.	VISTA	2,564,621	4/23/2002
WINNEBAGO INDUSTRIES, INC.	SUNCRUISER	3,855,295	10/5/2010
WINNEBAGO INDUSTRIES, INC.	TRUE AIR	3,855,294	10/5/2010
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO INDUSTRIES	3,816,006	7/13/2010
WINNEBAGO INDUSTRIES, INC.	MERIDIAN BUILT PROUDLY BY WINNEBAGO	3,816,002	7/13/2010
WINNEBAGO INDUSTRIES, INC.	ACCESS BUILT PROUDLY BY WINNEBAGO	3,875,226	11/16/2010
WINNEBAGO INDUSTRIES, INC.	MERIDIAN	3,783,104	5/4/2010

OWNER	TRADEMARK/SERVICE MARK	REGISTRATION NO.	REG. DATE
WINNEBAGO INDUSTRIES, INC.	GP GO	3,680,134	9/8/2009
WINNEBAGO INDUSTRIES, INC.	IDEAL REST	3,680,133	9/8/2009
WINNEBAGO INDUSTRIES, INC.	ERA	3,465,803	7/15/2008
WINNEBAGO INDUSTRIES, INC.	VIA	3,718,915	12/1/2009
WINNEBAGO INDUSTRIES, INC.	REYO	3,718,914	12/1/2009
WINNEBAGO INDUSTRIES, INC.	MAXUM CHASSIS	3,450,010	6/17/2008
WINNEBAGO INDUSTRIES, INC.	TOUR BUILT PROUDLY BY WINNEBAGO INDUSTRIES	3,254,539	6/26/2007
WINNEBAGO INDUSTRIES, INC.	LATITUDE	3,340,586	11/20/2007
WINNEBAGO INDUSTRIES, INC.	DESTINATION	3,411,270	4/15/2008
WINNEBAGO INDUSTRIES, INC.	BENCHMARK	3,173,015	11/21/2006
WINNEBAGO INDUSTRIES, INC.	ITASCA	3,172,964	11/21/2006
WINNEBAGO INDUSTRIES, INC.	SUNRISE	3,072,644	3/28/2006
WINNEBAGO INDUSTRIES, INC.	IMPULSE	3,268,838	7/24/2007
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO VOYAGE	3,052,707	11/31/06
WINNEBAGO INDUSTRIES, INC.	OUTLOOK	3,021,576	11/29/2005
WINNEBAGO INDUSTRIES, INC.	TRIMLINE	3,230,201	4/17/2007
WINNEBAGO INDUSTRIES, INC.	NAVION	2,998,807	11/20/2005
WINNEBAGO INDUSTRIES, INC.	VOYAGE	3,102,623	6/13/2006
WINNEBAGO INDUSTRIES, INC.	ASPECT	2,977,946	7/26/2005
WINNEBAGO INDUSTRIES, INC.	CAMBRIA	2,972,440	7/19/2005
WINNEBAGO INDUSTRIES, INC.	QUICKPORT	2,898,995	11/2/2004
WINNEBAGO INDUSTRIES, INC.	REST EASY	2,701,992	4/1/2003
WINNEBAGO INDUSTRIES, INC.	ONE PLACE	2,692,547	3/4/2003
WINNEBAGO INDUSTRIES, INC.	RV-RADIO	2,682,021	1/28/2003
WINNEBAGO INDUSTRIES, INC.	RV RADIO	2,743,995	7/29/2003
WINNEBAGO INDUSTRIES, INC.	SIGHTSEER	2,751,901	8/19/2003

OWNER	TRADEMARK/SERVICE MARK	REGISTRATION NO.	REG. DATE
WINNEBAGO INDUSTRIES, INC.	POWERLINE ENERGY MANAGEMENT SYSTEM	2,508,202	11/13/2001
WINNEBAGO INDUSTRIES, INC.	JOURNEY	2,474,109	7/31/2001
WINNEBAGO INDUSTRIES, INC.	THE MOST RECOGNIZED NAME IN MOTOR HOMES	2,635,922	10/15/2002
WINNEBAGO INDUSTRIES, INC.	CHALET	2,285,158	10/12/1999
WINNEBAGO INDUSTRIES, INC.	STOREMORE	2,279,013	9/21/1999
WINNEBAGO INDUSTRIES, INC.	RIALTA	1,907,271	7/25/1995
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO	1,908,349	8/1/1995
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO	1,907,269	7/25/1995
WINNEBAGO INDUSTRIES, INC.	VECTRA	1,780,170	7/6/1993
WINNEBAGO INDUSTRIES, INC.	SPIRIT	1,526,756	2/28/1989
WINNEBAGO INDUSTRIES, INC.	SUNDANCER	1,135,087	5/13/1980
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO	1,008,781	4/15/1975
WINNEBAGO INDUSTRIES, INC.	ROAD LOGO	3,172,965	11/21/2006
WINNEBAGO OF INDIANA, LLC	BROOKSIDE	4,055,981	11/15/2011
WINNEBAGO OF INDIANA, LLC	SUNNYBROOK	4,045,211	10/25/2011
WINNEBAGO OF INDIANA, LLC	SUNSET CREEK	4,055,980	11/15/2011
WINNEBAGO OF INDIANA, LLC	WEST POINTE	4,056,139	11/15/2011
WINNEBAGO OF INDIANA, LLC	RAVEN	4,169,124	7/3/2012

UNITED STATES TRADEMARK APPLICATIONS

OWNER	TRADEMARK/SERVICE MARK	SERIAL NO.	FILING DATE
WINNEBAGO INDUSTRIES, INC.	MINNIE	85/593,419	4/10/2012
WINNEBAGO INDUSTRIES, INC.	MINNIE WINNIE	85/592,547	4/9/2012
WINNEBAGO INDUSTRIES, INC.	SPIRIT	85/599,074	4/16/2012
WINNEBAGO INDUSTRIES, INC.	WINNIE	85/593,429	4/10/2012
WINNEBAGO INDUSTRIES, INC.	DIRECT	85/633,060	5/23/2012
WINNEBAGO INDUSTRIES, INC.	METRO	85/633,041	5/23/2012

OWNER	TRADEMARK/SERVICE MARK	SERIAL NO.	FILING DATE
WINNEBAGO INDUSTRIES, INC.	LINK	85/633,444	5/23/2012
WINNEBAGO INDUSTRIES, INC.	METRO DIRECT	85/638,752	5/30/2012
WINNEBAGO INDUSTRIES, INC.	METRO LINK	85/638,747	5/30/2012
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO	85/677,928	7/16/2012
WINNEBAGO INDUSTRIES, INC.	FORZA	85/694,557	8/3/2012
WINNEBAGO INDUSTRIES, INC.	ITASCA VIVA!	85/530,892	2/1/2012
WINNEBAGO INDUSTRIES, INC.	WINNEBAGO TREND	85/530,879	2/1/2012
WINNEBAGO OF INDIANA, LLC	HARMONY	85/281,592	3/30/2011
WINNEBAGO OF INDIANA, LLC	SUNSET CREEK CLASSIC	85/281,609	3/30/2011
WINNEBAGO OF INDIANA, LLC	ONE	85/394,706	8/10/2011
WINNEBAGO OF INDIANA, LLC	WINNEBAGO ONE	85/394,697	8/10/2011
WINNEBAGO OF INDIANA, LLC	LITE 5	85/488,616	12/6/2011
WINNEBAGO OF INDIANA, LLC	LITE FIVE	85/488,560	12/6/2011
WINNEBAGO OF INDIANA, LLC	SUNSET CREEK SPORT	85/488,623	12/6/2011
WINNEBAGO OF INDIANA, LLC	REMINGTON	85/544,613	2/16/2012
WINNEBAGO OF INDIANA, LLC	MINI	85/593,434	4/10/2012

FOREIGN TRADEMARK APPLICATIONS

OWNER	COUNTRY	TRADEMARK/SERVICE MARK	APPLICATION NO.	FILING DATE
WINNEBAGO INDUSTRIES, INC.	CHINA	ERA	10,568,518	3/5/2012
WINNEBAGO INDUSTRIES, INC.	CHINA	ITASCA	10,568,517	3/5/2012

CANADIAN REGISTERED TRADEMARKS

OWNER	COUNTRY	TRADEMARK/SERVICE MARK	REGISTRATION NO.	REG. DATE
WINNEBAGO INDUSTRIES, INC.	CANADA	WINNEBAGO	TMA181037	2/4/1972
WINNEBAGO INDUSTRIES, INC.	CANADA	ITASCA	TMA611744	6/2/2004
WINNEBAGO INDUSTRIES, INC.	CANADA	W & DESIGN	TMA174823	3/5/1971
WINNEBAGO INDUSTRIES, INC.	CANADA	ULTIMATE	TMA596579	12/4/2003
WINNEBAGO INDUSTRIES, INC.	CANADA	CHIEFTAIN	TMA189271	3/16/1973
WINNEBAGO INDUSTRIES, INC.	CANADA	WINNEBAGO INDUSTRIES & DESIGN	TMA611373	5/28/2004
WINNEBAGO INDUSTRIES, INC.	CANADA	RIALTA	TMA611743	6/2/2004

CANADIAN TRADEMARK APPLICATIONS

OWNER	COUNTRY	TRADEMARK/SERVICE MARK	APPLICATION NO.	FILING DATE
WINNEBAGO INDUSTRIES, INC.	CANADA	LINK	1,596,094	9/27/2012
WINNEBAGO INDUSTRIES, INC.	CANADA	METRO LINK	1,596,086	9/27/2012
WINNEBAGO INDUSTRIES, INC.	CANADA	METRO	1,596,085	9/27/2012
WINNEBAGO INDUSTRIES, INC.	CANADA	DIRECT	1,596,087	9/27/2012
WINNEBAGO INDUSTRIES, INC.	CANADA	METRO DIRECT	1,596,092	9/27/2012
WINNEBAGO OF INDIANA, LLC.	CANADA	BRISTOL BAY	1,545,783	9/29/2011
WINNEBAGO OF INDIANA, LLC	CANADA	BROOKSIDE	1,545,789	9/29/2011
WINNEBAGO OF INDIANA, LLC	CANADA	HARMONY	1,545,785	9/29/2011
WINNEBAGO OF INDIANA, LLC.	CANADA	RAVEN	1,551,935	11/14/2011
WINNEBAGO OF INDIANA, LLC	CANADA	SUNNYBROOK	1,545,788	9/29/2011
WINNEBAGO OF INDIANA, LLC	CANADA	SUNSET CREEK	1,545,781	9/29/2011
WINNEBAGO OF INDIANA, LLC.	CANADA	SUNSET CREEK CLASSIC	1,545,782	9/29/2011
WINNEBAGO OF INDIANA, LLC	CANADA	WEST POINTE	1,545,784	9/29/2011
WINNEBAGO OF INDIANA, LLC	CANADA	LITE 5	1,568,935	3/15/2012
WINNEBAGO OF INDIANA, LLC.	CANADA	LITE FIVE	1,568,933	3/15/2012

OWNER	COUNTRY	TRADEMARK/SERVICE MARK	APPLICATION NO.	FILING DATE
WINNEBAGO OF INDIANA, LLC	CANADA	SUNSET CREEK SPORT	1,568,936	3/15/2012
WINNEBAGO OF INDIANA, LLC	CANADA	REMINGTON	1,589,307	8/8/2012
WINNEBAGO INDUSTRIES, INC.	CANADA	MINNIE	1,597,016	10/4/2012
WINNEBAGO INDUSRIES, INC.	CANADA	MINNIE WINNIE	1,597,015	10/4/2012
WINNEBAGO INDUSTRIES, INC.	CANADA	SPIRIT	1,597,018	10/4/2012

Schedule 3.18

Insurance

See attached Certificates of Insurance.

Schedule 3.19

Ventures, Subsidiaries and Affiliates; Outstanding Stock

Winnebago Industries, Inc. has the following subsidiary:

Winnebago of Indiana, LLC

<u>**Schedule 3.20**</u>

<u>**Jurisdiction of Organization; Chief Executive Office**</u>

(1) Legal Name: Winnebago Industries, Inc.
     Organized in: Iowa
     Organizational ID: 44181
     Chief Executive Office: 605 W. Crystal Lake Road, Forest City, Iowa 50436

(2) Legal Name: Winnebago of Indiana, LLC
     Organized in: Iowa
     Organizational ID: 407831
     Chief Executive Office: 605 W. Crystal Lake Road, Forest City, Iowa 50436

Schedule 3.21

Locations of Inventory, Equipment and Books and Records

Winnebago Industries, Inc. maintains inventory and equipment at the following locations:

605 W Crystal Lake Road Forest City, IA 50436
1100 and 1200 11th St Charles City, IA 50616
201 14th Street Middlebury, IN 56540

Winnebago of Indiana, LLC maintains inventory and equipment at the following location:

201 14th St Middlebury, IN   56540

Schedule 3.22

Deposit Accounts and Other Accounts

Winnebago Industries, Inc.

Name of Institution	Branch Address	Account Numbers	Account Name	Type of Account
Bank of the West	250 Marquette Ave Ste 575 Minneapolis, MN 55401	XXXXXXX	Operating Account	Deposit
		XXXXXXX	Non-Motor Home Collateral Account	Deposit
		XXXXXXX	Motor Home Collateral Account	Deposit
		XXXXXXX	Global Trade Services - MMP Account	Securities
		XXXXXXX	Money Market Plus	Securities
Northern Trust	50 South La Salle Street Chicago, IL 60603	XXXXXXX	Winnebago Industries - Bragg Trust	Trust
Manufacturers Bank & Trust Co.	PO Box 450 Forest City, IA 50436	XXXXXXX	EDP General	Deposit
		XXXXXXX	WIT Depository	Deposit
		XXXXXXX	Non-Motor Home Collateral Account	Deposit
		XXXXXXX	Customer Service	Deposit
		XXXXXXX	Local Disbursements	Deposit
		XXXXXXX	WIT Disbursements	Deposit
		XXXXXXX	Payroll	Deposit
Wells Fargo	625 Marquette Ave 11th Floor Minneapolis, MN 55402-2308	XXXXXXX	Workers Comp Fund	Deposit
Bank of America Merrill Lynch	800 Market Street M01-800-12-03 St. Louis, MO 63101	XXXXXXX	Accounts Payable - Check Clearing	Deposit

BMO Capital Markets	Correspondent Banking Services 250 Yonge St. Toronto, Ontario M5B 2M8 Canada	XXXXX	WIT Canadian Funds	Deposit
RBC	115 Broadway Ste 1701 New York, NY 10006	XXXXXXXX	Capital Markets - Securities	Securities
Merrill Lynch, Pierce, Fenner & Smith Incorporated	540 W Madison St 28th Floor IL4-540-28-01 Chicago, IL 60661	XXXXXXXX	Money Market - Blackrock	Securities
J.P. Morgan Securities Inc.	21 S Clark Street Ste 3200 Chicago, IL 60603	XXXXXXXX	Money Market	Securities

Winnebago of Indiana, LLC

Name of Institution	Branch Address	Account Numbers	Type of Account
Bank of the West	250 Marquette Ave Ste 575 Minneapolis, MN 55401	XXXXXXX	Deposit

Schedule 3.23

Government Contracts

None.

Schedule 3.25

Bonding

Bond Number	Obligee	Description	Bond Amount	Effective Date	Expiration Date	Renewal Method
AL25100	State of Alabama, Department of Revenue	AL Bond of Used Motor Vehicle Dealer Reconditioner Rebuilder or Wholesaler Bond	$10,000.00	9/30/2012	9/30/2013	Continuous
AZ 79004	State of Arizona	M-9D Manufacturer of Recreational Vehicles	$5,000.00	10/2/2006	10/1/2013	Continuous
FL 1017	State of Florida	Bond - Recreational Vehicle Manufacturer or Van Converter	$10,000.00	10/11/2005	9/29/2013	Continuous
IA 322610	State of Iowa, Dept of Public Safety	Bond for Sale of Motor Vehicles for the State of Iowa	$50,000.00	1/1/2006	1/1/2013	Continuous
MD 1010	Maryland Dept. of Transportation	Surety Bond of Motor Vehicle Manufacturer	$50,000.00	9/7/2006	9/6/2013	Continuous
NC 11800	North Carolina Division of Motor Vehicles	NC Motor Vehicle Dealer Surety Bond (Motor Vehicle-New and-or Used Car, Truck, Mobile Home Dealers and Salesmen)	$50,000.00	4/11/2007	11/29/2013	Continuous
WA 5318	State of Washington	Highway License for the State of Washington	$20,000.00	7/16/2006	7/15/2013	Continuous

Schedule 5.1

Liens

1.   Liens in favor of Winmark Capital Corporation.

2.   Lien in favor of Pritchard Auto Company.

Schedule 5.4(e)

Certain Investments

Described in Schedule 21 to the Perfection Certificate of Winnebago, Inc.

Schedule 5.4(g)

Certain Investments

Described in Schedule 21 to the Perfection Certificate of Winnebago, Inc.

Schedule 5.5

Indebtedness

None.

<center>

Schedule 5.6

Transactions with Affiliates

</center>

None.

Schedule 5.9

Contingent Obligations

1.   Obligations pursuant to standard warranties of Credit Parties.

2.   Obligations pursuant to repurchase agreements to which the Credit Parties are current parties.

Schedule 11.1

Prior Indebtedness

$12,500,000 loan from Prior Lender.

<u>Annex I</u>

<u>Fiscal Periods of the Credit Parties</u>

Attached.

Beginning Date	End Date	Month	Fiscal Year	Period	
8/26/2012	9/29/2012	Sep	2013	Q1 2013	
9/30/2012	10/27/2012	Oct	2013	Q1 2013	
10/28/2012	12/1/2012	Nov	2013	Q1 2013	Quarter End
12/2/2012	1/5/2013	Dec	2013	Q2 2013	
1/6/2013	2/2/2013	Jan	2013	Q2 2013	
2/3/2013	3/2/2013	Feb	2013	Q2 2013	Quarter End
3/3/2013	4/6/2013	Mar	2013	Q3 2013	
4/7/2013	5/4/2013	Apr	2013	Q3 2013	
5/5/2013	6/1/2013	May	2013	Q3 2013	Quarter End
6/2/2013	7/6/2013	Jun	2013	Q4 2013	
7/7/2013	8/3/2013	Jul	2013	Q4 2013	
8/4/2013	8/31/2013	Aug	2013	Q4 2013	Year End
9/1/2013	10/5/2013	Sep	2014	Q1 2014	
10/6/2013	11/2/2013	Oct	2014	Q1 2014	
11/3/2013	11/30/2013	Nov	2014	Q1 2014	Quarter End
12/1/2013	1/4/2014	Dec	2014	Q2 2014	
1/5/2014	2/1/2014	Jan	2014	Q2 2014	
2/2/2014	3/1/2014	Feb	2014	Q2 2014	Quarter End
3/2/2014	4/5/2014	Mar	2014	Q3 2014	
4/6/2014	5/3/2014	Apr	2014	Q3 2014	
5/4/2014	5/31/2014	May	2014	Q3 2014	Quarter End
6/1/2014	7/5/2014	Jun	2014	Q4 2014	
7/6/2014	8/2/2014	Jul	2014	Q4 2014	
8/3/2014	8/30/2014	Aug	2014	Q4 2014	Year End
8/31/2014	10/4/2014	Sep	2015	Q1 2015	
10/5/2014	11/1/2014	Oct	2015	Q1 2015	
11/2/2014	11/29/2014	Nov	2015	Q1 2015	Quarter End
11/30/2014	1/3/2015	Dec	2015	Q2 2015	
1/4/2015	1/31/2015	Jan	2015	Q2 2015	
2/1/2015	2/28/2015	Feb	2015	Q2 2015	Quarter End
3/1/2015	4/4/2015	Mar	2015	Q3 2015	
4/5/2015	5/2/2015	Apr	2015	Q3 2015	
5/3/2015	5/30/2015	May	2015	Q3 2015	Quarter End
5/31/2015	7/4/2015	Jun	2015	Q4 2015	
7/5/2015	8/1/2015	Jul	2015	Q4 2015	
8/2/2015	8/29/2015	Aug	2015	Q4 2015	Year End
8/30/2015	10/3/2015	Sep	2016	Q1 2016	
10/4/2015	10/31/2015	Oct	2016	Q1 2016	
11/1/2015	11/28/2015	Nov	2016	Q1 2016	Quarter End
11/29/2015	1/2/2016	Dec	2016	Q2 2016	
1/3/2016	1/30/2016	Jan	2016	Q2 2016	
1/31/2016	2/27/2016	Feb	2016	Q2 2016	Quarter End
2/28/2016	4/2/2016	Mar	2016	Q3 2016	
4/3/2016	4/30/2016	Apr	2016	Q3 2016	
5/1/2016	5/28/2016	May	2016	Q3 2016	Quarter End
5/29/2016	7/2/2016	Jun	2016	Q4 2016	
7/3/2016	7/30/2016	Jul	2016	Q4 2016	
7/31/2016	8/27/2016	Aug	2016	Q4 2016	Year End